     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 1996

                                                     REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                     HOSIERY CORPORATION OF AMERICA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

         DELAWARE                    2251                    36-0782950
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL            IDENTIFICATION NO.)
     INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                              3369 PROGRESS DRIVE
                         BENSALEM, PENNSYLVANIA 19020
                                (215) 244-1777
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                JOHN F. BIAGINI
                            CHIEF EXECUTIVE OFFICER
                     HOSIERY CORPORATION OF AMERICA, INC.
                              3369 PROGRESS DRIVE
                         BENSALEM, PENNSYLVANIA 19020
                                (215) 244-1777
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
             LOU R. KLING                           RICHARD D. BOHM
         GREGORY A. FERNICOLA                        ALAN H. PALEY
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM             DEBEVOISE & PLIMPTON
           919 THIRD AVENUE                         875 THIRD AVENUE
       NEW YORK, NEW YORK 10022                 NEW YORK, NEW YORK 10022
            (212) 735-3000                           (212) 909-6000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 TITLE OF EACH CLASS OF
    SECURITIES TO BE           PROPOSED MAXIMUM                  AMOUNT OF
       REGISTERED         AGGREGATE OFFERING PRICE(1)       REGISTRATION FEE(2)
- -------------------------------------------------------------------------------
Common Stock, $.01 par
 value.................         $172,500,000.00                 $59,482.76
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
(1) Includes Common Stock issuable upon exercise of the U.S. Underwriters' over-allotment option.
(2) The registration fee has been calculated in accordance with Rule 457(o) under the Securities Act.

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      HOSIERY CORPORATION OF AMERICA, INC.

                             CROSS-REFERENCE SHEET

  PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN PROSPECTUS OF
                                  INFORMATION
                         REQUIRED BY ITEMS OF FORM S-1

            FORM S-1 REGISTRATION
            STATEMENT AND HEADING               HEADING OR LOCATION IN PROSPECTUS
            ---------------------               ---------------------------------
  1. Forepart of Registration Statement and
      Outside Front Cover Page of            Forepart of the Registration
     Prospectus.............................  Statement; Outside Front Cover Page;
                                              Additional Information
  2. Inside Front and Outside Back Cover     Inside Front Cover Page; Table of
     Pages of  Prospectus................... Contents; Additional Information
  3. Summary Information, Risk Factors and
     Ratio  of Earnings to Fixed Charges.... Prospectus Summary; Risk Factors
  4. Use of Proceeds........................ Prospectus Summary; Use of Proceeds
  5. Determination of Offering Price........ Outside Front Cover Page; Underwriters
  6. Dilution............................... Not Applicable
  7. Selling Security Holders............... Not Applicable
  8. Plan of Distribution................... Outside Front Cover Page; Underwriters
  9. Description of Securities to be         Prospectus Summary; Description of
     Registered............................. Capital Stock
 10. Interests of Named Experts and
     Counsel................................ Not Applicable
 11. Information with Respect to the         Outside Front Cover Page; Prospectus
     Registrant.............................  Summary; Risk Factors; Dividend
                                              Policy; Capitalization; Selected
                                              Consolidated Financial and Other
                                              Data; Pro Forma Financial
                                              Information; Management's Discussion
                                              and Analysis of Financial Condition
                                              and Results of Operations; Business;
                                              Management; Principal Stockholders;
                                              Certain Relationships and Related
                                              Transactions; Description of Capital
                                              Stock; Shares Eligible for Future
                                              Sale; Experts; Additional
                                              Information; Consolidated Financial
                                              Statements
 12. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities........................... Not Applicable

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus; one to be used in connection with an underwritten offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent underwritten offering outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus are identical except for the front cover page. The form of U.S. Prospectus is included herein and is followed by the front cover page to be used in the International Prospectus, which is labeled "Alternate Page for International Prospectus."

  If required pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended, ten copies of each of the Prospectuses in the forms in which they are used will be filed with the Securities and Exchange Commission.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued     , 1996
                                       Shares
                                                                            LOGO
                      Hosiery Corporation of America, Inc.
                                  COMMON STOCK

                                  -----------

OF THE     SHARES  OF COMMON STOCK BEING OFFERED,      SHARES ARE BEING OFFERED
INITIALLY  IN THE UNITED  STATES AND  CANADA BY THE  U.S. UNDERWRITERS AND
 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." ALL OF THE SHARES OF
  COMMON STOCK BEING OFFERED ARE BEING SOLD BY THE COMPANY. PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE
   COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING  PRICE
   PER  SHARE WILL  BE  BETWEEN  $    AND  $   .  SEE  "UNDERWRITERS" FOR  A
   DISCUSSION  OF THE FACTORS  TO BE CONSIDERED  IN DETERMINING THE  INITIAL
    PUBLIC OFFERING PRICE.


                                  -----------

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT
      SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                                  -----------

THESE  SECURITIES  HAVE NOT  BEEN  APPROVED OR  DISAPPROVED BY  THE  SECURITIES
 AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON   THE  ACCURACY   OR  ADEQUACY   OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                                        UNDERWRITING   PROCEEDS
                                              PRICE TO DISCOUNTS AND      TO
                                               PUBLIC  COMMISSIONS(1) COMPANY(2)
                                              -------- -------------- ----------
Per Share....................................   $           $            $
Total(3).....................................  $           $            $

- -----
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) Before deducting expenses payable by the Company estimated at $   .
  (3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional shares of Common Stock at the Price to Public less Underwriting Discounts and Commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions
      and Proceeds to Company will be $    , $    and $   , respectively. See
      "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Debevoise & Plimpton, counsel for the Underwriters. It is expected that the
delivery of the Shares will be made on or about       , 1996 at the offices of
Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in same day funds.

                                  -----------

MORGAN STANLEY & CO.
         Incorporated
      BEAR, STEARNS & CO. INC.

             BT SECURITIES CORPORATION

                                                    DONALDSON, LUFKIN & JENRETTE
                                      Securities Corporation

      , 1996

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK (OR OTHER SECURITIES) OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------
  UNTIL      , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               ----------------
                               TABLE OF CONTENTS

                                     PAGE
                                     ----
Prospectus Summary.................    4
Risk Factors.......................    9
Use of Proceeds....................   13
Dividend Policy....................   14
Capitalization.....................   15
Selected Consolidated Financial and
 Other Data........................   16
Pro Forma Financial Information....   18
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations.........   23
Business...........................   32
Management.........................   40
Principal Stockholders.............   46

                                     PAGE
                                     ----
Certain Relationships and Related
 Transactions......................   47
Description of Certain
 Indebtedness......................   52
Description of Capital Stock.......   54
Shares Eligible for Future Sale....   59
Certain United States Federal
 Income Tax Considerations For Non-
 U.S. Holders of Common Stock......   60
Underwriters.......................   62
Legal Matters......................   65
Experts............................   65
Additional Information.............   65
Index to Consolidated Financial
 Statements........................  F-1

                               ----------------

  The Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information.

                               ----------------

  No action has been or will be taken in any jurisdiction by the Company or any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about, and to observe any restrictions as to, the offering of the Common Stock and the distribution of this Prospectus.

                               ----------------

  In this Prospectus, references to "dollar" and "$" are to United States dollars, and the term "United States" or "U.S." means the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                               ----------------

  Silkies(R) and Sheer Charm(R) are registered trademarks of the Company and the Company has applications pending to register "TLC(TM)" and "Shapely Perfection(TM)."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise requires, all references herein to the "Company" include Hosiery Corporation of America, Inc. and its consolidated subsidiaries. Unless otherwise indicated, the information
contained in this Prospectus (i) gives effect to a     for one stock split that
will be effected prior to completion of the offering and (ii) assumes no exercise of the U.S. Underwriters' over-allotment option. Unless otherwise indicated, all references herein to "Common Stock" include the Class A Common Stock.

                                  THE COMPANY

  Hosiery Corporation of America, Inc. is engaged in the direct mail marketing, manufacture and distribution of women's sheer hosiery products in the United States. The Company has recently begun to expand its operations into the United Kingdom and plans to enter certain other international markets. The Company has created a marketing strategy for women's sheer hosiery that combines innovative, highly analytical direct mail marketing techniques with a continuous product shipment or "continuity" program. The Company's direct mail marketing program provides customers with convenient in-home shopping for, and timely delivery of, quality, attractively priced hosiery marketed under the Silkies(R) brand name. The continuity program involves mailing a specially priced introductory hosiery offer to targeted prospective customers, the acceptance of which allows recipients to participate in the program and results in additional shipments of hose on a regular and continuous basis upon payment for each prior shipment. The Company has developed comprehensive statistical models for the design and analysis of its direct-response marketing programs using proprietary customer data compiled over 20 years. Historically, the Company has used these models to accurately estimate its response, retention and payment rates.

  The Company's historical operating results demonstrate the success of the Company's marketing strategy. The Company shipped approximately 42 million pairs of hose in 1995, a 50.0% increase from the 28 million pairs shipped in 1991. Over the past five years, net revenues and adjusted operating income (operating income before other (income) expenses) have grown at compound annual growth rates of 11.7% and 32.2%, respectively. In addition, the Company's adjusted operating income as a percentage of revenues increased to 23.1% for 1995 from 11.7% for 1991, primarily as a result of the implementation of manufacturing cost reduction programs and the operating leverage inherent in the Company's business.

  The success of the Company's direct mail marketing program is based on (i) the use of advanced statistical modelling to identify individuals who are likely to become profitable long-term customers by remaining in the Company's continuity program for extended periods of time, (ii) the use of innovative marketing techniques to attract such individuals, and (iii) the retention of customers through the delivery of quality hosiery products directly to the home on a regular basis. Drawing on its database, which contains more than 60 million individuals, and on customer lists rented from other direct mail marketers, the Company has developed sophisticated statistical, regression, segmentation and other financial analyses to accurately target, test and acquire customers through direct mail solicitation. The Company generally attracts new customers through an initial direct mail solicitation technique of offering one free pair of hose with two pairs of hose priced at $1.00 each plus shipping and handling. The introductory offer is priced substantially less than the cost of manufacturing, processing and shipping the related hosiery. In 1995, there were 4.4 million shipments (13.3 million pairs of hosiery) to new customers resulting from 43.3 million solicitations, representing a response rate of 11.4%. The Company's annual response rates have ranged from 9.2% to as high as 12.3% between 1991 and 1995.

  New or "front end" customers who elect to participate in the Company's continuity program by purchasing additional hose at full price become part of the Company's repeat or "back end" customer base. When paying for each prior shipment, back end customers can elect to receive a subsequent shipment of hose. Typically, back end customers receive shipments of hose every four to six weeks. The Company has developed a loyal back end customer base by providing customers the convenience of receiving attractively priced, quality hosiery on a regular basis. This loyal customer base has allowed the Company to achieve consistent, predictable revenues. Back end customers generated approximately 76.9% of the Company's net revenues in 1995.

  Management believes that the following factors have been instrumental in achieving the Company's success:

  Rapidly Growing Direct Marketing Distribution Channel. The Company operates in one of the most rapidly growing distribution channels: direct mail marketing. According to the United States Bureau of the Census, mail order sales in the United States have increased at a compound annual growth rate of 11.4% from 1985 through 1995, which is more than twice the rate of growth of total consumer sales, at 5.2%, over the same period. Management believes that direct marketing will continue to be a preferred and growing method of marketing and distribution. Furthermore, the Company benefits from marketing a consumable, disposable product which is well positioned for the direct mail marketing distribution channel. As retail hosiery competitors continue to be burdened with increasing costs of traditional retail distribution, management believes that it will be able to increase the Company's market share and revenues as a result of its ability to market its product directly to the consumer and to provide superior service to its substantial customer base. Direct marketing techniques enable the Company to target selected consumers, measure customer response and obtain direct customer feedback to changes in its marketing strategies.

  Advanced Regression Analysis Expertise. The Company attributes much of its success in generating high response rates and retention rates to its use of advanced regression analysis in the process of soliciting new customers. The Company currently maintains a database of over 60 million individuals which, along with lists rented from other direct mail marketers, is the source of potential customers for its targeted front end solicitation efforts. These lists, which provide valuable insight into the buying habits and payment records of such individuals, form the basis for the rigorous regression analyses performed by the Company. These analyses result in a list of prospective customers, ranked by estimated profitability, whom management believes would be most likely to buy hosiery from the Company on a regular and long term basis.

  Loyal Back End Customer Base. The Company has developed an active and growing base of back end customers who continue to make regular purchases pursuant to the Company's continuity program. Since 1991, revenues from sales to back end customers have increased annually at a compound rate of 11.0% from $68.9 million in 1991 to $104.8 million in 1995. The back end customer base provides the Company with a predictable source of revenue without significant associated marketing costs. Many of these back end customers have participated in the Company's continuity program for several years. In 1995, 45.3% of the total back end pairs of hosiery shipped were to customers who had participated in the continuity program for more than three years.

  State-of-the-Art Computer System. The Company utilizes advanced, state-of-the-art computer and data processing equipment and methodology to provide for the comprehensive management of the Company's information technology needs. The Company's proprietary computer systems efficiently track all aspects of the Company's operations including customer list analysis and management, order and payment entry, billing and collection, customer service support and delivery. The Company's management information systems are instrumental in the development and management of its customer base.

  Low Cost Manufacturing Capability. The Company has recently completed a major manufacturing plant modernization program that has enabled the Company to become a low cost producer of hosiery products. The Company continues to invest in its operations to maintain its competitive advantage as a low cost, state-of-the-art manufacturer. As a result of the Company's efforts, it has experienced a 10% reduction in the cost of producing hosiery since 1991. The Company achieves manufacturing efficiencies in part because it produces only a limited number of styles and colors of hosiery. Furthermore, the predictable nature of the Company's business allows it to schedule production and manufacturing runs to meet expected consumer shipments thereby minimizing the need to maintain high inventory levels of raw materials or finished products.

  Insulation from Traditional Fashion, Retail and Economic Influences. Because the Company is a direct marketer of consumable, disposable, moderately priced, basic products, its sales have not been subject to dramatic variability associated with fashion trends and have been generally insulated from the effects of economic cycles. In addition, the Company's continuity program has encouraged consistent customer demand throughout the year without seasonal fluctuations.

GROWTH STRATEGY

  The Company's growth strategy is focused on the following three opportunities: (i) increasing solicitations to acquire additional front end customers, (ii) increasing the level of sales to the Company's existing back end customer base and (iii) pursuing expansion into certain international markets. The Company plans to acquire additional front end customers through increased solicitations while maintaining or improving current response rates. To this end, the Company continuously identifies and tests additional customer lists and has completed testing of newly available lists containing more than 39 million individuals. The Company also intends to expand future solicitations to include customers the Company has previously identified as being potentially profitable. In the past, the Company's corporate strategy resulted in its not soliciting all of the potential new customers it had identified and tested due to production capacity limitations and the Company's focus on debt repayment. The Company anticipates that its efforts to increase its front end customers will result in commensurate growth of its back end customer base. In an effort to increase sales to existing customers, the Company intends to continue to introduce new styles to encourage existing customers to select higher priced, higher margin products.

  Additionally, the Company has identified opportunities for potential growth in certain international markets, particularly the United Kingdom, Germany, France and Japan, all of which have efficient mail delivery systems, accessible mailing lists and well developed sheer hosiery markets. The aggregate population in these four countries is approximately 323 million, compared to approximately 263 million in the United States. In January 1996, the Company commenced operations in the United Kingdom which, as of March 31, 1996, have generated $2.0 million in revenue and achieved response rates superior to those achieved by the Company in the United States. In addition, the Company is currently evaluating potential programs in Germany, France and Japan, where the Company expects to conduct tests during 1996 and 1997.

  Finally, the Company will continue to evaluate acquisition opportunities in the direct mail industry or opportunities to acquire new product lines which may be suitable for direct mail marketing or the continuity program format. However, the Company currently has no specific plans to pursue such opportunities.

  Although the Company believes that the foregoing objectives can be achieved, the success of its strategy will be subject to numerous factors, many of which will be beyond the Company's control. Accordingly, no assurance can be given that the Company will achieve its growth objectives. See "Risk Factors--Risks Associated with Growth Strategy."

                                ----------------

  On October 17, 1994, the Company effected a recapitalization ("the 1994 Recapitalization"), pursuant to which affiliates of Kelso & Company ("Kelso"), certain nonaffiliated designees of Kelso and certain members of management (collectively, the "Investor Group") acquired approximately 74% of the common equity of the Company. Prior to the 1994 Recapitalization, Joseph A. Murphy ("Murphy") was the Company's sole stockholder. As a result of the 1994 Recapitalization, Murphy retained approximately 21% of the Company's common equity. The Company obtained the funds necessary to effect the 1994 Recapitalization from the proceeds of certain indebtedness and the sale of common and preferred equity securities of the Company. The Company has commenced discussions with Murphy regarding a transaction pursuant to which the Company will exchange, prior to completion of the offering, Murphy's common equity interest in the Company for a newly issued series of preferred stock, which the Company intends to redeem with a portion of the net proceeds of the offering, and certain other consideration. See "Use of Proceeds," "Certain Relationships and Related Transactions--The 1994 Recapitalization and Related Transactions" and "--Exchange Transaction."

  The Company was incorporated in Delaware in 1979 and maintains its principal executive offices at 3369 Progress Drive, Bensalem, Pennsylvania 17020, and its telephone number at that location is (215) 244-1777.

                                  THE OFFERING

Common Stock offered
  United States offering......       shares
  International offering......       shares
    Total.....................       shares(1)
Common Stock to be outstanding
 after the offering...........       shares(1)(2)
Use of proceeds to the          The net proceeds to be received by the Company
 Company......................   from the offering are estimated to be approxi-
                                 mately $138.2 million and will be used primar-
                                 ily to repay indebtedness and to redeem pre-
                                 ferred stock. See "Use of Proceeds."

- --------
(1) Assumes the U.S. Underwriters' over-allotment option is not exercised. See "Underwriters."
(2) Includes 75,652 shares of Class A Common Stock which will be converted into Common Stock on a one-for-one basis upon completion of the offering and
    includes    shares of Common Stock to be issued upon completion of the offering to certain holders of PIK Preferred Stock (as defined herein) to redeem such PIK Preferred Stock. See Note (e) to "Unaudited Pro Forma Consolidated Balance Sheet Data." Excludes 215,369 shares of Common Stock issuable upon exercise of outstanding options under the Company's stock
    option plan and excludes     shares of Common Stock to be repurchased from
    certain holders of preferred stock of the Company upon completion of the offering. See "Management--Stock Option Plan" and notes to the consolidated financial statements included elsewhere in this Prospectus.

                                  RISK FACTORS

  See "Risk Factors" for a discussion of certain factors which should be considered in connection with an investment in the shares of Common Stock offered in the offering.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

  The information set forth below should be read together with the other information contained under the captions "Capitalization," "Selected Consolidated Financial and Other Data," "Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the historical consolidated financial statements and the related notes thereto included elsewhere in this Prospectus.

                                                                                         THREE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                              MARCH 31,
                         --------------------------------------------------------  --------------------------------
                                                                        PRO FORMA                       PRO FORMA
                           1991      1992     1993     1994     1995     1995(A)    1995      1996       1996(A)
                         --------  -------- -------- -------- --------  ---------  -------  ---------  ------------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
 Net revenues........... $ 87,713  $102,235 $109,824 $118,560 $136,299  $136,299   $33,608  $  40,099    $ 40,099
 Cost of sales..........   42,747    49,628   49,818   52,485   60,982    60,982    17,119     20,912      20,912
 Administrative and
  general expenses......   13,153    14,845   14,466   13,616   10,200     9,889     2,659      3,264       3,198
 Provision for doubtful
  accounts..............    2,043     4,129    5,097    5,643    7,788     7,788     2,384      3,015       3,015
 Marketing costs........   10,395    13,055   13,925   15,542   17,442    17,442     3,473      4,606       4,606
 Coupon redemption
  costs.................    7,321     6,439    5,680    6,397    5,969     5,969     2,001      1,480       1,480
 Depreciation and
  amortization..........    1,756     1,863    2,095    3,141    2,493     2,493       624        658         658
 Other (income)
  expenses(b)...........  (14,634)      456    2,725      123       (2)       (2)       (1)        29          29
                         --------  -------- -------- -------- --------  --------   -------  ---------    --------
 Operating income....... $ 24,932  $ 11,820 $ 16,018 $ 21,613 $ 31,427  $ 31,738   $ 5,349  $   6,135    $  6,201
                         ========  ======== ======== ======== ========  ========   =======  =========    ========
 Interest expense....... $  2,243  $  1,530 $  1,463 $  4,811 $ 19,749  $ 14,786   $ 5,126  $   4,678    $  3,449
 Net income............. $ 18,844  $  4,241 $  4,079 $  9,746 $  7,496  $ 10,766   $   175  $     933    $  1,736
 Net income per common
  and common equivalent
  share.................
 Weighted average number
  of common and common
  equivalent shares
  outstanding(c)........
OTHER DATA:
 Adjusted operating
  income(d)............. $ 10,298  $ 12,276 $ 18,743 $ 21,736 $ 31,425  $ 31,736   $ 5,348  $   6,164    $  6,230
 Number of
  Solicitations.........   16,868    31,592   30,037   30,557   43,267    43,267    23,711     27,539      27,539
 Response rate(e).......     9.2%     10.1%    10.9%    12.3%    11.4%     11.4%      8.5%       9.4%        9.4%
 Number of front end
  shipments(f)(g).......    1,413     2,884    2,965    3,374    4,426     4,426     1,806      2,301       2,301
 Number of back end
  shipments(f)(h).......    5,432     6,015    6,069    6,158    6,799     6,799     1,528      1,683       1,683
 Total number of pairs
  shipped(f)(i).........   27,861    34,341   35,019   36,489   42,138    42,138    12,194     14,045      14,045
                                                                                                AS OF MARCH 31, 1996
                                                                                               -----------------------
                                                                                                ACTUAL    PRO FORMA(A)
                                                                                               ---------  ------------
                                                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
 Working capital.......................................................................     $     (82)   $  3,444
 Total assets..........................................................................        80,039      78,665
 Total debt............................................................................       147,530     108,695
 Stockholders' deficit.................................................................      (101,566)    (60,247)

- --------
(a) The pro forma consolidated statement of operations data for the year ended December 31, 1995 and the three months ended March 31, 1996 give pro forma effect to the following transactions (collectively, the "Transactions") as if they had occurred at the beginning of the periods presented: (i) the exchange by the Company of shares of Common Stock held by Murphy for a newly issued series of preferred stock with an aggregate liquidation preference of $40.0 million and certain other consideration (the "Exchange Transaction") as described under "Certain Relationships and Related Transactions--Exchange Transaction", (ii) the issuance by the Company of shares of Common Stock to redeem certain shares of PIK Preferred Stock
    of the Company, and (iii) the sale by the Company of     shares in the
    offering (assuming the U.S. Underwriters' over-allotment option is not exercised) and the anticipated use of the proceeds therefrom as described under "Use of Proceeds." The pro forma consolidated balance sheet data give pro forma effect to the Transactions as if they had occurred on March 31, 1996. See "Pro Forma Financial Information."
(b) See Note (a) to "Selected Consolidated Financial and Other Data" for a discussion of the items comprising "other (income) expenses."
(c) Reflects shares of Common Stock outstanding after the offering (including common stock equivalents calculated in accordance with the "treasury stock method," wherein the net proceeds to the Company from the exercise of outstanding stock options are assumed to repurchase shares of Common Stock
    at $    per share (the mid-point of the range set forth on the cover page of this Prospectus)).
(d) "Adjusted operating income" is defined as operating income before other (income) expenses.
(e) Response rate is equal to the number of front end shipments divided by the number of solicitations (without giving effect to returns totaling approximately 141,000, 294,000, 316,000, 379,000 and 524,000 pairs in 1991,
    1992, 1993, 1994 and 1995, respectively, and 216,000 and 287,000 in the three months ended March 31, 1995 and March 31, 1996, respectively).
(f) All amounts are stated net of returns.
(g) Each front end shipment represents a three pair shipment unit.
(h) Each back end shipment represents a four pair shipment unit. Six pair shipments have been adjusted for comparability since their introduction in 1993.
(i) Includes bulk shipments to the Company's former Canadian subsidiary which was sold by the Company in 1990. Such shipments represent approximately 1.9 million, 1.6 million, 1.8 million, 1.7 million and 1.7 million pairs shipped in 1991, 1992, 1993, 1994 and 1995, respectively, and .7 million and .4 million in the three months ended March 31, 1995 and March 31, 1996, respectively.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

COMPETITION AND INDUSTRY TRENDS

  The women's sheer hosiery business is highly competitive, with two dominant competitors, Sara Lee Hosiery (a division of Sara Lee Corporation) and Kayser-Roth (a subsidiary of Mexican-based Grupo Synkro, S.A.). Although the Company focuses exclusively on marketing its hosiery products through its direct mail marketing continuity program, the Company competes with these and other manufacturers and distributors of women's sheer hosiery that primarily focus on sales of their products in retail stores. Several competitors have sold their hosiery products via mail order for many years. However, management believes these competitors, unlike the Company, have focused on the sale of irregular or imperfect products. In addition, the Company competes with, and faces potential competition from, other direct marketing companies. Several of the Company's competitors have significantly greater financial and other resources and may have greater brand recognition than the Company. See "Business--Competition and Industry."

  Management believes that the overall women's sheer hosiery market may be declining as a result of the high cost of repeat purchases of such products and changes in women's choices in business and leisure wear. Specifically, certain of the Company's competitors, in recent years, have closed manufacturing sites, consolidated distribution centers and combined operations through acquisition activity, presumably as a result of a decline in the women's sheer hosiery market which is greatly influenced by changing fashions. Although the Company's sales increased by approximately 24% from 1993 to 1995, a decline in the women's sheer hosiery market could adversely affect hosiery manufacturers and distributors generally, including the Company. Over-capacity in the supply of women's sheer hosiery may have contributed to the reasons for recent closings of manufacturing sites of the Company's competitors. Continued excess in the supply of women's sheer hosiery could adversely affect the Company's operations.

RISKS ASSOCIATED WITH GROWTH STRATEGY

  Response Rates and Customer Base. The Company's strategy for growth involves expanding its United States operations by acquiring additional front end customers, primarily through increased solicitations and maintenance of its response rates, resulting in increases in the level of business with back end customers. The Company's success in implementing this growth strategy will depend upon the availability of additional customer lists which enable the Company to identify sufficient numbers of potentially profitable customers, and the ability to maintain or improve upon current response rates and customer retention rates. The success in implementation of the Company's strategy will also depend on numerous other factors, many of which are beyond the Company's control, including economic, competitive and other conditions and uncertainties. Therefore, there can be no assurance that the Company will be successful in its strategy to acquire additional front end customers or to increase the level of business with back end customers.

  International Operations. The timing and success of the Company's plans to expand into certain international markets will depend on its ability to identify, attract and retain profitable customers in such markets and on other factors, many of which are beyond its control. Economic, political, governmental and regulatory conditions in such international markets could adversely affect the Company's ability to successfully enter or operate in such markets. In addition, doing business outside the United States may subject the Company to certain risks, including imposition of or increase in existing tariffs, foreign currency fluctuations with respect to the United States dollar, restrictions on the repatriation of profits, compliance with foreign laws and standards which may be burdensome, increased difficulties in collection of accounts receivable and political uncertainties. Therefore, no assurances can be given that the Company's attempts to expand its business into such international markets will be successful.

  Capacity Constraints. The Company has limited ability to significantly increase production at its existing facilities. In order to overcome short term capacity constraints and to provide longer term flexibility for sources of manufactured hosiery, the Company recently began purchasing a portion of its manufactured hosiery requirements from three different hosiery manufacturers in Mexico. In addition, the Company is currently exploring other alternatives, both internationally and within the United States, for outsourcing hosiery manufacturing. Currently, the Company outsources approximately 15% of its manufactured hosiery requirements and expects to increase its reliance on outsourced products to 20% in 1996. The Company's outsourcing of manufacturing internationally may be adversely affected by political instability resulting in a disruption of trade with foreign countries in which the Company's contractors or suppliers are located, foreign currency fluctuations with respect to the United States dollar and existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States. To date, the Company has been able to obtain hosiery that is the same quality as its own product at a price approximately equal to the Company's cost of manufacturing in the United States. There can be no assurance, however, that the Company will be able to continue to purchase manufactured hosiery at approximately the same cost and quality as its own manufactured hosiery or that such purchases may be made in the quantities and at the delivery times required by the Company to meet its inventory requirements.

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends largely on the efforts and abilities of certain key management employees, in particular, John F. Biagini, the Company's Chairman, Chief Executive Officer and President, and Hans Lengers, President of U.S. Textile Corporation, the Company's wholly owned manufacturing subsidiary. The loss of the services of one or both of such key personnel could have a material adverse effect on the Company's business and financial results. See "Management."

SUBSTANTIAL LEVERAGE; STOCKHOLDERS' DEFICIT

  As a result of the 1994 Recapitalization, the Company incurred substantial indebtedness. As of March 31, 1996, the Company's total long-term indebtedness and stockholders' deficit were approximately $147.5 million and $(101.6) million, respectively (and approximately $108.7 million and $(60.2) million, respectively, after giving pro forma effect to the Transactions). See "Capitalization."

  The degree to which the Company is leveraged may have important consequences to the Company's operations, including the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness and will not be available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for solicitation and marketing expenditures, working capital, capital expenditures, acquisitions or for other purposes may be limited; and (iii) the Company's level of indebtedness could limit its flexibility and its ability to withstand competitive pressures, and may make it more vulnerable to economic downturns. The Company may incur additional indebtedness from time to time to finance solicitation and marketing expenditures, working capital, capital expenditures, acquisitions or for other purposes. The Company's ability to satisfy its obligations will be dependent upon its future performance, which may be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond the Company's control.

RESTRICTIONS IMPOSED BY THE COMPANY'S INDEBTEDNESS

  The instruments governing the Company's indebtedness impose significant operating and financial restrictions on the Company. Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, sell assets or engage in mergers or acquisitions. These restrictions could also limit the ability of the Company to effect future financing, make needed capital expenditures, withstand a future downturn in its business or the economy in general, or otherwise conduct necessary corporate activities. A failure by the Company to comply with these restrictions could lead to a default under the terms of such indebtedness and the related agreements. In the event of a default on such indebtedness of the Company, the holders of such indebtedness could elect to declare all of the amounts borrowed pursuant thereto to be immediately due and payable together with accrued and unpaid interest. In such event, there can be no assurance that the Company would be able to make such payments or borrow sufficient funds from alternative sources to make any such payment. Even if additional financing could be obtained, there can be no assurance that it would be on terms that are favorable or acceptable to the Company. In addition, the Company's indebtedness under its bank credit facility is secured by a substantial portion of the assets of the Company and, upon the occurrence of a default, the holders of such indebtedness could foreclose on such assets and sell them as a means to satisfy all or part of such indebtedness. See "Description of Certain Indebtedness."

RISK OF DISASTER

  The Company conducts its knitting and sewing operations primarily from a single facility in Newland, North Carolina, and conducts its dyeing and shipping operations primarily from a single facility in Lancaster, South Carolina. If a disaster (such as a fire) were to destroy or significantly damage either facility, the Company would have to obtain alternative facilities from which to conduct its operations and replenish its inventory, all of which would result in increased operating costs and significant delays in fulfillment of customer orders. While the Company maintains business interruption insurance, any such increased costs or delays could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION

  The Company's direct mail operations are subject to regulation by the United States Postal Service, the Federal Trade Commission (the "FTC") and various state, local and private consumer protection and other regulatory authorities. In general, these regulations govern the manner in which orders may be solicited, the form and content of advertisements, information which must be provided to prospective customers, the time within which orders must be filled, obligations to consumers if orders are not shipped within a specified period of time and the time within which refunds must be paid if the ordered merchandise is unavailable or returned.

  In 1984, as a result of a lawsuit brought by the FTC, the Federal District Court for the Eastern District of Pennsylvania issued a consent injunction, which sets forth specific rules with which the Company must comply in conducting its mail order business and permanently enjoins the Company, its successors and assigns, its officers, agents, representatives and employees, and anyone acting in concert with the Company from violating various FTC and Postal Service laws and regulations. Since entry of the consent injunction, the FTC has not instituted any proceedings against the Company with respect to its mail order business nor has it advised the Company that it considers the Company to be in violation of the consent injunction. The Company believes that it is in full compliance with the consent injunction and continued compliance has not had a material adverse effect on the Company's business. None of the individual officers named in the lawsuit are currently associated with the Company.

  There can be no assurance that future regulatory requirements or actions will not have a material adverse effect on the Company's business, financial condition or operating results.

INCREASE IN POSTAL RATES

  The Company's marketing operations, as well as certain aspects of the direct marketing services industry generally, depend upon the services provided by the United States Postal Service. Any modification by the Postal Service of its rate structure or any increase in public postal rates could have an adverse effect on the Company. Postage costs represent a significant portion of the Company's total costs. In 1994, total postal expenditures were approximately $14.6 million and increased to $20.5 million in 1995, in part as a result of postal rate increases in January 1995. The Company was able to pass substantially all of such costs onto its customers in 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." There can be no assurance, however, that in the future the Company will be able to pass on increased postal costs to its customers, in which case there could be a material adverse effect on the Company. In addition, the Company could also be adversely affected by postal strikes.

PROPOSED SALES TAX LEGISLATION

  Legislation was proposed in the United States Senate in March 1995 that would have allowed each state to collect sales taxes from out-of-state mail order companies which make sales to customers within such state. The Company cannot predict whether, and in what form, such proposal may be adopted. However, the adoption of such proposal, or the enactment of similar federal legislation, could have an adverse effect on direct mail marketers, including the Company. The Company anticipates that sales taxes resulting from any such federal legislation would be passed on to its customers, although there can be no assurance in this regard.

CONTROLLING STOCKHOLDERS

  Upon consummation of the offering, Kelso Investment Associates V, L.P. ("KIAV") and Kelso Equity Partners V, L.P. ("KEPV" and, together with KIAV, the "Kelso Affiliates") will beneficially own approximately % ( % if the U.S. Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock. As a result of the foregoing, the Kelso Affiliates may effectively control the Company and determine and direct the policies of the Company. See "Management--Directors and Executive Officers" and "Principal Stockholders."

  The level of stock ownership of the Company by the Kelso Affiliates may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of stockholders to approve transactions that they may deem to be in their best interests. See "Principal Stockholders."

ABSENCE OF PRIOR PUBLIC TRADING MARKET; DETERMINATION OF OFFERING PRICE

  Prior to the offering, there has been no public market for the Common Stock. There can be no assurance that an active public market will develop for the Common Stock or that, if such a market develops, the market price will equal or exceed the initial public offering price set forth on the cover page of this Prospectus. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters and will not necessarily be indicative of the market price of the Common Stock after the offering. See "Underwriters" for a discussion of the factors to be considered in determining the initial public offering price. The prices at which the Common Stock trades after the offering will be determined by the marketplace and may be influenced by many factors including, among others, the Company's operating and financial performance, the depth and liquidity of the market for the Common Stock, future sales of Common Stock (or the perception thereof), investor perception of the Company and its prospects, developments in the regulation of the direct marketing industry, the Company's dividend policy and general economic and market conditions.

POSSIBLE FUTURE SALES OF COMMON STOCK

  Subject to the restrictions described under "Shares Eligible for Future Sale" and applicable law, the Kelso Affiliates and other current stockholders of the Company will be free to sell any and all of the shares they own after completion of the offering. No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of Common Stock for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. The Kelso Affiliates and certain other
stockholders of the Company (who together will own    shares of Common Stock,
or approximately   % of the outstanding Common Stock upon completion of the
offering) and the Company have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. The Kelso Affiliates, certain of their transferees and certain other stockholders have certain rights to have the shares of Common Stock owned by them registered by the Company under the Securities Act of 1933 (the "Securities Act") in order to permit the public sale of such shares. See "Shares Eligible For Future Sale" and "Description of Capital Stock--Stockholders Agreement--Registration Rights."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the     shares of Common
Stock offered by the Company in the offering are estimated to be approximately $138.2 million (or approximately $159.3 million if the U.S. Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and offering expenses and assuming an
initial offering price of $     per share (the midpoint of the range set forth
on the cover page of this Prospectus).

  The Company intends to use such net proceeds to (i) redeem a portion of its outstanding pay-in-kind preferred stock (the "PIK Preferred Stock") for an aggregate redemption price of approximately $51.6 million (which includes approximately $15.1 million of cumulative undeclared dividends), (ii) redeem for $40.0 million the preferred stock to be issued to Murphy in the Exchange Transaction, (iii) redeem $24.5 million aggregate principal amount (approximately $23.9 million accreted value) of its 13 3/4% Senior Subordinated Exchange Notes due 2002 (the "Notes") at a redemption price of 112% of principal amount (representing an aggregate redemption price of $27.4 million which includes an aggregate redemption premium of approximately $3.6 million), (iv) repay approximately $15.0 million of outstanding indebtedness under its bank credit agreement (the "Bank Credit Agreement"), (v) make a payment of approximately $3.2 million to terminate certain financial advisory service arrangements provided to the Company by Kelso and (vi) repurchase shares of Common Stock from the Kelso Affiliates and certain members of the Company's management for $1.0 million (assuming an initial offering price of
$    per share, the midpoint of the range set forth on the cover page of this
Prospectus). The following table summarizes the various uses of the net proceeds to the Company from the sale of the shares in the offering.

                                                                (IN MILLIONS)
      Gross proceeds from the offering........................     $150.0
      Less: Underwriting discounts and commissions............        9.8
         Fees and expenses....................................        2.0(a)
                                                                   ------
         Net proceeds from the offering.......................     $138.2
                                                                   ======
      Redemption of PIK Preferred Stock.......................     $ 51.6(b)(c)
      Repayment of preferred stock held by Murphy.............       40.0
      Redemption of Notes.....................................       27.4
      Repayment of bank debt..................................       15.0
      Payment to terminate certain financial advisory services
       .......................................................        3.2(d)
      Repurchase of Common Stock..............................        1.0
                                                                   ------
         Total use of proceeds................................     $138.2
                                                                   ======

- --------
(a) Includes legal, accounting, printing and other fees and expenses.
(b) Includes cumulative undeclared dividends on the PIK Preferred Stock of approximately $15.1 million as of March 31, 1996. Dividends on the PIK Preferred Stock accumulate at a rate of approximately 25% per annum. Accordingly, the amount of cumulative undeclared dividends (and, therefore, the aggregate redemption price) as of the completion of the offering will be greater than that set forth above. The amount of net proceeds used to repay bank debt will be reduced accordingly.
(c) Excludes PIK Preferred Stock with an aggregate redemption price of $1.4 million (which includes $.3 million of cumulative undeclared dividends as
    of March 31, 1996) which will be redeemed for   shares of Common Stock to
    be issued upon completion of the offering (assuming an initial offering
    price of $    per share, the midpoint of the range set forth on the cover page of this Prospectus).
(d) See "Certain Relationships and Related Transactions--The 1994 Recapitalization and Related Transactions."

  The PIK Preferred Stock was issued and sold to the Investor Group in October 1994 as part of the financing for the 1994 Recapitalization. As of March 31, 1996, the Term Loans (as defined below) bore interest at a weighted average rate of 8.57% per annum. The Notes were issued on May 15, 1995 in exchange for other outstanding notes (the "Old Notes") having financial terms identical to the Notes. The Old Notes were issued on October 17, 1994 as part of the financing for the 1994 Recapitalization. The Notes mature on August 1, 2002 and bear interest at a rate of 13 3/4% per annum. The bank indebtedness to be repaid consists of term loans (the "Term Loans") incurred on October 17, 1994 as part of the financing for the 1994 Recapitalization and to refinance certain indebtedness of the Company. See "Capitalization," "Description of Certain Indebtedness," "Certain Relationships and Related Transactions--The 1994 Recapitalization and Related Transactions" and "--Exchange Transaction."

                                DIVIDEND POLICY

  The Company has not paid cash dividends on its Common Stock since 1992 and does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain any future earnings for reinvestment in the Company. In addition, the Bank Credit Agreement and the indenture (the "Indenture") pursuant to which the Notes were issued place limitations on the Company's ability to pay dividends or make certain other distributions in respect of its Common Stock. See "Description of Certain Indebtedness." Any future determination as to the payment of dividends will be subject to such prohibitions and limitations, will be at the discretion of the Company's Board of Directors and will depend on the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors, including the General Corporation Law of the State of Delaware (the "DGCL") which provides that dividends are only payable out of the Company's surplus or current net profits.

                                CAPITALIZATION

  The following table sets forth the total debt and total capitalization of the Company at March 31, 1996 and as adjusted to give pro forma effect to
reflect (i) the sale by the Company of    shares of Common Stock pursuant to
the offering (assuming that the U.S. Underwriters' over-allotment option is not exercised) and the application of the net proceeds therefrom, (ii) the
issuance by the Company of     shares of Common Stock to certain holders of
PIK Preferred Stock to redeem such PIK Preferred Stock, and (iii) the Exchange Transaction, in each case as if they had occurred on March 31, 1996. See "Pro Forma Financial Information."

                                                             MARCH 31, 1996
                                                           --------------------
                                                            ACTUAL    PRO FORMA
                                                           ---------  ---------
                                                             (IN THOUSANDS)
Total debt (including current portion):
  Revolving Credit Facility (a)........................... $     --   $    --
  Term Loan Facilities....................................    73,150    58,184
  13 3/4% Senior Subordinated Notes (b)...................    68,198    44,329
  Other long-term debt....................................     1,079     1,079
  Capital lease obligations...............................     5,103     5,103
                                                           ---------  --------
    Total debt............................................   147,530   108,695
                                                           ---------  --------
Redeemable equity securities (c)..........................       332       --
                                                           ---------  --------
Stockholders' deficit:
  Preferred stock, $.01 par value, 12,000,000 shares
   authorized: 4,000,000 shares designated as pay-in-kind
   preferred stock, stated at liquidation value of $10 per
   share: 25% cumulative, 3,739,782 shares issued and
   outstanding; no shares issued and outstanding pro forma
   (d)....................................................    37,398       --
  Common stock, voting, $.01 par value: 3,000,000 shares
   authorized, 1,321,522 shares issued and outstanding;
       shares issued and outstanding pro forma (d)(e).....        13        11
  Common stock, Class A, non-voting, $.01 par value;
   500,000 shares authorized, 75,652 issued and
   outstanding; no shares issued and outstanding pro forma
   (e)....................................................         1       --
  Additional paid-in capital..............................    16,805   156,323
  Restricted stock (c)....................................    (1,134)      --
  Accumulated deficit.....................................  (154,655) (216,587)
  Foreign currency translation adjustment.................         6         6
                                                           ---------  --------
    Total stockholders' deficit...........................  (101,566)  (60,247)
                                                           ---------  --------
      Total capitalization................................ $  46,296  $ 48,448
                                                           =========  ========

- --------
(a) The Revolving Credit Facility provides for borrowings of up to $15.0 million. See "Description of Certain Indebtedness--Bank Credit Agreement."
(b) The Company intends to use a portion of the net proceeds from the offering to redeem $24.5 million aggregate principal amount (approximately $23.9 million accreted value) of the Notes at a redemption price of 112% of principal amount (representing an aggregate redemption price of $27.4 which includes a redemption premium of approximately $3.6 million). See "Use of Proceeds." As a result of such redemption and the write-off of related deferred debt issuance costs of $1.4 million, the Company will record an extraordinary loss of $5.0 million ($3.1 million net of taxes).
(c) Upon closing of an initial public offering, the redemption obligations with respect to the redeemable equity securities expire and the restrictions on the restricted stock lapse. Accordingly, the pro forma information reflects the reclassification of redeemable equity securities as common and preferred stock and the acceleration of the recognition of approximately $1.1 million of compensation expense with respect to the restricted stock.
(d) The Company will issue     shares of Common Stock to certain holders of
    PIK Preferred Stock to redeem their PIK Preferred Stock with an aggregate redemption price of $1.4 million.
(e) All outstanding Class A Common Stock will convert into Common Stock on a one-for-one basis upon completion of the offering.

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The selected information below presents consolidated financial information and other data for the periods indicated. The Consolidated Statement of Operations Data and Consolidated Balance Sheet Data for the years ended and as of December 31, 1993, 1994 and 1995 have been derived from the consolidated financial statements audited by Deloitte & Touche LLP, independent accountants. The Consolidated Statement of Operations Data and Consolidated Balance Sheet Data for the years ended and as of December 31, 1991 and 1992 have been derived from audited financial statements that are not included in this Prospectus. The Consolidated Statement of Operations Data and Consolidated Balance Sheet Data for the three months ended and as of March 31, 1995 and 1996 have been derived from unaudited financial statements, which in the opinion of management contain all adjustments, consisting only of normal recurring accruals, which are necessary for a fair statement of the results of such periods. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with the consolidated financial statements and related notes thereto that are included in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                             THREE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                       MARCH 31,
                         --------------------------------------------------  --------------------
                           1991      1992      1993      1994       1995       1995       1996
                         --------  --------  --------  ---------  ---------  ---------  ---------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
 Net revenues........... $ 87,713  $102,235  $109,824  $ 118,560  $ 136,299  $  33,608  $  40,099
 Cost of sales..........   42,747    49,628    49,818     52,485     60,982     17,119     20,912
 Administrative and
  general expenses......   13,153    14,845    14,466     13,616     10,200      2,659      3,264
 Provision for doubtful
  accounts..............    2,043     4,129     5,097      5,643      7,788      2,384      3,015
 Marketing costs........   10,395    13,055    13,925     15,542     17,442      3,473      4,606
 Coupon redemption
  costs.................    7,321     6,439     5,680      6,397      5,969      2,001      1,480
 Depreciation and
  amortization..........    1,756     1,863     2,095      3,141      2,493        624        658
 Other (income)
  expenses(a)...........  (14,634)      456     2,725        123         (2)        (1)        29
                         --------  --------  --------  ---------  ---------  ---------  ---------
 Operating income.......   24,932    11,820    16,018     21,613     31,427      5,349      6,135
 Interest income........      670       386       388        314        378         63         73
 Interest expense(b)....    2,243     1,530     1,463      4,811     19,749      5,126      4,678
                         --------  --------  --------  ---------  ---------  ---------  ---------
 Income from continuing
  operations before
  provision for income
  taxes and cumulative
  effect of accounting
  change................   23,359    10,676    14,943     17,116     12,056        286      1,530
 Provision for income
  taxes.................    3,159     4,135     5,581      6,648      4,560        111        597
                         --------  --------  --------  ---------  ---------  ---------  ---------
 Income from continuing
  operations before
  cumulative effect of
  accounting change.....   20,200     6,541     9,362     10,468      7,496        175        933
 Discontinued
  operations(c).........   (1,356)   (2,300)   (5,283)      (559)       --         --         --
 Cumulative effect of
  accounting change.....      --        --        --        (163)       --         --         --
                         --------  --------  --------  ---------  ---------  ---------  ---------
 Net income............. $ 18,844  $  4,241  $  4,079  $   9,746  $   7,496  $     175  $     933
                         ========  ========  ========  =========  =========  =========  =========
 Net income per common
  and common equivalent
  share.................
 Weighted average number
  of common and common
  equivalent shares
  outstanding ..........
OTHER DATA:
 Adjusted operating
  income(d)............. $ 10,298  $ 12,276  $ 18,743  $  21,736  $  31,425  $   5,348  $   6,164
 Capital
  expenditures(e).......    1,210     5,820     3,859      2,765      3,122      1,199        648
 Number of
  solicitations.........   16,868    31,592    30,037     30,557     43,267     23,711     27,539
 Response rate(f).......     9.2%     10.1%     10.9%      12.3%      11.4%       8.5%       9.4%
 Number of front end
  shipments(g)(h).......    1,413     2,884     2,965      3,374      4,426      1,806      2,301
 Number of back end
  shipments(g)(i).......    5,432     6,015     6,069      6,158      6,799      1,528      1,683
 Total number of pairs
  shipped(g)(j).........   27,861    34,341    35,019     36,489     42,138     12,194     14,045
                                       AS OF DECEMBER 31,                      AS OF MARCH 31,
                         --------------------------------------------------  --------------------
                           1991      1992      1993      1994       1995       1995       1996
                         --------  --------  --------  ---------  ---------  ---------  ---------
                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
 Working capital........ $  6,132  $  7,632  $  7,518  $   3,152  $   5,794  $     888  $     (82)
 Total assets...........   64,989    66,152    66,859     74,860     82,860     78,675     80,039
 Total debt(b)..........   11,954    13,455    12,305    153,442    151,093    154,348    147,530
 Other long-term
  obligations...........      --      1,204       584         66        --          38        --
 Redeemable equity
  securities............      --        --        --          45        332         45        332
 Stockholders' equity
  (deficit)(b)..........   21,802    25,656    26,318   (110,266)  (102,868)  (109,920)  (101,566)
 Cash dividends
  declared..............      738       387       --         --         --         --         --

         See Notes to Selected Consolidated Financial and Other Data.

            NOTES TO SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(a) Included in other (income) expenses are the following:

                                                              THREE MONTHS
                                                                  ENDED
                                YEAR ENDED DECEMBER 31,         MARCH 31,
                             -------------------------------  ---------------
                               1991    1992  1993  1994 1995   1995     1996
                             --------  ---- ------ ---- ----  ------   ------
                                            (IN THOUSANDS)
   Proceeds from corporate-
    owned life insurance.... $(15,000) $ -- $   -- $ -- $--   $   --   $   --
   Litigation settlements
    and related expense.....       --   419  2,327   --  --       --       --
   Other miscellaneous (in-
    come) expenses..........      366    37    398  123  (2)      (1)      29
                             --------  ---- ------ ---- ---   ------   ------
                             $(14,634) $456 $2,725 $123 $(2)  $   (1)  $   29
                             ========  ==== ====== ==== ===   ======   ======

(b) As part of the 1994 Recapitalization completed in October 1994, the Company incurred substantial indebtedness, the net proceeds of which were used to finance, in part, the repurchase of common and preferred stock from Murphy for aggregate consideration of approximately $191.2 million. Accordingly, as a result of the 1994 Recapitalization, interest expense and total debt significantly increased and a significant stockholders' deficit was created. See "Certain Relationships and Related Transactions-- The 1994 Recapitalization and Related Transactions."
(c) Represents the loss from discontinued operations and the loss on disposal of discontinued operations (net of tax) related to the decision to dispose of the Company's Book, Bag and Overseas Divisions.
(d) "Adjusted operating income" is defined as operating income before other (income) expenses.
(e) Capital expenditures include new equipment and automobiles financed with capital lease obligations and other financing arrangements.
(f) Response rate is equal to the number of front end shipments divided by the number of solicitations (without giving effect to returns totaling approximately 141,000, 294,000, 316,000, 379,000 and 524,000 pairs in
    1991, 1992, 1993, 1994 and 1995, respectively, and 216,000 and 287,000 in the three months ended March 31, 1995 and March 31, 1996, respectively).
(g) All amounts are stated net of returns.
(h) Each front end shipment represents a three pair shipment unit.
(i) Each back end shipment represents a four pair shipment unit. Six pair shipments have been adjusted for comparability since their introduction in 1993.
(j) Includes bulk shipments to the Company's former Canadian subsidiary which was sold by the Company in 1990. Such shipments represent approximately
    1.9 million, 1.6 million, 1.8 million, 1.7 million and 1.7 million of pairs shipped in 1991, 1992, 1993, 1994 and 1995, respectively, and .7 million and .4 million in the three months ended March 31, 1995 and March 31, 1996, respectively.

                        PRO FORMA FINANCIAL INFORMATION

  The following unaudited pro forma consolidated balance sheet gives pro forma effect to the following transactions (collectively, the "Transactions") as if they had occurred on March 31, 1996: (i) the exchange of shares of Common Stock held by Murphy for a newly issued series of preferred stock with an aggregate liquidation preference of $40.0 million and certain other consideration as described under "Certain Relationships and Related Transactions--Exchange Transaction," (ii) the issuance by the Company of shares of Common Stock to redeem a portion of the PIK Preferred Stock with an aggregate redemption price of $1.4 million and (iii) the completion of the offering and the application of the net proceeds therefrom to repay indebtedness, to redeem preferred stock and to repurchase common stock as described under "Use of Proceeds." The following unaudited pro forma consolidated statements of operations for the year ended December 31, 1995 and the three months ended March 31, 1996 give pro forma effect to the Transactions as if they had occurred at the beginning of the periods presented.

  The pro forma financial information presented below is derived from the audited financial statements of the Company as of and for the year ended December 31, 1995 and the unaudited financial statements of the Company as of and for the three months ended March 31, 1996.

  The following pro forma financial information should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Transactions--Exchange Transaction" and the consolidated financial statements of the Company and the related notes thereto appearing elsewhere in this Prospectus. The pro forma adjustments, which are disclosed in the accompanying notes, are based upon available information and certain assumptions that the Company believes are reasonable. The pro forma financial information presented herein is not necessarily indicative of the results of operations or financial condition that would have been reported had the events assumed therein occurred on the dates indicated, nor is it necessarily indicative of results of operations or financial position that may be achieved in the future.

              UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET DATA

                                               AS OF MARCH 31, 1996
                                     -------------------------------------------
                                      ACTUAL    PRO FORMA ADJUSTMENTS  PRO FORMA
                                     ---------  ---------------------  ---------
                                                  (IN THOUSANDS)
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents.........  $     678                         $     678
 Accounts receivable, less an
  allowance for doubtful accounts..     22,744                            22,744
 Inventories.......................      7,943                             7,943
 Prepaid and other current assets..      1,283                             1,283
                                     ---------        --------         ---------
 Total current assets..............     32,648                            32,648
PROPERTY AND EQUIPMENT, net........     15,379                            15,379
MAILING LIST RIGHTS................         60                                60
DEFERRED CUSTOMER ACQUISITION
 COSTS.............................     22,364                            22,364
DEFERRED DEBT ISSUANCE COSTS, less
 accumulated amortization..........      8,436        $ (1,374)(a)         7,062
OTHER ASSETS.......................      1,152                             1,152
                                     ---------        --------         ---------
TOTAL..............................  $  80,039        $ (1,374)        $  78,665
                                     =========        ========         =========
LIABILITIES AND STOCKHOLDERS'
 DEFICIENCY
CURRENT LIABILITIES
 Current portion of long-term
  debt.............................  $   4,796                         $   4,796
 Current portion of capital lease
  obligations......................      1,461                             1,461
 Accounts payable..................      6,655                             6,655
 Accrued expenses and other current
  liabilities......................      4,606        $ (3,526)(b)         1,080
 Accrued interest..................      2,355                             2,355
 Accrued coupon redemption costs...      6,071                             6,071
 Deferred income taxes.............      6,786                             6,786
                                     ---------        --------         ---------
 Total current liabilities.........     32,730          (3,526)           29,204
LONG-TERM DEBT, less current
 portion...........................    137,631         (38,835)(c)        98,796
CAPITAL LEASE OBLIGATIONS, less
 current portion...................      3,642                             3,642
ACCRUED COUPON REDEMPTION COSTS....        517                               517
DEFERRED INCOME TAXES..............      6,753                             6,753
                                     ---------        --------         ---------
 Total liabilities.................    181,273         (42,361)          138,912
                                     ---------        --------         ---------
COMMITMENTS AND CONTINGENT
 LIABILITIES
REDEEMABLE EQUITY SECURITIES.......        332            (332)(d)           --
                                     ---------        --------         ---------
STOCKHOLDERS' DEFICIENCY
 Preferred Stock...................     37,398         (37,398)(e)           --
 Common Stock, voting..............         13              (2)(f)(g)         11
 Common Stock, Class A, non-
  voting...........................          1              (1)(g)           --
 Additional paid-in capital........     16,805         138,200 (h)       156,323
                                                           (72)(f)
                                                           108 (d)
                                                          (124)(i)
                                                         1,406 (e)
 Accumulated deficit...............   (154,655)        (15,378)(e)      (216,587)
                                                        (3,066)(j)
                                                       (39,925)(f)
                                                        (1,984)(k)
                                                          (703)(d)
                                                          (876)(i)
 Restricted Stock..................     (1,134)          1,134 (d)           --
 Foreign currency translation
  adjustment.......................          6                                 6
                                     ---------        --------         ---------
 Stockholders' deficiency..........   (101,566)         41,319           (60,247)
                                     ---------        --------         ---------
TOTAL..............................  $  80,039        $ (1,374)        $  78,665
                                     =========        ========         =========

       See notes to Unaudited Pro Forma Consolidated Balance Sheet Data.

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET DATA

(a) Adjustment to write-off deferred debt issuance costs of approximately $1.4 million as a result of the redemption of $24.5 million aggregate principal amount of the Notes.
(b) Adjustment to accrued expenses and other current liabilities to reflect the aggregate tax effects of the following:

                                                                  (IN MILLIONS)
     Redemption of the Notes at a premium and write-off of de-
      ferred debt issuance costs................................      $1.9
     Payment to terminate certain financial advisory service ar-
      rangements (see note (k) below)...........................       1.2
     Recognition of compensation expense related to the re-
      stricted stock (see note (d) below).......................       0.4
                                                                      ----
       Total....................................................      $3.5
                                                                      ====

(c) Adjustment to record the repayment of approximately $37.4 million of indebtedness, consisting of the redemption of approximately $23.9 million accreted value ($24.5 million aggregate principal amount) of Notes and the repayment of approximately $15.0 million of bank debt.

(d) Adjustment to reclassify redeemable equity securities as common and preferred stock as a result of the expiration of the redemption obligations with respect thereto upon completion of the offering and to accelerate the recognition of approximately $1.1 million of compensation expense ($.7 million after the related tax effect) due to the lapse of the restrictions thereon as a result of the completion of the offering.
(e) Adjustment to record the redemption of the PIK Preferred Stock (having an aggregate initial liquidation preference of approximately $37.6 million) for an aggregate redemption price of approximately $53.0 million ($51.6 million of which will be paid in cash and $1.4 million of which will be
    paid to Messrs. Biagini, Lengers and Hughes in the form of     shares of
    Common Stock, assuming an initial offering price of $    per share, the
    midpoint of the range set forth on the cover page of this Prospectus), which includes approximately $15.4 million of cumulative undeclared dividends as of March 31, 1996 ($15.1 million of which will be paid in cash and $.3 million of which will be paid to Messrs. Biagini, Lengers and
    Hughes in the form of     shares of Common Stock).
(f) Adjustment to record the issuance of preferred stock with an aggregate liquidation preference of $40.0 million in exchange for common stock held by Murphy and the subsequent redemption of such preferred stock with a portion of the proceeds from the offering.
(g) All outstanding Class A Common Stock will convert into Common Stock on a one-for-one basis upon completion of the offering.
(h) Adjustment to record the issuance and sale of the shares in the offering at a net issue price of $138.2 million, representing gross proceeds of $150.0 million less underwriting discounts and commissions of approximately $9.8 million and other fees and expenses of approximately $2.0 million.
(i) Adjustment to record the repurchase of    shares of Common Stock from
    certain holders of the PIK Preferred Stock for an aggregate repurchase price of $1.0 million.
(j) Adjustment to record an after tax charge of approximately $3.1 million (approximately $5.0 million before the related tax effect) as a result of the redemption of $24.5 million aggregate principal amount of the Notes with an accreted value of approximately $23.9 million. The $5.0 million pre-tax charge consists of an aggregate redemption premium of approximately $3.6 million and the write-off of approximately $1.4 million of deferred debt issuance costs referred to in note (a) above.
(k) Adjustment to record an after tax charge of approximately $2.0 million as a result of the payment of approximately $3.2 million to terminate certain financial advisory service arrangements provided to the Company by Kelso.

         UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS DATA

                                 YEAR ENDED DECEMBER 31, 1995
                            ----------------------------------------------
                                             PRO FORMA
                              ACTUAL       ADJUSTMENTS(A)      PRO FORMA
                            ------------  ----------------    ------------
                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Net revenues............... $    136,299                      $    136,299
Cost of sales..............       60,982                            60,982
Administrative and general
 expenses..................       10,200     $      (311)(b)         9,889
Provision for doubtful
 accounts..................        7,788                             7,788
Marketing costs............       17,442                            17,442
Coupon redemption costs....        5,969                             5,969
Depreciation and
 amortization..............        2,493                             2,493
Other income...............           (2)                               (2)
                            ------------     -----------      ------------
Operating income...........       31,427             311            31,738
Interest income............          378                               378
Interest expense...........       19,749          (4,963)(c)        14,786
                            ------------     -----------      ------------
Income before income
 taxes.....................       12,056           5,274            17,330
Provision for income
 taxes.....................        4,560           2,004 (d)         6,564
                            ------------     -----------      ------------
Net income................. $      7,496     $     3,270      $     10,766
                            ============     ===========      ============
Net income per common and
 common equivalent share...
                                                              ============
Weighted average number of
 common and common
 equivalent shares
 outstanding...............                                                (e)
                                                              ============
                               THREE MONTHS ENDED MARCH 31, 1996
                            ----------------------------------------------
                                             PRO FORMA
                              ACTUAL       ADJUSTMENTS(A)      PRO FORMA
                            ------------  ----------------    ------------
                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Net revenues............... $     40,099                      $     40,099
Cost of sales..............       20,912                            20,912
Administrative and general
 expenses..................        3,264     $       (66)(b)         3,198
Provision for doubtful
 accounts..................        3,015                             3,015
Marketing costs............        4,606                             4,606
Coupon redemption costs....        1,480                             1,480
Depreciation and
 amortization..............          658                               658
Other expenses.............           29                                29
                            ------------     -----------      ------------
Operating income...........        6,135              66             6,201
Interest income............           73                                73
Interest expense...........        4,678          (1,229)(c)         3,449
                            ------------     -----------      ------------
Income before income
 taxes.....................        1,530           1,295             2,825
Provision for income
 taxes.....................          597             492 (d)         1,089
                            ------------     -----------      ------------
Net income................. $        933     $       803      $      1,736
                            ============     ===========      ============
Net income per common and
 common equivalent share...
                                                              ============
Weighted average number of
 common and common
 equivalent shares
 outstanding...............                                                (e)
                                                              ============

  See notes to Unaudited Pro Forma Consolidated Statement of Operations Data.

    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(a) The Unaudited Pro Forma Consolidated Statements of Operations Data exclude the following estimated non-recurring expenses which were incurred in connection with, or due to, the offering:

  (1) The payment made to terminate certain financial advisory service arrangements provided to the Company by Kelso of $3.2 million ($2.0 million after the related tax effect).
  (2) The acceleration of the recognition of compensation expense of $1.1 million ($.7 million after related tax effects) related to the vesting of the restricted stock as a result of the offering.
  (3) The premium paid and the write-off of deferred debt issuance costs of $5.0 million ($3.1 million after related tax effect) in connection with the redemption of $24.5 million principal amount of the Notes.
  (4) The cumulative undeclared dividends of $15.4 million ($.3 million of
      which will be paid in the form of   shares of Common Stock, assuming an
      initial offering price of $ per share, the midpoint of the range set forth on the cover page of this Prospectus) that will be paid upon the redemption of the PIK Preferred Stock.

(b) The administrative and general expenses adjustment reflects the elimination of the arrangement with Kelso to provide financial advisory services.

(c) The interest expense adjustment is as follows:

                                              YEAR ENDED     THREE MONTHS ENDED
                                           DECEMBER 31, 1995   MARCH 31, 1996
                                           ----------------- ------------------
                                                      (IN THOUSANDS)
   Interest expense on bank debt repaid..       $(1,283)          $  (321)
   Interest expense on the Notes re-
    deemed...............................        (3,680)             (908)
                                                -------           -------
   Net adjustment to interest expense....       $(4,963)          $(1,229)
                                                =======           =======

(d) The tax effect of pro forma adjustments to income before income taxes is based on the estimated applicable statutory tax rates. The income tax adjustment also excludes the tax effect of non-recurring adjustments as described in (a) above.

(e) Reflects shares of Common Stock outstanding after the offering (including common stock equivalents calculated in accordance with the "treasury stock method," wherein the net proceeds to the Company from the exercise of outstanding stock options are assumed to repurchase shares of Common Stock
    at $      per share (the mid-point of the range set forth on the cover page of this Prospectus).)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This discussion and analysis should be read in conjunction with "Selected Consolidated Financial and Other Data" and the consolidated financial statements of the Company and related notes, all included elsewhere in this Prospectus. The discussion that follows reflects historical results of operations, and does not take into consideration the effects of the 1994 Recapitalization on results of operations, unless so specifically stated. See "Certain Relationships And Related Transactions--The 1994 Recapitalization and Related Transactions."

GENERAL

  The Company sells its hose exclusively through its direct mail marketing continuity program. The Company's sales are a mix of front end shipments to new customers (as well as customers who had previously discontinued their participation) and back end shipments to customers in the continuity program. Pursuant to its direct mail marketing continuity program, the Company solicits its front end customers through initial offers of specially priced hose. The Company incurs significant marketing costs and a loss on the initial offer in connection with the solicitation of front end customers. Back end customers who continue in the continuity program and make repeat purchases at regular prices generate the substantial majority of the Company's net revenues and income from continuing operations. Sales from front end and back end shipments represented 10.6% and 77.3% of net revenues, respectively, for the year ended December 31, 1993, 11.1% and 76.9% of net revenues, for the year ended December 31, 1994 and 12.9% and 76.9% of net revenues for the year ended December 31, 1995. Since 1992, the back end pairs of hosiery shipped has increased annually at a rate of 0.9%, 1.5% and 10.4% in 1993, 1994 and 1995, respectively, from 24.1 million pairs in 1992, to 24.3 million pairs in 1993 to 24.6 million pairs in 1994 and to 27.2 million pairs in 1995.

  The Company seeks to retain back end customers by providing hosiery on a regular basis at competitive prices and by offering flexibility in shipment programs based on a customer's particular buying habits. Through such efforts the Company has been able to establish a predictable back end customer base that is increased through the conversion of front end customers into back end customers. The Company is working continually to develop means of improving its retention of back end customers, for example, through the introduction of new products. Customers, however, exit the continuity program for various reasons.

  As is common to continuity programs, the Company loses the majority of respondents soon after they enter the program. However, the longer a customer continues in the program, the probability that the customer will remain in the program increases.

  The Company's results in any period are generally affected by the number of solicitations made, response rates, retention rates, and sales per shipment, as well as other variables, including the number of mailings and the dates on which such mailings are made. Accordingly, period-to-period comparability of the Company's results will be affected by changes in such variables. The Company has structured its front end solicitation mailings so that they occur at times when management believes response rates will be maximized. Two mailings occur in the Company's first fiscal quarter, one in each of the second and third fiscal quarters, and none in the fourth fiscal quarter. As a result, the Company experiences higher costs in the first six months than in the second six months of the year, with highest costs in the first fiscal quarter.

  The following table sets forth certain operating data of the Company:

                                                          THREE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,         MARCH 31,
                             --------------------------- -----------------------
                               1993     1994     1995       1995       1996
                             -------- -------- --------- -----------------------
                              (IN THOUSANDS, EXCEPT PER SHIPMENT INFORMATION)
Solicitations...............   30,037   30,557    43,267     23,711     27,539
Response rate (a)...........    10.9%    12.3%     11.4%       8.5%       9.4%
Front end (b)
  Shipments (c).............    2,965    3,374     4,426      1,806      2,301
  Pairs shipped.............    8,895   10,122    13,279      5,418      6,903
  Sales..................... $ 11,642 $ 13,183 $  17,585 $    7,135 $    9,187
  Sales per shipment........ $   3.93 $   3.91 $    3.97 $     3.95 $     3.99
Back end (b)
  Shipments (d).............    6,069    6,158     6,799      1,528      1,683
  Pairs shipped.............   24,276   24,633    27,195      6,112      6,734
  Sales..................... $ 84,923 $ 91,130 $ 104,769 $   22,894 $   27,494
  Sales per shipment (d).... $  13.99 $  14.80 $   15.41 $    14.98 $    16.33
Total shipments (b) (d).....    9,034    9,532    11,225      3,334      3,984
Total pairs shipped (b)
 (e)........................   35,019   36,489    42,138     12,194     14,045

- --------
(a) Response rate is equal to the number of front end shipments divided by the number of solicitations (without giving effect to returns totaling approximately 316,000, 379,000 and 524,000 pairs in 1993, 1994 and 1995, respectively) and approximately 216,000 and 287,000 in the three months ended March 31, 1995 and March 31, 1996, respectively.
(b) All amounts are stated net of returns.
(c) Each front end shipment represents a three pair shipment unit.
(d) Each back end shipment represents a four pair shipment unit. Six pair shipments have been adjusted for comparability since their introduction in 1993.
(e) Includes bulk shipments to the former Canadian subsidiary of the Company which was sold by the Company in 1990. Such shipments represent 1.9 million, 1.7 million and 1.7 million pairs shipped in 1993, 1994 and 1995, respectively, and .7 million and .4 million in the three months ended March 31, 1995 and March 31, 1996, respectively.

  The following table sets forth certain income statement data for the Company expressed as a percentage of net revenues:

                                                          THREE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,         MARCH 31,
                               -------------------------  --------------------
                                1993     1994     1995      1995       1996
                               -------  -------  -------  ---------  ---------
Net revenues..................   100.0%   100.0%   100.0%     100.0%     100.0%
  Cost of sales...............    45.4     44.3     44.7       50.9       52.2
  Administrative and general
   expenses...................    13.2     11.5      7.5        7.9        8.1
  Provision for doubtful ac-
   counts.....................     4.6      4.8      5.7        7.1        7.5
  Marketing costs.............    12.7     13.1     12.8       10.3       11.5
  Coupon redemption costs.....     5.2      5.4      4.4        6.0        3.7
  Depreciation and amortiza-
   tion.......................     1.9      2.6      1.8        1.9        1.6
                               -------  -------  -------  ---------  ---------
    Subtotal..................    83.0     81.7     76.9       84.1       84.6
                               -------  -------  -------  ---------  ---------
Income from continuing
 operations before interest,
 other (income) expenses and
 provision for income taxes...    17.0%    18.3%    23.1%      15.9%      15.4%
                               =======  =======  =======  =========  =========

 Components of Income from Continuing Operations

  Net revenues include hosiery shipments (net of returns) to front end and back end customers (representing approximately 89.8% of net revenues in 1995), as well as catalog sales of lingerie and intimate apparel products, mailing list rentals, insert fees, computer services and bulk sales to the former Canadian subsidiary of the Company. Cost of sales represents raw materials, manufacturing, packaging and delivery and related postage costs. The Company records a provision for doubtful accounts for each shipment of hose. At the end of each accounting period, the Company makes an adjustment to reflect the actual collection of accounts receivable and the estimated recovery of the accounts receivable. The level of bad debt associated with front end shipments and initial back end shipments of hose has been significantly greater than with later shipments and the provision for doubtful accounts therefore is likely to be higher in periods in which front end shipments represent a larger portion of total shipments. Administrative and general expenses represent order processing, purchasing, legal, accounting and corporate costs. The Company incurs costs in connection with obtaining new customers and regaining old customers who had previously discontinued their participation in its continuity program. These costs are included in cost of sales and marketing costs. The economic benefits derived from a portion of those expenditures included in marketing costs extend to future periods as customers make repeat purchases. As a result, the Company defers a portion of certain marketing costs spent in the current period to future periods. These marketing costs are aggregated in each period, and amortized on an accelerated basis based upon the estimated current year revenue in proportion to the expected future revenue generated by these customers. Marketing costs include both the costs that are expended currently and the amortization of costs which were capitalized in prior periods.

  The Company offers long-term back end customers in the United States certificates which can be redeemed for gifts from the Company. The Company records a provision for coupon redemption based on historical customer redemption patterns applicable to outstanding coupons and average gift costs. In the past, management has managed these costs by updating the redemption catalogs with new products and by increasing the number of coupons required to redeem gifts in order to offset the increased product cost to the Company.

 Operational Changes

  The Company has undertaken certain steps to improve profitability over the last three years. The first step reduced the cost of acquiring new customers by improving the response rates to its mailings while maintaining quality customers. Management believes that response rate increases are primarily a result of improved targeting of front end customers and new promotional techniques. The second step involved emphasizing sales of higher-margin hosiery through the introduction and promotion of compression hose containing spandex. The Company has increased the percent of its total shipments which contained higher-margin compression hose from approximately 69.4% in 1992 to approximately 79.7% in 1995. The third step introduced an option for back end customers to receive six pairs of hose in each shipment instead of four. The six pair option has been well received, with orders increasing to 14.7% of total shipments in 1994 and 37.0% in 1995, as compared to 3.8% in 1993.

 Modernization Program

  The Company has recently completed a major manufacturing plant modernization program that has enabled it to become a low cost producer of hosiery products. This program expanded capacity, reduced production costs and waste, and increased efficiency. Since 1990, the Company has replaced over half of its knitting capacity with computerized, high-speed knitting machines. Sewing capacity has also been updated with robotics. The Company's dyeing, packaging and fulfillment operations were also modernized by investing in a new facility containing new dye vats and modern, automated packaging machines.

RESULTS OF OPERATIONS

 Three Month Period Ended March 31, 1996 Compared to Three Month Period Ended March 31, 1995

  Net revenues increased by 19.3% to $40.1 million in the first three months of 1996 from $33.6 million in the first three months of 1995. This increase in net revenues was the result of a combination of pricing ($2.2 million), the introduction of a new style of hose ($0.9 million) and increased volume ($3.4 million).

  Cost of sales increased 22.2% to $20.9 million in the first quarter of 1996 from $17.1 for the first quarter of 1995. This increase was primarily attributable to higher front end shipments and the related continuation of back end shipments for these new customers. There were 600 thousand additional front end shipments in the first quarter of 1996 compared to the first quarter of 1995. The cost of sales for front end shipments is substantially higher as a percentage of sales than the cost of back end shipments, resulting in an increase in cost of sales as a percent of sales in 1996 to 52.2% from 50.9% in 1995. Offsetting the higher front end shipment costs were increased pricing effective January 1, 1996 and the sale of a new, higher margin garment.

  Administrative and general expenses have increased to $3.3 million in the first quarter of 1996 from $2.7 million for the same period of 1995. Increased personnel and higher wages account for the increase.

  Provision for doubtful accounts increased $0.6 million to $3.0 million in the first quarter of 1996 from $2.4 million for the same period of 1995. This increase was caused by additional front end and second shipments in 1996 as compared to 1995 (up 0.7 million shipments), which have a higher rate of uncollectible accounts.

  Marketing costs increased 32.6% to $4.6 million from $3.5 million for the three month periods ended March 31, 1996 and March 31, 1995, respectively. A portion of this increase was attributable to higher front end solicitations, as 3.8 million additional solicitations were mailed in the first quarter of 1996 compared to the same period of 1995. The increase was also attributable to higher amortization of deferred marketing costs in the first quarter of 1996 compared to the first quarter of 1995 related to the substantial increase in solicitations in 1995 versus 1994 (up 13.3 million solicitations).

  Coupon redemption costs have declined to $1.5 million for the first quarter of 1996 from $2.0 million for the same period of 1995. Lower redemptions account for $0.1 million of the decrease. The remaining decrease relates to the issuance of a new gift catalog in both 1996 and 1995 that has a lower average cost per gift to the Company, and beginning in 1996, the charging of shipping and handling to redemption customers has also lowered the cost of future redemptions and, therefore, the reserve balance for these future redemptions.

  Interest expense has decreased to $4.7 million for the three month period ended March 31, 1996 from $5.1 million for the three month period ended March 31, 1995. This decrease in interest expense was a combination of less debt ($0.1 million) and lower rates ($0.3 million) on the bank debt.

  Pretax income increased to $1.5 million for the three month period ended March 31, 1996 from $0.3 million for the three month period ended March 31, 1995. The increase in pretax income was primarily attributable to increased sales, lower coupon redemption costs, and lower interest costs offset by increases in cost of sales, bad debts and marketing costs.

  Net income increased to $0.9 million in the first three months of 1996 from $0.2 million for the comparable period of 1995. This increase in net income resulted from increased operating results of $1.2 million, offset by a $0.5 million increase in the provision for income taxes.

 Fiscal 1995 Compared to Fiscal 1994

  Solicitations to front end customers were increased by 41.6% from 30.6 million in fiscal 1994 to 43.3 million in fiscal 1995. Due to the increased number of mailings, front end shipments increased 31.2% from 10.1 million pairs in 1994 to 13.3 million pairs in 1995. As a direct result of higher front end shipments, the Company's back end shipments increased by 10.4% from
24.6 million pairs in 1994 to 27.2 million pairs in 1995.

  Net revenues increased by 15.0% from $118.6 million in fiscal 1994 to $136.3 million in fiscal 1995. This increase was the result of higher solicitations to elicit additional front end customers (up 1.2 million customers from the comparable period). The increase in net revenues was primarily the result of these additional front end shipments, the related continuation of back end shipments for these new customers and there was a $.05 per pair price increase in both fiscal 1995 and 1994. Price variance accounts for approximately 25% of the sales increase, while the balance relates to volume increases.

  Returns of front end shipments increased from 378 thousand in fiscal 1994 to 524 thousand in fiscal 1995, or 38.6%. These returns resulted in $1.5 million and $2.1 million in deductions from sales for front end shipments for these respective periods. Returns of back end shipments also increased from 680 thousand in fiscal 1994 to 766 thousand in fiscal 1995, or 12.6%. These returns resulted in $10.0 million and $11.8 million in deductions from sales for back end shipments for these respective periods.

  Cost of sales increased 16.2% from $52.5 million in fiscal 1994 to $61.0 million in fiscal 1995. This increase was primarily attributable to the higher front end and back end shipments. There were 1.2 million additional front end shipments in 1995 compared to 1994. The cost of sales for front end shipments is higher as a percent of sales than the cost of back end shipments, resulting in an increase in cost of sales as a percent of sales from 1994 (44.3%) to 1995 (44.7%). The higher cost of front end shipments was partially offset by lower manufacturing costs and lower acquisition cost for raw materials.

  Administrative and general expenses decreased 25.1% from $13.6 million in fiscal 1994 to $10.2 million in fiscal 1995. As a percentage of net revenues, these expenses decreased from 11.5% in fiscal 1994 to 7.5% in fiscal 1995. This decrease was primarily due to lower personnel costs ($2.6 million) and the elimination of a corporate-owned life insurance program ($0.8 million).

  Provision for doubtful accounts increased $2.1 million from $5.6 million in fiscal 1994 to $7.8 million in fiscal 1995. This increase was partially caused by additional front end, second and third shipments in fiscal 1995 as compared to fiscal 1994 (1.7 million), which have a higher rate of uncollectible accounts, resulting in $1.3 million of the increase. The balance of the increase was attributable to a lower payment rate ($0.4 million) as compared to fiscal 1994, and an increase in agency fees and volume increases for other hose shipments ($0.4 million).

  Marketing costs increased 12.2% from $15.5 million for fiscal 1994 to $17.4 million for fiscal 1995. This increase was directly attributable to the substantial increase in front end solicitations (30.6 million in 1994 compared to 43.3 million in 1995).

  Coupon redemption costs decreased from $6.4 million in fiscal 1994 to $6.0 million in fiscal 1995. This decrease is the result of providing a new gift catalog to customers with an average cost per gift to the Company that is less than that of previous catalogs. As a percentage of net revenues, redemption costs were 5.4% in 1994 and 4.4% in 1995 reflecting the lower gift costs in 1995 versus 1994.

  Depreciation expense has declined from $3.1 million in fiscal 1994 to $2.5 million in fiscal 1995. The primary reason for the decrease related to accelerated depreciation of computer equipment in 1994 that was replaced in early 1995.

  Interest expense has increased from $4.8 million in fiscal 1994 to $19.7 million in fiscal 1995. This increase was the direct result of the issuance by the Company of approximately $149 million of debt in October 1994 as part of the 1994 Recapitalization.

  Pretax income from continuing operations declined from $17.1 million in fiscal 1994 to $12.1 million in fiscal 1995. The decline in pretax income from continuing operations was attributable to the increased interest expense related to the 1994 Recapitalization, as well as increases in cost of sales, bad debts and marketing costs, offset by increases in sales and reductions in administrative and general expenses.

  Net income decreased from $9.7 million for the year ended December 31, 1994 to $7.5 million for the comparable period of 1995. Adjusted for the losses on discontinued operations and the cumulative effect of a change in accounting, net income decreased from $10.5 million in 1994 to $7.5 million in 1995. This decrease in net income resulted from decreased operating results ($5.1 million), offset by a $2.1 million decrease in the provision for income taxes.

 Fiscal 1994 Compared to Fiscal 1993

  Solicitations to front end customers were increased by 1.7% from 30.0 million in fiscal 1993 to 30.6 million in fiscal 1994. Due to the increased number of mailings and improved response rates, front end shipments increased 13.8% from 8.9 million pairs in fiscal 1993 to 10.1 million pairs in fiscal 1994. The Company's back end shipments increased by 1.5% from 24.3 million pairs in fiscal 1993 to 24.6 million pairs in fiscal 1994, as a direct result of higher front end shipments.

  Net revenues increased $8.8 million (8.0%) to $118.6 million in fiscal 1994 from $109.8 million in fiscal 1993. This increase was the result of higher front end shipments and conversion of back end customers to a six pair program from four pairs. Sales in fiscal 1993 for the six pair program were $7.4 million (program only in effect for six months; initiated in June 1993), while sales for fiscal 1994 for the six pair program were $33.9 million. Additionally, there was a price increase of $.05 (approximately 1.3%) in January 1994. The $6.2 million increase in back end sales was attributable to higher volume ($1.2 million), price increases ($3.7 million) and product mix ($1.3 million).

  Returns of front end shipments increased from 316 thousand in fiscal 1993 to 378 thousand in fiscal 1994. These returns resulted in $l.2 million and $1.5 million deductions from sales for front end shipments for these respective periods. Returns of back end shipments also increased from 588 thousand in fiscal 1993 to 680 thousand in fiscal 1994. These returns resulted in $8.2 million and $10.0 million deductions from sales for back end shipments for these respective periods.

  Cost of sales increased 5.4% from $49.8 million in fiscal 1993 to $52.5 million in fiscal 1994. This increase was attributable to the higher front and back end shipments. Cost of sales, as a percentage of sales, declined from 45.4% in fiscal 1993 to 44.3% in fiscal 1994. This decrease reflects continued benefits from the Company's modernization program in the manufacturing of hose ($1.0 million) and conversion of customers to higher margin spandex products. These improvements offset higher costs associated with the increase in front end shipments (increase of 409 thousand shipments from 1993 to 1994), which increased as a percentage of total shipments from 32.8% in fiscal 1993 to 35.4% in fiscal 1994.

  Administrative and general expenses decreased by 5.9% from $14.5 million in fiscal 1993 to $13.6 million in fiscal 1994. This decrease was due to the decrease in corporate-owned life insurance premiums which totaled $2.7 million in 1993 as compared to $0.8 million in 1994, offset by one time increased salaries and benefit costs ($0.6 million), severance payments ($0.4 million) and costs associated with the sale of the Company ($0.2 million). As a percentage of net revenues these expenses decreased from 13.2% in fiscal 1993 to 11.5% in fiscal 1994.

  Provision for doubtful accounts increased 10.7% from $5.1 million in fiscal 1993 to $5.6 million for fiscal 1994. The increase was caused by the increase in front end shipments in fiscal 1994 (409 thousand) as compared to fiscal 1993. Front end shipments and the next two subsequent shipments consistently generate a higher level of bad debt expense than exists for established customers. While the allowance for doubtful accounts receivable decreased from $1.1 million to $0.9 million from December 31, 1993 to December 31, 1994, after adjusting for a one time accrual for specific receivables of $0.3 million, the Company's adjusted allowance for doubtful accounts receivable increased from $0.8 million to $0.9 million or from 4.9% to 5.1% of accounts receivable as of December 31, 1993 and 1994, respectively.

  Marketing costs increased 11.6% from $13.9 million in fiscal 1993 to $15.5 million in fiscal 1994 due to costs associated with the increased front end solicitations ($0.7 million), the conversion of customers to the six pair program ($0.4 million) and an increased rate of accelerated amortization of deferred marketing costs due to the implementation of the six pair program.

  Coupon redemption costs increased 12.6% from $5.7 million in fiscal 1993 to $6.4 million in fiscal 1994 due to increased redemptions from a larger base of back end customers ($0.3 million) and an increase in the reserve account for potential future redemptions ($0.3 million) reflecting the growth in the six pair program which enables customers to earn additional certificates. As a percentage of net revenues, redemption costs were 5.2% versus 5.4% in fiscal 1993 and fiscal 1994, respectively.

  Depreciation and amortization expense increased from $2.1 million in fiscal 1993 to $3.1 million in fiscal 1994. The primary reason for this increase related to accelerated depreciation of computer equipment which was replaced in early 1995.

  Interest expense increased from $1.5 million in fiscal 1993 to $4.8 million in fiscal 1994. This increase was the direct result of the issuance by the Company of approximately $149 million of debt in October 1994 as a result of the 1994 Recapitalization.

  Other expenses were $2.3 million in fiscal 1993 whereas fiscal 1994 had $0.2 million of other income. In 1993, such expenses included $1.7 million for a litigation settlement, $0.2 million legal costs associated with the settlement, as well as $0.4 million legal fees associated with the estate of a former stockholder of the Company. Other income in fiscal 1994 related primarily to interest income.

  Pretax income from continuing operations increased 14.5% from $14.9 million in fiscal 1993 to $17.1 million in fiscal 1994. The growth in pretax income from continuing operations is attributable to the increase in net revenues and improvements in the Company's margins. This margin increase is due primarily to the decrease in cost of sales as a percentage of net revenues, offset by higher interest and marketing costs.

  Net income increased from $4.1 million in fiscal 1993 to $9.7 million in fiscal 1994. Adjusted for the losses on discontinued operations and the cumulative effect of a change in accounting, net income increased 11.8% from $9.4 million in fiscal 1993 to $10.5 million in fiscal 1994. This increase in net income resulted from an improvement in operating results ($2.2 million), offset by $1.1 million increase in the provision for taxes. Income from continuing operations represented 8.5% of net revenues in fiscal 1993, as compared to 8.8% in fiscal 1994.

  The Company adopted Statement of Financial Accounting Standards (SFAS) No. 112, Employers Accounting for Postemployment Benefits, which was effective January 1, 1994. The cumulative effect of the adoption was to decrease net income by $163 thousand, net of taxes of $87 thousand.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's cash requirements arise principally from the need to finance new front end solicitations (customers), capital expenditures, debt repayment and other working capital requirements. The Company mailed 30.0 million, 30.6 million and 43.3 million solicitations during the years 1993, 1994 and 1995, respectively. The Company financed these solicitations and expects to finance future solicitations from internally generated funds.

  In fiscal 1993, 1994 and 1995, capital expenditures were $3.9 million, $2.8 million and $3.1 million, respectively. The majority of the expenditures were for the purchase of knitting, sewing and dyeing equipment and facility enhancements. These expenditures were financed substantially through the assumption of capital leases. Also, the Company expects to expend approximately $3.0 million in 1996 for additional equipment. These capital expenditures will be financed through the assumption of capital leases or other appropriate financing facilities.

  Working capital decreased from $7.5 million at December 31, 1993, to $3.2 million at December 31, 1994, and increased to $5.8 million at December 31, 1995. Increased interest, taxes and financing costs accounted for the decrease from 1993 to 1994. In fiscal 1995, increased cash, receivables and inventories offset by higher interest and taxes were responsible for the increase.

  Cash flows provided by operations for 1993, 1994 and 1995 of $5.1 million, $6.3 million and $8.5 million, respectively, were derived principally from income from continuing operations of $9.4 million, $10.5 million and $7.5 million (before the cumulative effect of a change in accounting) in 1993, 1994 and 1995, respectively, adjusted for non-cash expenses for depreciation and amortization, including amortization of deferred customer acquisition costs of $15.2 million, $17.0 million and $19.9 million in 1993, 1994 and 1995, respectively, and amortization of debt issuance costs and discounts of $0.4 million and $1.8 million in 1994 and 1995, respectively, offset by changes in operating assets and liabilities of $14.4 million, $9.9 million and $18.8 million in 1993, 1994 and 1995, respectively, and cash flows to fund discontinued operations of $5.3 million and $0.6 million in 1993 and 1994, respectively. The changes in operating assets and liabilities included increases in accounts receivable of $1.4 million, $2.7 million and $2.1 million in 1993, 1994 and 1995, respectively, as well as payments for deferred customer acquisition costs of $12.8 million, $12.1 million and $17.9 million in 1993, 1994 and 1995, respectively. These increases and payments reflected the increase in volume and the significant marketing campaigns in the past three years. The proceeds from the 1994 Recapitalization were also used, in part, to pay debt issuance costs associated therewith totaling approximately $9.2 million in 1994 and $1.7 million in 1995, net of amounts paid or accrued through the use of the Company's general working capital.

  Net cash used in investing activities in 1995 was $1.0 million. Investing activities provided cash totaling $2.2 million and $5.9 million 1993 and 1994, respectively. The predominant use of cash in investing activities resulted from the acquisition of property and equipment of $1.1 million, $2.0 million and $1.0 million in 1993, 1994 and 1995, respectively, and net investments in operations that were subsequently discontinued totaling $0.4 million 1993. Additionally, the Company invested $1.7 million in 1993 in assets later sold to a stockholder. The assets sold to the stockholder consisted primarily of an investment in a foreign subsidiary, property and loans to that stockholder. Proceeds were received from the disposal of the Company's book division for $5.1 million in 1993 and the sale of certain discontinued operations and other assets to the stockholder in connection with the 1994 Recapitalization totaling $7.1 million.

  During 1993, 1994 and 1995, the Company used $8.0 million, $8.2 million and $4.4 million, respectively, in financing activities. Net payments on bank and other financing, including capital lease obligations, totaled $6.8 million, $9.9 million and $4.6 million in 1993, 1994 and 1995, respectively. In 1994, the Company received proceeds from the issuance of common and preferred stock totaling $53.4 million, long-term debt totaling $80.0 million and Units totaling $69.2 million in connection with the 1994 Recapitalization. The proceeds in 1994 from the 1994 Recapitalization were primarily used to purchase shares for treasury totaling $199.0 million. The proceeds from the 1994 Recapitalization were also utilized, in part, to pay fees related to the issuance of stock associated therewith totaling approximately $2.0 million, net of amounts paid or accrued through the use of the Company's general working capital. The Company used cash totaling $3.4 million in 1993 to redeem certain shares of its stock. All shares purchased for treasury, or otherwise redeemed, were subsequently retired.

  On October 17, 1994, the Company effected the 1994 Recapitalization. As a result of the substantial indebtedness incurred in connection with the 1994 Recapitalization, the Company has significant debt service obligations. At December 31, 1995, the outstanding amount of the Company's indebtedness (other than trade payables) was $151.1 million, including $78.6 million of indebtedness under the Bank Credit Agreement and $68.2 million of Notes.

  Since consummation of the 1994 Recapitalization, the Company's ongoing cash requirements through the end of fiscal 1999 will consist primarily of interest payments and required remaining amortization payments under the Bank Credit Agreement, interest payments on the Notes, payments of capital lease obligations, front end marketing expenditures, working capital, capital expenditures and taxes. The Company intends to use a substantial portion of the net proceeds from the sale of the Common Stock in the offering by the Company to repay indebtedness and to redeem PIK Preferred Stock. See "Use of Proceeds." After giving effect to such redemption and repayment, the remaining required principal payments under the Bank Credit Agreement will be: $2.0 million in 1996, $7.0 million in 1997, $11.5 million in 1998, $8.7 million in 1999, $13.8 million in 2000 and $15.2 million in 2001. Other than upon a change of control (as defined) or as a result of certain asset sales, the Company will not be required to make any principal payments in respect of the Notes until their stated maturity in August 2002. The Company's primary source of liquidity will be cash flow from operations and funds available to it under the Bank Credit Agreement. The Bank Credit Agreement contains a revolving credit facility that provides for maximum borrowings of $15.0 million, all of which was available at December 31, 1995. See "Description of Certain Indebtedness."

 Inflation

  Over the past three years, which has been a period of low inflation, the Company has been able to increase sales volume to compensate for increases in operating expenses. The Company has historically been able to increase its selling prices as the cost of sales and related operating expenses have increased and, therefore, inflation has not had a significant effect on operations.

                                   BUSINESS

  The Company is engaged in the direct mail marketing, manufacture and distribution of women's sheer hosiery products in the United States. The Company has recently begun to expand its operations into the United Kingdom and plans to enter certain other international markets. The Company has created a marketing strategy for women's sheer hosiery that combines innovative, highly analytical direct mail marketing techniques with a continuous product shipment or "continuity" program. The Company's direct mail marketing program provides customers with convenient in-home shopping for and timely delivery of quality, attractively priced hosiery marketed under the Silkies(R) brand name. The continuity program involves mailing a specially priced introductory hosiery offer to targeted prospective customers, the acceptance of which allows recipients to participate in the program and results in additional shipments of hose on a regular and continuous basis upon payment for each prior shipment. The Company has developed comprehensive statistical models for the design and analysis of its direct-response marketing programs using proprietary customer data compiled over 20 years. Historically, the Company has used these models to accurately estimate its response, retention and payment rates.

  The Company's historical operating results demonstrate the success of the Company's marketing strategy. The Company shipped approximately 42 million pairs in 1995, a 50% increase from the 28 million pairs shipped in 1991. Over the past five years, net revenues and adjusted operating income (operating income before other (income) expenses) have grown at compound annual growth rates of 11.7% and 32.2%, respectively. In addition, the Company's adjusted operating income as a percentage of revenues increased to 23.1% for 1995 from 11.7% for 1991, primarily as a result of the implementation of manufacturing cost reduction programs and the operating leverage inherent in the Company's business.

  The success of the Company's direct mail marketing program is based on (i) the use of advanced statistical modelling to identify individuals who are likely to become profitable long-term customers by remaining in the Company's continuity program for extended periods of time, (ii) the use of innovative marketing techniques to attract such individuals, and (iii) the retention of customers through the delivery of quality hosiery products directly to the home on a regular basis. Drawing on its database, which contains more than 60 million individuals and on customer lists rented from other direct mail marketers, the Company has developed sophisticated statistical, regression, segmentation and other financial analyses to accurately target, test and acquire customers through direct mail solicitation. The Company generally attracts new customers through an initial direct mail solicitation technique of offering one free pair of hose with two pairs of hose priced at $1.00 each plus shipping and handling. The introductory offer is priced substantially less than the cost of manufacturing, processing and shipping the related hosiery. In 1995, there were 4.4 million shipments (13.3 million pairs of hosiery) to new customers resulting from 43.3 million solicitations, representing a response rate of 11.4%. The Company's annual response rates have ranged from 9.2% to as high as 12.3% between 1991 and 1995.

  New or "front end" customers who elect to participate in the Company's continuity program by purchasing additional hose at full price become part of the Company's repeat or "back end" customer base. When paying for each prior shipment, back end customers can elect to receive a subsequent shipment of hose. Typically, back end customers receive shipments of hose every four to six weeks. The Company has developed a loyal back end customer base by providing customers the convenience of receiving attractively priced, quality hosiery on a regular basis. This loyal customer base has allowed the Company to achieve consistent, predictable revenues. Back end customers generated approximately 76.9% of the Company's net revenues in 1995.

  Management believes that the following factors have been instrumental in achieving the Company's success:

  Rapidly Growing Direct Marketing Distribution Channel. The Company operates in one of the most rapidly growing distribution channels: direct mail marketing. According to the United States Bureau of the Census, mail order sales in the United States have increased at a compound annual growth rate of 11.4% from 1985 through 1995, which is more than twice the rate of growth of total consumer sales, at 5.2%, over the same period. Management believes that direct marketing will continue to be a preferred and growing method of marketing and distribution. Furthermore, the Company benefits from marketing a consumable, disposable product which is well positioned for the direct mail marketing distribution channel. As retail hosiery competitors continue to be burdened with increasing costs of traditional retail distribution, management believes that it will be able to increase the Company's market share and revenues as a result of its ability to market its product directly to the consumer and to provide superior service to its substantial customer base. Direct marketing techniques enable the Company to target selected consumers, measure customer response and obtain direct customer feedback to changes in its marketing strategies.

  Advanced Regression Analysis Expertise. The Company attributes much of its success in generating high response rates and retention rates to its use of advanced regression analysis in the process of soliciting new customers. The Company currently maintains a database of over 60 million individuals which, along with lists rented from other direct mail marketers, is the source of potential customers for its targeted front end solicitation efforts. These lists, which provide valuable insight into the buying habits and payment records of such individuals, form the basis for the rigorous regression analyses performed by the Company. These analyses result in a list of prospective customers, ranked by estimated profitability, whom management believes would be most likely to buy hosiery from the Company on a regular and long term basis.

  Loyal Back End Customer Base. The Company has developed an active and growing base of back end customers who continue to make regular purchases pursuant to the Company's continuity program. Since 1991, revenues from sales to back end customers have increased annually at a compound rate of 11.0% from $68.9 million in 1991 to $104.8 million in 1995. The back end customer base provides the Company with a predictable source of revenue without significant associated marketing costs. Many of these back end customers have participated in the Company's continuity program for several years. In 1995, 45.3% of the total back end pairs of hosiery shipped were to customers who had participated in the continuity program for more than three years.

  State-of-the-Art Computer System. The Company utilizes advanced, state-of-the-art computer and data processing equipment and methodology to provide for the comprehensive management of the Company's information technology needs. The Company's proprietary computer systems efficiently track all aspects of the Company's operations including customer list analysis and management, order and payment entry, billing and collection, customer service support and delivery. The Company's management information systems are instrumental in the development and management of its customer base.

  Low Cost Manufacturing Capability. The Company has recently completed a major manufacturing plant modernization program that has enabled the Company to become a low cost producer of hosiery products. The Company continues to invest in its operations to maintain its competitive advantage as a low cost, state-of-the-art manufacturer. As a result of the Company's efforts, it has experienced a 10% reduction in the cost of producing hosiery since 1991. The Company achieves manufacturing efficiencies in part because it produces only a limited number of styles and colors of hosiery. Furthermore, the predictable nature of the Company's business allows it to schedule production and manufacturing runs to meet expected consumer shipments thereby minimizing the need to maintain high inventory levels of raw materials or finished products.

  Insulation from Traditional Fashion, Retail and Economic Influences. Because the Company is a direct marketer of consumable, disposable, moderately priced, basic products, its sales have not been subject to dramatic variability associated with fashion trends and have been generally insulated from the effects of economic cycles. In addition, the Company's continuity program has encouraged consistent customer demand throughout the year without seasonal fluctuations.

GROWTH STRATEGY

  The Company's growth strategy is focused on the following three opportunities: (i) increasing solicitations to acquire additional front end customers, (ii) increasing the level of sales to the Company's existing back end customer base and (iii) pursuing expansion into certain international markets. The Company plans to acquire additional front end customers through increased solicitations while maintaining or improving current response rates. To this end, the Company continuously identifies and tests additional customer lists and has completed testing of newly available lists containing more than 39 million individuals. The Company also intends to expand future solicitations to include customers the Company has previously identified as being potentially profitable. In the past, the Company's corporate strategy resulted in its not soliciting all of the potential new customers it had identified and tested due to production capacity limitations and the Company's focus on debt repayment. The Company anticipates that its efforts to increase its front end customers will result in commensurate growth of its back end customer base. In an effort to increase sales to existing customers, the Company intends to continue to introduce new styles to encourage existing customers to select higher priced, higher margin products.

  Additionally, the Company has identified opportunities for potential growth in certain international markets, particularly the United Kingdom, Germany, France and Japan, all of which have efficient mail delivery systems, accessible mailing lists and well developed sheer hosiery markets. The aggregate population in these four countries is approximately 323 million, compared to approximately 263 million in the United States. In January 1996, the Company commenced operations in the United Kingdom which, as of March 31, 1996, have generated $2.0 million in revenue and achieved response rates superior to those achieved by the Company in the United States. In addition, the Company is currently evaluating potential programs in Germany, France and Japan, where the Company expects to conduct tests during 1996 and 1997.

  Finally, the Company will continue to evaluate acquisition opportunities in the direct mail industry or opportunities to acquire new product lines which may be suitable for direct mail marketing or the continuity program format. However, the Company currently has no specific plans to pursue such opportunities.

MARKETING

  From its inception in 1979 until 1990, the Company's marketing efforts included cooperative advertising, package inserts and space ads, primarily in newspaper advertisements. Although the Company's initial marketing efforts were inexpensive and reached a broad customer group, management believed it would gain longer term financial benefits by altering its marketing efforts. Following test programs begun in the spring of 1988, the Company fully implemented in 1991 its strategy of focusing exclusively on its direct mail marketing continuity program. The Company's current marketing efforts focus on targeting and acquiring front end customers, as well as maintaining a strong relationship with continuity or back end customers, through efficient delivery of quality products, customer service and creative new product introductions. These direct mail marketing initiatives, refined by advanced statistical and regression analyses, have increased the size and quality of the Company's customer base.

  Acquiring Front End Customers. Direct mail marketing has become the Company's sole means of attracting new front end customers and reactivating previous customers. Given the response rates, continuation rates and profit per order that direct mail generates, management believes that direct mail is superior to all other marketing methods for its continuity program. Four major solicitations featuring the Company's specially priced introductory offer are mailed in January, March, June and September of each year.

  The Company employs advanced statistical and regression analyses in conjunction with each of its solicitation promotions. The Company utilizes its proprietary in-house database of 60 million individuals, as well as lists rented from other direct marketing firms, and analyzes information concerning consumer buying habits and payment records in order to determine which potential customers are likely to purchase hosiery from the Company on a regular and long-term basis. All potential customers are ranked by potential realizable profit and solicitations are mailed to the customers who meet the Company's targeted profitability profile.

  The Company's current initial direct mail solicitation offers the opportunity to receive one free pair of hose with two pairs of hose priced at $1.00 each plus shipping and handling. The recipient is able to choose the size, style and color of hosiery for this initial shipment. Upon receiving the first shipment, the customer can (i) pay for the product and order a second shipment, (ii) pay for the product and elect not to order a second shipment, or (iii) return the product and keep the free pair.

  The Continuity Program. By paying for the product and ordering a second shipment of hosiery, the customer joins the Company's continuity program and becomes a repeat or back end customer. Upon payment for each shipment, customers are sent a subsequent shipment of regularly priced hose, on average every four to six weeks, with some customers electing a bi-monthly shipment option. With each shipment, customers may change the selection of styles, colors and sizes. Back end shipments contain either four or six pairs of hosiery which vary in price according to style. All shipments are made on credit, but the Company's exposure to any one customer is limited to the cost of one shipment. Customers are not required to commit to a minimum purchase amount and can cancel the program at any time and for any reason. The Company seeks to retain its back end customers by providing high quality hosiery on a timely basis and at competitive prices at the customer's convenience. The Company believes it has been able to establish a predictable base of back end customers.

  The Company actively resolicits customers who have chosen to discontinue their participation in the continuity program. Based upon the number of previous shipments and the circumstances regarding cancellation of previous enrollment, the Company will send as many as nine reactivation offers to reinstate these customers. In total, the Company sends about 6 million such offers annually, and believes that approximately 30% of those customers rejoin the continuity program as the result of these efforts. The Company also maintains a database of inactive customers who receive variations of the standard front end solicitation.

  Through its data processing capabilities, the Company tracks a customer's order history from the initial order through each subsequent purchase, whether the purchase is a hosiery product, merchandise from the women's wear merchandise catalog, or other consumer products received through gift redemptions. Each of the Company's customer service representatives has on-line capabilities to retrieve customer specific queries and purchasing history.

  The following table sets forth certain information regarding the number of pairs of hose shipped in 1995, classified as front end and back end pairs shipped. The number of back end pairs are further classified by the number of pairs shipped to back end customers who have entered the program within the last three years and by those who have been in the program for more than three years.

                                                      PAIRS SHIPPED(A) PERCENT
                                                      ---------------- -------
                                                       (IN THOUSANDS)
Number of front end pairs shipped....................      13,168        32.6%
Number of back end pairs shipped (listed by customer
 front end response year)
  1995 through 1993..................................      14,890        36.9
  1992 and prior.....................................      12,310        30.5
Total number of back end pairs shipped...............      27,200        67.4
                                                           ------       -----
Total number of pairs shipped(b).....................      40,368       100.0%
                                                           ======       =====

- --------
(a) Net of returns.
(b) Excludes 1.7 million pairs shipped to the Company's former Canadian subsidiary (sold by the Company in 1990) which markets such hose in Canada.

  Customer Testing. The Company continually tests various aspects of its direct mail marketing program. Such testing enables the Company to (i) estimate the profitability of certain in-house and outside customer lists;
(ii) maintain and improve response rates to front end solicitations; (iii) increase payment and retention rates of back end customers; (iv) determine the profitability of the product mix offered to back end customers; (v) determine optimal pricing strategy; and (vi) improve scheduling of production runs to meet anticipated demand, minimizing inventory risk. Constant refinement of test programs through creative design, offer upgrades, new hosiery products and referral programs are conducted through various mailings with the objective of increasing response rates or reducing costs, without negatively impacting continuation or retention.

The time from test to application can take between three and twelve months depending on the testing employed. Historically, the Company has been able to accurately estimate its response, retention and payment rates based on its test results.

  Customer Profile. Management believes that the Company's average customer is a working woman between age 30 and 55. The Company estimates that its average customer buys approximately 60% of her sheer hosiery products from the Company, and many of such customers purchase hosiery for other household members.

  Additional Product Offerings. The Company also offers a women's wear brochure featuring branded and private label lingerie and intimate apparel products in conjunction with third party manufacturers.

PRODUCTS AND DEVELOPMENT

  The Company manufactures moderately-priced, quality women's sheer hosiery under the Silkies(R) brand name. The Company's product line is designed to include the more popular product styles and colors for which most customers have the greatest demand and includes six styles of sheer hosiery, in nine different colors and six sizes, plus knee-hi's. The Company's elastomer products (compression garments containing spandex) include Control Top, Total Leg Control, Sheer Charm and Shapely Perfection styles. The Company's elastomer products currently represent approximately 80% of its total production. The remainder of the Company's production consists of its non-elastomer products including Panty 'n Hose, Sheer-to-Waist and Knee-Hi styles. The styles range in price from $2.33 to $4.69 per pair. The Company performs extensive consumer research and product testing to: (i) ensure product quality, (ii) service all significant markets and (iii) convert existing compression hose customers to higher-margin, sheer compression hosiery products.

DATA PROCESSING AND MANAGEMENT INFORMATION SYSTEMS

  The Company has computer and data processing capabilities which it believes are adequate for its current and planned level of operations. This in-house capability will be used to support international operations and is capable of handling the planned international expansion in the United Kingdom, France, Germany and Japan. The Company has a full back-up and disaster recovery program for its data processing system which would enable the Company to resume operations at an outside facility within twelve hours of the onset of such need.

  The Company provides data processing services to its marketing operations that manage the flow of all hosiery products from solicitation to customer delivery. These services include direct mail solicitations, customer list management and customer service operations, including order input, billing, collection, printing and tracking of customer ordering history. Through its database capabilities, the Company is also able to store and manage a proprietary database of customer purchasing habits gathered from the Company's hosiery sales history. This historical database of customer purchasing habits covers current and past hosiery shipments, customer credit statistics, buying patterns and purchasing records.

MANUFACTURING AND DISTRIBUTION

  The Company manages all phases of the manufacturing and delivery of hosiery products, including planning, purchasing, production, packaging and distribution. The Company's direct mail marketing program is vertically integrated into its manufacturing and production operations, the latter currently providing the Company's marketing operations with approximately 85% of the Company's hosiery needs. By spreading the volume of yearly orders over four major solicitation dates, manufacturing and fulfillment are able to avoid extreme variations, and thereby ensure higher efficiency and better product quality. The Company achieves manufacturing efficiencies in part because it produces only a limited number of styles and colors of hosiery. Additionally, the results of the Company's direct mail marketing program allow the Company quickly to adjust its manufacturing output according to customer demand.

  Production Process. Once front end and back end orders have been received, the shipment information is communicated via computer to the Company's facilities at Lancaster, South Carolina. The Company's ability to schedule its annual output allows the Company to minimize the need to maintain high inventory levels of raw materials or finished products. The primary raw materials utilized by the Company are nylon and spandex yarn, dye and chemicals. Such raw materials are purchased directly from suppliers which provide the Company with technical support. All knitting operations are located at the Company's facility in Newland, North Carolina. Sewing operations are performed at the Company's facilities in Newland, North Carolina, and Heath Springs, South Carolina. Once the hosiery products have been manufactured, they are transported to the Company's Lancaster, South Carolina, facility where the products are dyed, packaged and prepared for delivery.

  Packaging and Distribution. The Company operates fully-automated, high-speed packaging machines and distributes its products through the United States Postal Service directly to the customer's home. The Company's use of standardized and fully automated packaging allows the Company to achieve significant efficiencies. The Company uses the United States Postal Service and has been able to control delivery costs by passing on to its customers any increases in postal rates. In its international operations, the Company will use such countries' national postal services. However, there can be no assurance that in the future the Company will be able to pass on increased shipping costs to its customers. See "Risk Factors--Increase in Postal Rates."

  Capital Investment. The Company has recently completed a major manufacturing plant modernization program that has enabled it to become a low cost producer of hosiery products. During the past five years, the Company has spent approximately $17 million replacing the majority of its knitting and sewing capacity with advanced robotics, installing automatic packaging equipment for more timely response through efficient delivery, building a new dye house and distribution facility and upgrading its computer facilities. The Company maintains relationships with its machinery producers in order to keep up-to-date on changing manufacturing methods. The Company's current manufacturing operations have the capacity to produce approximately 60 million pairs annually. In addition, the modernization program has provided the Company with the ability to expand future production capacity by approximately 20% from current levels without significant incremental capital investment.

  Outsourcing of Product. In order to overcome short term capacity constraints and to provide longer term flexibility for sources of manufactured hosiery, the Company recently began purchasing a portion of its manufactured hosiery requirements from three different hosiery manufacturers in Mexico. To date, the Company has been able to obtain hosiery that is the same quality as its own product at a price approximately equal to the Company's cost of manufacturing in the United States. Currently, the Company outsources approximately 15% of its manufactured hosiery requirements and expects to increase its reliance on outsourced products to 20% in 1996.

COMPETITION AND INDUSTRY

  The Company operates exclusively in the women's hosiery industry, targeting adult women as customers. Management believes that the overall women's hosiery market may be declining as a result of the high cost of repeat purchases of such products and changes in women's choices in business and leisure wear. Despite this apparent overall market decline, the Company has been able to increase its sales from $109.8 million in 1993 to $136.3 million in 1995.

  Women's sheer hosiery is sold through a variety of distribution channels, including discount stores, grocery and drug stores, specialty stores, national chains and direct marketing. Although several competitors have sold their hosiery products via mail order for many years, this distribution has concentrated on the large quantity sale of irregulars, as opposed to the Company's direct mail marketing of high quality women's hosiery products in a continuity program.

  The Company competes with major manufacturers and distributors of women's sheer hosiery, which primarily sell through the retail channel and some of which are larger and better capitalized than the Company, and may have greater brand recognition than the Company. The major United States hosiery manufacturers include Sara Lee Hosiery, Kayser-Roth, the Company and Americal, a privately held U.S. concern. More than 60 other smaller manufacturers also produce women's sheer hosiery primarily for sale under private labels. Competition in the women's sheer hosiery market is generally based on price, quality and customer service.

  In addition, the Company competes with, and faces potential competition from, other direct marketing companies. Such competitors include businesses which engage in direct mail, catalog sales, telemarketing and other methods of sale which compete for the attention and spending dollars of consumers in the home. There are numerous direct marketing companies that are larger and better capitalized than the Company and that offer more varied product assortments.

SUPPLIERS

  The primary raw materials utilized in the Company's manufacturing operations are nylon and spandex yarn, dye and chemicals. Although the Company generally stocks only a two to three week supply of raw materials in order to manage inventory efficiently, the predictable nature of the Company's shipments generally allows it to order raw materials one year in advance and secure an adequate supply at prearranged costs.

FACILITIES

  The Company owns or leases facilities at six principal locations. The following sets forth the general location of each, its size, whether the facility is owned or leased and the principal function of each.

                                 SIZE     OWNED/
          LOCATION            SQUARE FEET LEASED           FUNCTION
          --------            ----------- ------           --------
Bensalem, Pennsylvania.......    60,000   Leased Headquarters; Administration;
                                                 Marketing; Data Processing;
                                                 Customer Service
Bensalem, Pennsylvania.......    13,000   Leased Warehousing
Newland, North Carolina......   150,000    Owned Knitting; Sewing
Lancaster, South Carolina....   142,000    Owned Dyeing; Packaging; Delivery
                                                 Operations; Warehousing
Heath Springs, South Caroli-     16,000   Leased Sewing; Warehousing
 na..........................
Liverpool, United Kingdom....    15,000   Leased United Kingdom Headquarters

  The two owned facilities are subject to mortgages and security interests granted to secure payment of the Company's obligations under the Bank Credit Agreement. See "Description of Certain Indebtedness--Bank Credit Agreement" and
Note 11 to the consolidated financial statements included elsewhere in this Prospectus. Management considers the Company's facilities to be well-maintained and satisfactory for the Company's operations, and believes that the Company's facilities provide sufficient capacity for its current and expected production requirements.

EMPLOYEES

  As of December 31, 1995, the Company had 843 employees, 164 of whom were located at its headquarters and operations center in Bensalem, Pennsylvania, 384 of whom were located at its manufacturing facility in Newland, North Carolina, and 291 of whom were located at its manufacturing, packaging and fulfillment operations facility in Lancaster, South Carolina. Additionally, four employees have been added in the United Kingdom. Of the total number of employees, 121 are salaried workers. The remaining 722 are non-salaried employees, the majority of whom are paid an hourly wage plus incentive compensation based on productivity measures. The Company's hourly workforce is not affiliated with any unions. The Company has not experienced any work stoppages and believes its relations with its employees are good.

GOVERNMENTAL REGULATION

  The Company's direct mail operations are subject to regulation by the United States Postal Service, the FTC and various state, local and private consumer protection and other regulatory authorities. In general, these regulations govern the manner in which orders may be solicited, the form and content of advertisements, information which must be provided to prospective customers, the time within which orders must be filled, obligations to consumers if orders are not shipped within a specified period of time and the time within which refunds must be paid if the ordered merchandise is unavailable or returned.

  In 1984, as a result of a lawsuit brought by the FTC, the Federal District Court for the Eastern District of Pennsylvania issued a consent injunction, which sets forth specific rules with which the Company must comply in conducting its mail order business and permanently enjoins the Company, its successors and assigns, its officers, agents, representatives and employees, and anyone acting in concert with the Company from violating various FTC and Postal Service laws and regulations. Since entry of the consent injunction, the FTC has not instituted any proceedings against the Company with respect to its mail order business nor has it advised the Company that it considers the Company to be in violation of the consent injunction. The Company believes that it is in full compliance with the consent injunction and continued compliance has not had a material adverse effect on the Company's business. None of the individual officers named in the lawsuit are currently associated with the Company.

  There can be no assurance that future regulatory requirements or actions will not have a material adverse effect on the Company's business, financial condition or operating results.

  The Company has all material state and local environmental operating permits required for its manufacturing and distribution activities at Newland, North Carolina, Heath Springs, South Carolina, and Lancaster, South Carolina. Management believes that the Company's operations currently satisfy all material Environmental Protection Agency ("EPA") requirements and that as a result of its modernization program, its manufacturing, dye house and production facilities are likely to meet projected EPA standards for the foreseeable future.

LEGAL PROCEEDINGS

  The Company is involved in, or has been involved in, litigation arising in the normal course of its business. Currently, the Company is not involved in any litigation which is expected to have a material adverse effect on the financial position, business or results of operations and cash flows of the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to executive officers and directors of the Company as of March 31, 1996.

           NAME             AGE                     POSITION
           ----             --- ------------------------------------------------
John F. Biagini............  52 Chairman, Chief Executive Officer and President
Darrell Edwards............  37 Vice President and Director of Marketing
Robert M. Henry............  49 Senior Vice President, Business Development
Arthur Hughes..............  55 Vice President and Chief Financial Officer
William J. Kelly...........  46 Vice President, Systems and Operations
Hans Lengers...............  51 President, U.S. Textile Corporation and Director
Robert Mooney..............  54 Vice President and General Counsel
Frank K. Bynum, Jr.........  33 Director
Michael B. Goldberg........  49 Director
Joseph A. Murphy...........  52 Director

  Mr. Biagini has been the Chairman, Chief Executive Officer and President of the Company since consummation of the 1994 Recapitalization. Mr. Biagini served as President and Chief Operating Officer since June 1992. From March 1988 until June 1992, Mr. Biagini was Vice President of Marketing of the Company. Before joining the Company in March 1988, Mr. Biagini was President of the Direct Marketing Division of Harlequin Enterprises from 1983 to 1988 and served in various United States and international direct mail assignments for Reader's Digest Association from 1972 to 1983.

  Mr. Edwards has been the Vice President and Director of Marketing of the Company since consummation of the 1994 Recapitalization. Mr. Edwards served as Vice President and Director of Marketing since he joined the Company in October 1992. Before joining the Company in October 1992, Mr. Edwards held various magazine marketing positions at Reader's Digest Association since at least 1989.

  Mr. Henry has been Senior Vice President, Business Development since September 1995. From 1993 to 1995, he served as Chairman, Marketing Services, for Bates Advertising U.S. From 1990 to 1993, Mr. Henry was Vice Chairman and Chief Operating Officer of McCaffrey and McColl Advertising.

  Mr. Hughes has been the Vice President and Chief Financial Officer of the Company since August 1995. Mr. Hughes served as Vice President and Controller since September 1990. From August 1988 until September 1990, Mr. Hughes was Controller for the Company's catalog company (which was later discontinued). Before joining the Company in August 1988, Mr. Hughes worked at Lukens Steel Company and W. Atlee Burpee Seed Company, where he was Chief Financial Officer and Secretary-Treasurer.

  Mr. Kelly has been the Vice President, Systems and Operations, of the Company since December 1993. From November 1988 until December 1993, Mr. Kelly was Vice President, Systems and Programming. Before joining the Company in November 1988, Mr. Kelly held various data processing systems and data processing operations management positions.

  Mr. Lengers has been the President of U.S. Textile Corporation (the Company's wholly owned manufacturing subsidiary) and a Director of the Company since 1978, and is one of the founders of U.S. Textile Corporation.

  Mr. Mooney has been the Vice President, General Counsel and Secretary of the Company since consummation of the 1994 Recapitalization. Mr. Mooney served as the Vice President and General Counsel since joining the Company in September 1988. Before joining the Company in September 1988, Mr. Mooney served as the Company's outside counsel for several years.

  Mr. Bynum has been a director of the Company since the consummation of the 1994 Recapitalization. Mr. Bynum has been a Vice President of Kelso since July 1991, and was an Associate of Kelso from October 1987 to July 1991. He is a director of Ellis Communications, Inc., United Refrigerated Services, Inc., IXL Holdings, Inc., and Universal Outdoor Holdings, Inc.

  Mr. Goldberg has been a director of the Company since consummation of the 1994 Recapitalization. Mr. Goldberg has been a Managing Director of Kelso since October 1991. Mr. Goldberg served as a Managing Director and jointly managed the merger and acquisitions department at The First Boston Corporation from 1989 to May 1991. Mr. Goldberg was a partner at the law firm of Skadden, Arps, Slate, Meagher & Flom from 1980 to 1989. Mr. Goldberg is a director of General Medical Corporation, United Refrigerated Services, Inc. and Universal Outdoor Holdings, Inc.

  Mr. Murphy has been a director of the Company since consummation of the 1994 Recapitalization. Mr. Murphy joined the Company in September 1980 as Chief Operating Officer. In December 1983 Mr. Murphy was promoted to President and Chief Executive Officer and was simultaneously elected to the Board of Directors. In June 1992, Mr. Murphy ceased serving as President of the Company but continued to serve as Chairman and Chief Executive Officer, a position from which he resigned prior to consummation of the 1994 Recapitalization.

  Directors are elected annually by a plurality of the votes cast at annual meetings of stockholders (except in the case of vacancies on the Board of Directors). All directors of the Company serve for a one year term or until their successors are duly elected and qualified or until death, retirement, resignation, or removal. All executive officers hold office at the pleasure of the Board of Directors.

  Non-officer directors of the Company, other than those directors who are affiliated with Kelso, are paid an annual retainer of $20,000. In addition, all out-of-pocket expenses of non-officer directors, including those directors who are affiliated with Kelso, related to meetings attended are reimbursed by the Company. Non-officer directors, including those directors affiliated with Kelso, receive no additional compensation for their services as directors of the Company except as described above. Officers of the Company who serve as directors do not receive compensation for their services as directors other than the compensation they receive as officers of the Company.

  There are no family relationships among directors and executive officers of the Company. For certain information regarding the stock ownership of the Company, see "Principal Stockholders."

  On December 23, 1992, Kelso and its chief executive officer, without admitting or denying the findings contained therein, consented to an administrative order in respect of the Securities and Exchange Commission (the "Commission") inquiry relating to the 1990 acquisition of a portfolio company by a Kelso affiliate. The order found that Kelso's tender offer filing in connection with the acquisition did not comply fully with the Commission's tender offer reporting requirements, and required Kelso and its chief executive officer to comply with such requirements in the future.

  The Company intends to appoint at least one additional unaffiliated director. Such person has not yet been identified.

COMMITTEES OF THE BOARD OF DIRECTORS

  Prior to the completion of the offering, the Board of Directors will have established an Executive Committee, an Audit Committee and an Executive Compensation Committee.

  The Executive Committee will have all powers and rights necessary to exercise the full authority of the Board of Directors in the management of the business and affairs of the Company when necessary in between meetings of the Board of Directors. The members of the Executive Committee have not yet been determined.

  The Audit Committee will be primarily concerned with the effectiveness of the Company's accounting policies and practices, financial reporting and internal controls. The Audit Committee will be authorized to (i) make recommendations to the Board of Directors regarding the engagement of the Company's independent accountants, (ii) review the plan, scope and results of the annual audit, the independent accountants' letter of comments and management's response thereto, and the scope of any non-audit services which may be performed by the independent accountants, (iii) manage the Company's policies and procedures with respect to internal accounting and financial controls, and (iv) review any changes in accounting policy. The members of the Audit Committee have not yet been determined.

  The Executive Compensation Committee is authorized and directed to review and approve the compensation and benefits of the executive officers, to review and approve the annual salary plans, to review management organization and development, to review and advise management regarding the benefits, including bonuses, and other terms and conditions of employment of other employees, to administer any stock option plans which may be adopted and the granting of options under such plans, and to review and recommend for the approval of the Board the compensation of directors. The members of the Executive Compensation Committee are Messrs. Biagini, Bynum and Goldberg.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATIONS IN COMPENSATION DECISIONS

  Mr. Biagini was the Chairman, President and Chief Executive Officer of the Company during the last fiscal year. Mr Bynum is a Vice President of Kelso and Mr. Goldberg is a Managing Director of Kelso. See "Certain Relationships and Related Transactions" for a discussion of certain relationships between Kelso and the Company.

COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth the cash and noncash compensation for the last three fiscal years awarded to or earned by the Chief Executive Officer and the four other most highly compensated executive officers of the Company, with respect to services performed in such capacities.

                          SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                   ANNUAL COMPENSATION           COMPENSATION
                              ------------------------------ ---------------------
                                                             RESTRICTED SECURITIES
                                                OTHER ANNUAL   STOCK    UNDERLYING
          NAME           YEAR  SALARY  BONUS(A) COMPENSATION AWARDS(B)   OPTIONS
          ----           ---- -------- -------- ------------ ---------- ----------
John F. Biagini......... 1995 $340,622 $250,000  $ 7,182(c)  $      --     --
 Chairman of the Board,  1994  321,194  200,000   12,486(c)   1,000,000    --
 Chief Executive Officer 1993  288,634      --    12,486(c)         --     --
 and President
Hans Lengers............ 1995  402,663      --     1,800(c)         --     --
 President, U.S. Textile 1994  391,696      --     1,882(c)     499,000    --
 Corporation             1993  380,288      --     1,882(c)         --     --
William J. Kelly........ 1995  210,652   24,250    7,182(c)         --     --
 Vice President, Systems 1994  205,281   26,500    9,779(c)         --     --
 and Operations          1993  185,618   17,500    9,779(c)         --     --
Darrell Edwards......... 1995  139,470   29,100    7,182(c)         --     --
 Vice President and      1994  151,472   21,000    9,277(d)         --     --
 Director of Marketing   1993  120,240    5,000   59,987(d)         --     --
Arthur Hughes........... 1995  133,786   34,200    4,833(c)         --     --
 Vice President and      1994  110,846   19,200    4,412(c)         --     --
 Chief Financial Officer 1993  101,957      --     4,244(c)         --     --

- --------
(a) Represents amounts awarded as cash bonuses.
(b) Represents compensation associated with restricted stock awards for certain officers. See "--Management Stock Purchases." The value of the restricted stock awards as of December 31, 1995 was $2,182,013 for Mr. Biagini, including 68,120 shares of PIK Preferred Stock and 18,841 shares of Common Stock, and $1,091,039 for Mr. Lengers, including 34,060 shares of PIK Preferred Stock and 9,421 shares of Common Stock. All shares of restricted stock will vest upon completion of the offering.
(c) Amounts represent Company contributions to the 401(k) Plan, which is a defined contribution plan.
(d) Represents relocation expenses for Mr. Edwards.

MANAGEMENT STOCK PURCHASES

  Prior to the closing of the 1994 Recapitalization, Messrs. Biagini and Lengers entered into Management Stock Purchase and Restricted Stock Award Agreements with the Company (the "Management Stock Agreements") pursuant to which Mr. Biagini was granted 18,841 shares of Common Stock and 68,120 shares of PIK Preferred Stock, and Mr. Lengers was granted 9,421 shares of Common Stock and 34,060 shares of PIK Preferred Stock in addition to the shares of Common Stock and PIK Preferred Stock purchased by Messrs. Biagini and Lengers. The Common Stock was sold at $16.92 per share and the PIK Preferred Stock was sold at $10.00 per share to the Investor Group. Compensation with respect to the grant of shares is being recognized ratably over the six year period for which services must be performed in order for Messrs. Biagini and Lengers to receive the shares without restriction. In August 1995, the Company sold an aggregate of 3,106 shares of Common Stock and 11,237 shares of PIK Preferred Stock to certain members of management for aggregate consideration of approximately $165,000. In October 1995, Mr. Henry purchased from the Company 942 shares of Common Stock and 3,406 shares of PIK Preferred Stock for aggregate consideration of $49,999. In 1996, Messrs. Biagini and Lengers were issued 2,956 shares and 1,478 shares, respectively, of Common Stock as additional compensation for 1996.

STOCK OPTION PLAN

  On June 28, 1996, the Board of Directors approved and adopted a stock option plan (the "Option Plan"), the terms and conditions of which have not been finalized, providing for the grant to employees of the Company and its subsidiaries of options to purchase up to 215,369 shares of Common Stock. Consistent with an understanding reached with management at the time of the 1994 Recapitalization and subsequently, on June 28, 1996, the Board of Directors granted options to purchase an aggregate of 199,458 shares of Common Stock to Messrs. Biagini (86,721 shares), Lengers (43,361 shares), Kelly (17,344 shares), Edwards (17,344 shares), Hughes (17,344 shares) and Henry (17,344 shares). The exercise price with respect to the 199,458 shares is $30.00 per share. Such options vested on the date of such grant and are only exercisable upon an initial public offering of the Common Stock. The difference between the fair market value of the Common Stock, which for financial reporting purposes will be based on the initial public offering price, and the exercise price of such options, will be recorded as compensation expense in the Company's financial statements for the six-months ending June 30, 1996.

  In addition, on June 28, 1996, the Board of Directors also granted options to purchase an aggregate of 15,911 shares of Common Stock to Messrs. Biagini (7,955 shares), Lengers (3,978 shares) and Hughes (3,978 shares). The exercise price with respect to the 15,911 shares will be the initial public offering price per share set forth on the cover page of this Prospectus. Such options vested on the date of such grant and are only exercisable upon an initial public offering of the Common Stock.

  Upon completion of the offering, the vesting criteria with respect to all of the outstanding options will have been satisfied. Accordingly, upon completion of the offering, there will be outstanding options to purchase an aggregate of 215,369 shares of Common Stock, all of which will be vested and exercisable.

  No options were granted to the Chief Executive Officer or the four most highly compensated executive officers of the Company in 1995. No options were exercised in 1995.

EMPLOYMENT AGREEMENTS

  In August 1980, Hans Lengers entered into an Employment Agreement with the Company's manufacturing subsidiary, U.S. Textile Corporation ("U.S. Textile"), pursuant to which he is employed as President and Chief Executive Officer of U.S. Textile and to manage and operate its business and affairs for his lifetime, such agreement having been amended on September 12, 1994. Mr. Lengers is not entitled to receive compensation upon the voluntary termination of his employment with U.S. Textile. In addition, the Company may abrogate the terms and conditions of the Employment Agreement for good cause as defined by the law of North Carolina, and in any event, the Employment Agreement will terminate upon Mr. Lengers' death, adjudicated incompetency, bankruptcy or physical or mental inability to perform his duties thereunder. The agreement provides for a base salary of $5,000 per month and additional compensation in the amount that 25.0% of the U.S. Textile net profits exceeds such base compensation, such that the sum of the base compensation and this additional compensation does not exceed $250,000 per annum, adjusted each year for cost of living increases. The Consumer Price Index for Urban Wage Earners and clerical workers is used as the index to compute cost of living increases. The ceiling for Mr. Lengers salary in 1995 was $412,730. In addition, Mr. Lengers has agreed during the time of his employment not to devote any of his time and efforts to the affairs of any other business in direct competition with U.S. Textile.

  In August 1992, Arthur C. Hughes entered into an Executive Employment Agreement with the Company pursuant to which he is employed as Vice President and Chief Financial Officer of the Company. The initial term of the agreement is five years. The agreement provides for an initial base salary of $97,825 and 6.5% annual increases. In addition, Mr. Hughes is entitled to receive a bonus as defined by the President and the Board of Directors to be calculated based on the results of the fiscal year, in particular on achieving budgeted corporate profits (35%) and achieving management objectives that are developed each year (65%). Mr. Hughes is also entitled to participate in all standard employee benefits provided by the Company and to use an automobile provided by the Company.

  In September 1993, Robert J. Mooney entered into an Executive Employment Agreement with the Company pursuant to which he is employed as Vice President and General Counsel of the Company. The initial term of the agreement is five years. The agreement provides for an initial base salary of $142,851 and 5.0% annual increases. Solely at the discretion of the Board of Directors, Mr. Mooney receives a bonus of not less than $10,000 in January of each year. In addition, Mr. Mooney is entitled to standard Company medical benefits, as well as term life insurance in the amount of $500,000 and the use of an automobile.

  In September 1995, Robert M. Henry entered into an Executive Employment Agreement with the Company pursuant to which he is employed as Senior Vice President of Business Development of the Company. The term of the agreement is indefinite. The agreement provides for an initial base salary of $250,000. In addition, Mr. Henry is entitled to receive a bonus the amount of which is based on achieving objectives defined by the President and the performance of the Company against annual corporate targets. Mr. Henry is also entitled to participate in all standard employee benefits provided by the Company, to use an automobile provided by the Company, and to participate in the Option Plan on terms and conditions enjoyed by other executive officers.

  All four aforementioned employment agreements require a successor to the employer thereunder to assume the respective obligations of such employer under the applicable agreement.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth information with respect to the beneficial ownership of shares of Common Stock of all stockholders of the Company who are known by the Company to beneficially own more than 5% of any such class, by each director, by each executive officer of the Company named in the summary compensation table and by all directors and executive officers of the Company as a group, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon completion of the offering, all of the outstanding Class A Common Stock will be converted to Common Stock. Accordingly, the Common Stock referred to in the following table includes Common Stock and Class A Common Stock. Prior to the con-summation of the 1994 Recapitalization, all of the issued and outstanding shares of capital stock were owned by Murphy.

                                                                PERCENT
         NAME AND ADDRESS                              --------------------------
                OF                   NUMBER OF SHARES  BEFORE THE     AFTER
 BENEFICIAL OWNER OF COMMON STOCK   BENEFICIALLY OWNED  OFFERING  THE OFFERING(A)
 --------------------------------   ------------------ ---------- ---------------
 Kelso Investment Associates V,
  L.P.(b)(c)(d)...................      1,000,660         71.0%           %
 Kelso Equity Partners V,
  L.P.(b)(c)(d)...................      1,000,660         71.0
 Joseph S. Schuchert(c)...........             (e)          (e)
 Frank T. Nickell(c)..............             (e)          (e)
 George E. Matelich(c)............             (e)          (e)
 Thomas R. Wall, IV(c)............             (e)          (e)
 Michael B. Goldberg(c)(f)........            --           --
 Frank K. Bynum, Jr.(c)(f)........            --           --
 Joseph A. Murphy(g)..............        292,600         20.8
 John F. Biagini(g)(h)............        118,357          7.9
 Hans Lengers(g)(h)...............         59,180          4.1
 William J. Kelly(g)(h)...........         17,532          1.3
 Robert J. Mooney(g)..............            471            *
 Darrell Edwards(g)(h)............         18,097          1.3
 Arthur C. Hughes(g)(h)...........         21,793          1.5
 Robert M. Henry(g)(h)............         18,286          1.3
 All directors and executive
  officers of the Company as a
  group
  (8 persons)(h)(i)...............        546,316         33.7

- --------
* less than 1.0%.
(a) Gives effect to the Exchange Transaction, the issuance of     shares of
    Common Stock to redeem certain shares of PIK Preferred Stock and the application of the net proceeds from the offering as described under "Use of Proceeds."
(b) As part of the 1994 Recapitalization, KIAV and KEPV acquired respectively 960,634 and 40,026 shares of Common Stock, representing 68.6% and 0.9%, respectively, of the shares of Common Stock outstanding. The Kelso Affiliates, due to their common control, could be deemed to beneficially own each of the other's shares, but disclaims such beneficial ownership.
(c) The business address for such person(s) is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.
(d) Includes approximately     shares of Common Stock that may be distributed
    to certain partners of KIAV and KEPV in conjunction with the offering. See "Shares Eligible for Future Sale."
(e) Messrs. Schuchert, Nickell, Matelich and Wall may be deemed to share beneficial ownership of shares of Common Stock and PIK Preferred Stock owned of record by KIAV and KEPV, by virtue of their status as general partners of the general partner of KIAV and general partners of KEPV. Messrs. Schuchert, Nickell, Matelich and Wall share investment and voting power with respect to securities owned by the KIAV and KEPV. Messrs. Schuchert, Nickell, Matelich and Wall disclaim beneficial ownership of shares of Common Stock and PIK Preferred Stock owned of record by KIAV and KEPV.
(f) Excludes    shares to be distributed to Messrs. Goldberg and Bynum in
    conjunction with the offering (see note (d)). Messrs. Goldberg and Bynum may be deemed to share beneficial ownership of shares of Common Stock owned of record by KIAV by virtue of their status as limited partners of the general partner of KIAV and as limited partners of KEP V. Messrs. Goldberg and Bynum disclaim beneficial ownership of such securities. Mr. Goldberg and Mr. Bynum are directors of the Company.
(g) The business address of such person(s) is c/o Hosiery Corporation of America, Inc., 3369 Progress Drive, Bensalem, Pennsylvania 19020.
(h) Includes outstanding options to purchase Common Stock which will become fully exercisable upon completion of the offering. See "Management--Stock Option Plan."
(i) Excludes shares of Common Stock referred to in notes (b), (d) and (e) above. If such shares of Common Stock were included, the number of shares of Common Stock beneficially owned and the percentages before and after the offering for all directors and executive officers of the Company as a
    group would be 1,546,976, 95.3% and   %, respectively.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE 1994 RECAPITALIZATION AND RELATED TRANSACTIONS

  Recapitalization Agreement. On October 17, 1994, the Company effected the 1994 Recapitalization, pursuant to which an investor group consisting of the Kelso Affiliates, other affiliates of Kelso, certain designees of Kelso not affiliated with Kelso and John F. Biagini and Hans Lengers (collectively, the "Investor Group"), acquired a controlling equity interest in the Company. HCA Holdings, Inc. (an affiliate of Kelso), the Company and Murphy entered into a Recapitalization and Stock Purchase Agreement dated as of July 19, 1994 (as amended, the "Recapitalization Agreement"). Pursuant to the Recapitalization Agreement, the Company repurchased from Murphy, for approximately $191.2 million, which includes approximately $0.9 million of post-closing adjustments, all of its then outstanding shares of preferred stock (the "Old Preferred Stock") and a substantial portion of its then outstanding shares of common stock. Murphy received an aggregate of $32.0 million for his Old Preferred Stock and approximately $159.2 million (which includes the post-closing adjustment referred to above) for his Common Stock. Murphy first acquired a beneficial interest in the Company in 1984 when he purchased, for approximately $1,000, the right to receive approximately 25% of the Company's then outstanding shares of Common Stock from distributions of the original shareholder's estate. Through various purchase agreements and court orders the Company repurchased or was awarded the remaining then outstanding shares of Common Stock of the Company, and Murphy, by 1993, was the sole stockholder of the Company. See "--Certain Transactions Prior to the 1994 Recapitalization." The Company effected the 1994 Recapitalization with the proceeds of the Financing (as defined below). As a result of the 1994 Recapitalization (and the purchase of common stock by the Investor Group pursuant to the Financing), the Investor Group currently owns approximately 74% of the Company's common equity, while Murphy retains approximately 21% of the Company's common equity. At December 31, 1995, the Company had a stockholders' deficit of approximately $101.6 million, resulting in large part from the transactions related to the 1994 Recapitalization.

  The Company obtained the funds necessary to effect the repurchase of the shares of capital stock of Murphy, repay a limited amount of certain existing indebtedness of the Company, and pay the fees and expenses incurred in connection with the 1994 Recapitalization from the proceeds of a financing (the "Financing") which included (i) borrowings of approximately $80.0 million under the Bank Credit Agreement, (ii) gross proceeds of approximately $69.1 million from the issuance and sale of units consisting of the Old Notes and an aggregate of 70,000 shares (the "Unit Shares" and, together with the Old Notes, the "Units") of Class A Common Stock (the "Unit Offering"), (iii) gross proceeds of approximately $36.5 million from the sale to the Investor Group of shares of a new class of pay-in-kind preferred stock of the Company (the "PIK Preferred Stock") for cash (the "PIK Preferred Equity Financing"), and (iv) gross proceeds of approximately $17.1 million from the sale to the Investor Group of shares of Common Stock for cash (the "New Common Equity Financing" and together with the PIK Preferred Equity Financing, the "Equity Financings"). The Company also utilized working capital of approximately $2.0 million to pay fees and expenses incurred in connection with the 1994 Recapitalization. The repurchase of capital stock from Murphy, the repayment of indebtedness described above, the Unit Offering, the Equity Financings, the execution of, and initial borrowings under, the Bank Credit Agreement and the payment of fees and expenses in connection with such transactions are referred to herein collectively as the "1994 Recapitalization."

  In connection with the transactions contemplated by the Recapitalization Agreement, the Company paid Kelso a fee of $2.625 million for financial advisory services and reimbursed Kelso for out-of-pocket expenses incurred in connection with rendering such services. In addition, the Company agreed to pay Kelso an annual fee of $262,500 for financial advisory services and to reimburse Kelso for out-of-pocket expenses incurred. It is currently expected that, prior to completion of the offering, the foregoing arrangement will be terminated upon the making of a one-time payment by the Company to Kelso, the amount of which has not been finally determined but which is estimated to be approximately $3.2 million; however, arrangements for indemnification and reimbursement of certain expenses may remain. The Company has also agreed to indemnify Kelso against certain claims, losses, damages, liabilities and expenses which may arise in connection with rendering such financial advisory services.

  Indemnification Arrangements. The Recapitalization Agreement provides that Murphy, on the one hand, and Company, on the other, will, subject to certain limitations set forth therein, indemnify each other and certain of their related parties against and in respect of any damages, losses, deficiencies, liabilities, costs and expenses, incurred, among other things, as a result of any misrepresentations or breaches of warranties set forth in the Recapitalization Agreement including with respect to ownership of stock, capitalization, financial statements, absence of defaults under agreements and violations of law and similar matters. In addition, the Recapitalization Agreement provides for similar indemnification by Murphy with respect to certain other matters, including, among other things, claims by third parties resulting from or arising out of certain activities in connection with Murphy's auction and sale of the Company and certain liabilities incurred as a result of the operations (or relating to the assets) which were transferred to Murphy prior to the 1994 Recapitalization (as described below) or arising out of such transfer. Under the Recapitalization Agreement, such indemnification is subject to certain baskets and deductibles and, in general, an aggregate limit of $15 million. The Recapitalization Agreement also provided for Murphy and the Company to enter into an escrow agreement (the "Escrow Agreement") pursuant to which, among other things, $10.0 million of the aggregate purchase price paid by the Company to Murphy pursuant to the 1994 Recapitalization is held in escrow to provide a source of payment to satisfy Murphy's indemnification obligations under the Recapitalization Agreement. In addition, Murphy has pledged to the Company the shares of Common Stock which were not purchased by the Company pursuant to the 1994 Recapitalization and which Murphy continues to own following the consummation of the 1994 Recapitalization (such shares represented approximately 21% of the Company's Common Stock outstanding following the consummation of the 1994 Recapitalization).

  Transfer of Certain Non-Hosiery Assets. In connection with the 1994 Recapitalization, the Company transferred to Murphy certain assets consisting primarily of the stock of all of its non-hosiery related subsidiaries, some of which are inactive businesses, certain receivables, equipment leased to one of the non-hosiery subsidiaries, certain life insurance policies, four owned or leased automobiles and three owned or leased personal computers. None of the assets transferred to Murphy, except the life insurance policies and loans thereon, automobiles and computers, were used in the Company's hosiery business.

STOCKHOLDERS AGREEMENT

  In connection with the 1994 Recapitalization, the Kelso Affiliates, Murphy and certain members of management entered into a stockholders agreement (the "Stockholders Agreement"). The Stockholders Agreement provides, among other things, that (subject to changes that may be made from and after such time with respect to the members and size of the Board of Directors in accordance with the Company's Restated Certificate of Incorporation and By-Laws), the Company's Board of Directors will consist of five members, including (i) two officers of the Company designated by Kelso from certain management stockholders of the Company, (ii) two other individuals designated by Kelso (who may be affiliates of Kelso) and (iii) Murphy. In addition, Kelso and Murphy agreed pursuant to the Stockholders Agreement that (i) so long as Murphy and certain of his transferees collectively own 10% or more of the outstanding Common Stock, Murphy will be a director of the Company and (ii) so long as Kelso and its affiliates collectively are the largest stockholders of the Company and collectively own at least 35% of the outstanding stock of the Company, Kelso shall be entitled to elect a majority of the Board of Directors of the Company. Under the Company's Restated Certificate of Incorporation and By-Laws, the Board of Directors will consist of not less than three (3) nor more than eight (8) members, and will be fixed from time to time by resolution of the Board of Directors (the "Board Resolution"), or by resolution adopted by the vote of a majority of the stockholders of the Common Stock or by consent executed on behalf of such stockholders (the "Stockholder Resolution"); provided, that in the event of a conflict between the Board Resolution and the Stockholder Resolution, the Stockholder Resolution governs. The Stockholders Agreement also limits transfers of Common Stock and Class A Common Stock by certain parties thereto, and provides for certain tag-along, drag-along and registration rights. See "Description of Capital Stock-- Stockholders Agreement."

  In August 1995, the Kelso Affiliates and certain members of the Company's management entered into another stockholders agreement (the "Preferred Stockholders Agreement") in connection with the purchase of an aggregate of 11,237 shares of PIK Preferred Stock. The terms of the Preferred Stockholders Agreement are substantially similar to the terms of the Stockholders Agreement except that the Preferred Stockholders Agreement does not provide for registration rights.

  Upon completion of the offering, the provisions of the Stockholders Agreement terminate other than the provisions relating to registration rights and certain provisions relating to the PIK Preferred Stock. In connection with the offering, the Company intends to enter into new stockholders agreements with the Kelso Affiliates and certain other stockholders, the final terms of which have not yet been determined.

INVESTOR RELATIONSHIPS

  Pursuant to the Recapitalization Agreement, the Company paid Kelso a fee of $2.625 million for financial advisory services and agreed to reimburse it for out-of-pocket expenses incurred in connection with rendering such services. In addition, the Company has agreed to indemnify Kelso and its affiliates against certain claims, losses, damages, liabilities and expenses which may arise in connection with the transactions contemplated by the Recapitalization Agreement. The Company also agreed to pay, and has paid, Kelso an annual fee of $262,500 for financial advisory services and has agreed to reimburse it for out-of-pocket expenses incurred, and to indemnify it against certain claims, losses, damages, liabilities and expenses which may arise, in connection with rendering such services. Kelso's out-of-pocket expenses in connection with its services rendered in the 1994 Recapitalization transactions were approximately $151,000. As discussed above under "--The 1994 Recapitalization and Related Transactions," it is expected that the foregoing arrangement with respect to the payment to Kelso of an annual fee for financial advisory services will be terminated prior to completion of the offering.

  Certain Kelso affiliates are parties to the Stockholders Agreement. In addition, certain affiliates of Kelso, the Company and certain other investors who are designees of Kelso entered into Letter Agreements (collectively, the "Letter Agreements"), each of which, among other things, provides for certain restrictions on the transfer of stock by such investors. The Stockholders Agreement also provides, among other things, for certain other restrictions on the transfer of the Company's stock. See "Description of Capital Stock-- Stockholders Agreement."

EXCHANGE TRANSACTION

  The Company commenced discussions with Murphy regarding a transaction pursuant to which the Company will exchange, prior to completion of the offering, a newly issued series of redeemable preferred stock of the Company with an aggregate liquidation preference of $40.0 million and certain other consideration for the 292,600 shares of Common Stock held by Murphy. Although there can be no assurance that such transaction with Murphy will be completed, the Company, as discussed under "Use of Proceeds," intends to use a portion of the net proceeds from the offering to redeem such preferred stock, if issued.

CERTAIN TRANSACTIONS PRIOR TO THE 1994 RECAPITALIZATION

  The following is a description of certain transactions between the Company and certain related parties. The transactions occurred while the Company was privately owned by Murphy and others and there can be no assurance that such transactions were as favorable to the Company as could be expected from unaffiliated parties.

  Prior to November 1980, Claire Nelson ("Claire") and her husband, Jules Nelson ("Jules"), jointly held 99% of the issued and outstanding stock of the Company (consisting of common stock and preferred stock). Ronald Silk ("Silk"), Claire's half brother, was the beneficial owner of the remaining 1% of the issued and outstanding voting stock of the Company. On or about November 5, 1980, Jules purchased from Silk the shares of the Company owned by Silk.

  On December 2, 1980, Jules and Claire entered into an Agreement of Separation (the "Separation Agreement") which provided, among other things, for the division of their assets and liabilities, including the division of the 99% interest in the Company which they owned jointly (such that Jules and Claire would each own half of the amount of each class of stock that had been jointly owned). Claire was also obligated to sell her remaining shares of stock to the Company, subject to the Company's obligation to pay her $125,000 per year for ten years as set forth in a Stock Purchase Agreement dated December 2, 1980.

  In December 1982, Jules commenced an action (the "Divorce Action") seeking a judgment of divorce incorporating the Separation Agreement. On November 19, 1983 while the Divorce Action was still pending, Jules died and his estate (the "Estate") became the legal owner of the shares of the Company then held by him. Claire filed an action in the Surrogate's Court of New York contesting Jules' will. She also joined in the Divorce Action among others, the Company and the executors of Jules' will. The Divorce Action and all other issues between the Estate, Claire and others were settled by a settlement order entered by the Surrogate's Court on May 31, 1988 (the "Order"). The Order, among other things, required the discontinuance of the Divorce Action with prejudice, compelled Claire to waive or withdraw any objections to any distribution of Estate property to those beneficiaries named in Jules' will, and to withdraw her then pending claim to an elective share of the Estate. The Order had the effect of confirming Jules' ownership of 50.5% of the Company's common and preferred stock and the Company's ownership of the remaining 49.5% of the Company's common and preferred stock previously owned by Claire.

  Since the sole asset of any significance of the Estate was the stock of the Company, the Order recognized that estate taxes and other obligations of the Estate would have to be paid with dividends or capital distributions from the Company to the Estate. In February 1989, attorneys for the Estate entered into a settlement agreement with the Internal Revenue Service relating to taxes due from the Estate. The Company agreed to fund all of the taxes and interest thereon through partial stock redemptions from the Estate's holdings of the Company's common stock.

  In 1993, the Internal Revenue Service issued a "thirty-day letter" to the Estate assessing an additional amount of approximately $691,000 in back taxes for the years 1988 through 1991 in connection with certain deductions taken on the income tax returns of the Estate for these years. The Company believes that all deductions taken on the Estate income tax returns should be allowed and, alternatively, if they are disallowed, the Estate has recourse against a former beneficiary of the Estate pursuant to a non-contested court order entered in the Superior Court in New York in 1988. No provision to fund additional taxes has been made.

  At his death, Jules owned 92,466 shares of Class A Common Stock, 50,500 shares of $5 Cumulative Preferred Non-Voting Preferred Stock (the "Class A Preferred Stock"), and 90,000 shares of Class B Non-Voting Preferred Stock (the "Class B Preferred Stock") of the Company. Pursuant to Jules' will, Bryan Nelson, Jules' son, was the beneficiary of 97% of the Class A Common Stock, 38% of the Class A Preferred Stock and 38% of the Class B Preferred Stock, and Jeffrey Nelson, also Jules' son, was the beneficiary of 46% of each of the Class A and Class B Preferred Stock. After accounting for certain transfers from Bryan Nelson to Murphy and a transfer from Jeffrey Nelson to Bryan Nelson, (i) Bryan Nelson, Murphy and others were entitled to receive from the Estate 72.7%, 24.7% and 2.6%, respectively, of the Class A Common Stock and
(ii) Bryan Nelson, Jeffrey Nelson, Murphy and others were entitled to receive from the Estate 37%, 38%, 11% and 14%, respectively, of each of the Class A and Class B Preferred Stock.

  In late 1991, the Company entered into agreements whereby the Company agreed to purchase from certain beneficiaries (other than Murphy, Jeffrey Nelson and Bryan Nelson named in the preceding paragraph) the right to receive from the Estate certain shares of the Class A and Class B Preferred Stock of the Company.

  On November 3, 1991, Bryan Nelson died. Pursuant to an agreement entered into in July 1984 among Bryan Nelson, Murphy and the Company (the "Repurchase Agreement"), the Company notified the estate of Bryan Nelson that it was exercising its right to purchase all of the common stock and preferred stock of the Company which Bryan Nelson was entitled to receive from the Estate.

  On November 19, 1991, the Company purchased all of Jeffrey Nelson's right, title and interest in and to all of the shares of the Company which he owned or which he would ultimately become entitled to receive upon settlement and distribution of the Estate.

  In 1992, both Uri Shoham and Steven Solomon sold to the Company, for $1.6 million and $0.4 million, respectively, all of their rights to receive shares of the Company from the Estate.

  On April 14, 1992, Sarah Nelson, Administratrix of the estate of Bryan Nelson, filed a petition in Montgomery County, Pennsylvania, Court of Common Pleas regarding the validity of the Repurchase Agreement and the disposition of Bryan Nelson's shares in the Company. Pursuant to a settlement agreement (the "Settlement Agreement") entered into at the end of 1993 by, among other parties, the Company, Murphy and the estate of Bryan Nelson, the Company agreed that a total of $7.85 million would be paid to Sarah Nelson, as the Administratrix of the estate of Bryan Nelson ($2.1 million and $2.6 million having already been paid in 1991 and 1992, respectively, and $3.15 million to be paid upon settlement), and each party to the Settlement Agreement released the other parties to the Settlement Agreement from all claims relating to the validity of the Repurchase Agreement and the disposition of Bryan Nelson's estate. The Settlement Agreement was approved by the Montgomery County, Pennsylvania, Court of Common Pleas on December 30, 1993. See Note 14 to consolidated financial statements included elsewhere in this Prospectus. As a result of the approval of the Settlement Agreement, the Company was able to purchase the shares of the Company which Bryan Nelson was entitled to receive from the Estate and, consequently, Murphy became the sole stockholder of the Company.

  In 1993, the Company entered into a refunding agreement with Murphy in connection with the distribution by the Estate of the common and preferred stock which it owned, to Murphy. Pursuant to such refunding agreement, the Company agreed to reimburse Murphy, through the payment of a dividend, for all taxes which may be assessed to him in connection with any inheritance or income tax which may be imposed on the Estate. In connection with the 1994 Recapitalization, Murphy terminated the refunding agreement without any liability to the Company. During 1993, the Estate transferred real property to the Company in lieu of payment for advances the Company had made for the Estate's administration expenses and taxes totaling $150,000. The Company, on October 1, 1993, sold the property to an unrelated party resulting in a loss to the Company in the amount of $113,919.

  During 1992, the Company purchased real property in Lancaster, South Carolina, from Murnel Associates ("Murnel"), a limited partnership that was owned equally by Murphy and a former stockholder of the Company. Prior to the purchase, the Company had leased the property from Murnel pursuant to a twenty-year agreement entered into by the parties in 1990 (the "Lancaster Lease"). The purchase price of approximately $2.0 million, which approximated the fair value of the property acquired, was determined based on the then discounted present value of the non-cancelable portion of the Lancaster Lease.

  The Company advanced funds to Murphy, Uri Shoham, a former officer of the Company and Steven L. Solomon, a former officer of the Company, totaling $197,852 and $1,206,413 in the years 1992 and 1993, respectively. The advances to Messrs. Shoham and Solomon are evidenced by demand notes that bear interest at rates equal to the prime rate plus 1% per annum. In addition, in 1994 the Company advanced an additional $375,000 to Murphy; such loan bears an interest rate equal to the prime rate plus 1.5% per annum. Giving effect to payments by the officers (other than Murphy) to the Company in December 1993, the amount owed by such officers severally, was $200,000. All such advanced amounts were repaid by Murphy and Mr. Shoham, on behalf of himself and after assuming the obligations of Mr. Solomon in connection with the consummation of the 1994 Recapitalization.

  During 1993, the Company also paid a $1.0 million brokerage fee to Sheffield Enterprises, a corporation controlled by Murphy, in connection with the sale of certain assets and rights of Meteor Incorporated, a former subsidiary of the Company, to an unrelated third party.

  In August 1988, Murphy entered into an Executive Employment Agreement with the Company, pursuant to which Murphy served as Chairman of the Board and Chief Executive Officer of the Company and received $1,079,151, $745,452 and $1,041,410 for 1994, 1993 and 1992, respectively. In August, 1991, Uri Shoham entered into an Executive Employment Agreement with the Company, pursuant to which Mr. Shoham served as Vice President and Chief Financial Officer of the Company and received $226,091, $179,748 and $205,976 for the years 1994, 1993 and 1992, respectively. Each of the Executive Employment Agreements referred to above were terminated in connection with the consummation of the 1994 Recapitalization.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

  The following is a description of the principal agreements governing the indebtedness of the Company as of the date hereof and after giving effect to the use of proceeds of the offering and to certain amendments to the Bank Credit Amendment which are being entered into in connection with the offering. The following summaries of certain provisions of the Indenture governing the Notes and the Bank Credit Agreement are qualified in their entirety by reference to the agreement to which each summary relates, a copy of which is an exhibit to the registration statement of which this Prospectus is a part. See "Available Information." Defined terms used below and not defined have the meanings set forth in the respective agreements.

THE SENIOR SUBORDINATED NOTES

  General. On October 17, 1994, the Company issued $70 million aggregate principal amount of 13 3/4% Senior Subordinated Notes due 2002 (the "Old Notes"), pursuant to an indenture (the "Indenture") between the Company and the United States Trust Company of New York, as trustee (the "Trustee"). On May 15, 1995 the Notes, which have financial terms identical to the Old Notes, were issued in exchange for the Old Notes.

  The Notes mature on August 1, 2002. The Notes constitute general unsecured obligations of the Company, and are subordinated in right of payment to all Senior Indebtedness of the Company, including indebtedness under the Bank Credit Agreement. The Old Notes were issued at a discount of $29.12 from their principal amount of $1,000. The Notes bear interest at the rate of 13 3/4% per annum until maturity. Interest is payable semi-annually on each February 1 and August 1.

  Optional Redemption. Except as set forth below, the Notes are not redeemable at the option of the Company prior to October 1, 1999. On or after October 1, 1999, the Notes will be subject to redemption at the option of the Company, at any time in whole or in part, at the redemption prices (expressed as a percentage of the principal amount) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning October 1 of the years indicated below:

                                                      REDEMPTION
         YEAR                                           PRICE
         ----                                         ----------
         1999........................................  106.875%
         2000........................................  103.438%
         2001........................................  100.000%

  Equity Offering Redemption. Notwithstanding the foregoing, in the event the Company consummates one or more Equity Offerings (which defined term includes the offering) on or prior to October 1, 1997, the Company may redeem up to 35% of the aggregate principal amount of the Notes originally issued with all or a portion of the aggregate net proceeds of such Equity Offering or Equity Offerings at a redemption price of 112% of the aggregate principal amount of Notes so redeemed, plus accrued and unpaid interest on the Notes so redeemed up to and including the redemption date; provided, however, that following redemption, at least 60% of the aggregate principal amount of the Notes originally issued remains outstanding. The Company intends to use a portion of the net proceeds of the offering to redeem $24.5 million aggregate principal amount of the Notes for an aggregate redemption price of $27.4 million. See "Use of Proceeds."

  Covenants. The Indenture restricts the Company and its subsidiaries from, among other things: (i) subject to certain exceptions, incurring indebtedness or liens; (ii) entering into mergers, consolidations or similar transactions unless certain conditions are satisfied; (iii) selling or otherwise disposing of property, business or assets, subject to certain exceptions, including exceptions which require the Company to offer to repay Notes at 100% of their principal amount; (iv) making payments in respect of its capital stock, including dividends on, and repurchasing shares of capital stock, or making optional prepayments of indebtedness subordinated to the Notes; and (v) entering into transactions with affiliates.

  Events of Default. The Notes contain customary events of default, including, among other things and subject to appropriate grace periods, payment defaults, covenant defaults, certain bankruptcy events, judgment defaults and accelerations with respect to certain other indebtedness of the Company and its subsidiaries.

  Change in Control. Upon the occurrence of a "change in control," each holder of the Notes may require the Company to repurchase such holder's Notes, in whole or in part, at a purchase price equal to 101% of their principal amount on the date of purchase. A "change in control" occurs upon (i) a failure of the Kelso Affiliates, Murphy or certain other executive officers to the Company to continue to be the "beneficial owners" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of a majority of the capital stock of the Company entitled to vote in an election of directors (the "Voting Stock");
(ii) acquisition by any person or group, other than the holders listed in (i), of in excess of 35% of the Voting Stock; and (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors, together with any replacements elected or approved by such Board of Directors, fail to constitute a majority of the Board of Directors then in office.

BANK CREDIT AGREEMENT

  The Company entered into the Bank Credit Agreement with Bankers Trust Company, as agent (the "Agent"), and other institutions party thereto (the "Banks"). The Bank Credit Agreement consists of (i) a $15.0 million revolving credit facility (the "Revolving Credit Facility"), (ii) a $40.0 million term loan facility (the "A Term Loan Facility") and (iii) a $40.0 million term loan facility (the "B Term Loan Facility" and, together with the A Term Loan Facility, the "Term Loan Facilities").

  Term Loan Facilities. The loans made pursuant to the A Term Loan Facility (the "A Term Loans") and the B Term Loan Facility (the "B Term Loans" and, together with the A Term Loans, the "Term Loans") were made available to the Company in single borrowings on the closing date of the 1994 Recapitalization. Once repaid, the Term Loans cannot be reborrowed. The A Term Loans have a final maturity date on the fifth anniversary of the closing date. The B Term Loans have a final maturity date, on July 31, 2001. The Company is required to make mandatory prepayments of the Term Loans in an amount equal to (i) 100% of the net proceeds of certain asset sales, (ii) 100% of the net proceeds from the issuance of certain debt and equity securities and (iii) 75% of the Company's annual excess cash flow (as defined in the Bank Credit Agreement). Mandatory prepayments of the Term Loans will be applied ratably to the A Term Loans and the B Term Loans and thereafter to reduce the Revolving Credit Facility. All Loans (as hereinafter defined) are required to be repaid in the event of a Change of Control. In connection with the offering the Company intends to repay $7.5 million and $7.5 million of A Term Loans and B Term Loans, respectively. See "Use of Proceeds."

  Revolving Credit Facility. The Revolving Credit Facility provides for revolving credit loans (the "Revolving Loans" and, together with the Term Loans, the "Loans") of up to $15.0 million in the aggregate at anytime outstanding during the period from the closing date of the 1994
Recapitalization until October 17, 1999 at which time the Revolving Credit Facility shall terminate and all Revolving Loans shall become due and payable.

  Security. All Loans and all other obligations of the Company under the Bank Credit Agreement are guaranteed by all United States subsidiaries of the Company, including U.S. Textile Corporation. All Loans and all other obligations of the Company under the Bank Credit Agreement and of its subsidiaries under the guarantees are secured by substantially all of the assets of such respective entities.

  Covenants. The Bank Credit Agreement contains customary affirmative and restrictive covenants which, among other things and with certain exceptions, limit the Company and its subsidiaries with respect to certain matters including changes in business, liens, debt (including contingent obligations), mergers, dividends, investments, capital expenditures and purchases and sales of assets. In addition, the Company is required to maintain certain financial ratios.

  Events of Default. The Bank Credit Agreement contains customary events of default, including, among other things and subject to appropriate grace periods, payment defaults, material misrepresentations, covenant defaults, certain bankruptcy events, certain ERISA events, judgment defaults and defaults with respect to certain other indebtedness of the Company and its subsidiaries.

  Prior to the completion of the offering, the Company intends to amend the terms of the Bank Credit Agreement. However, as of the date of this Prospectus, no commitment or agreement with respect to such amended agreement exists.

                         DESCRIPTION OF CAPITAL STOCK

  The following description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Restated Certificate of Incorporation (including the certificate of designation relating to the PIK Preferred Stock) and By-Laws.

  The authorized capital stock of the Company consists of (i) 3,000,000 shares of Common Stock, par value $.01 per share, (ii) 500,000 shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), and
(iii) 12,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). Prior to the completion of the offering, the number of authorized shares of Common Stock will be increased to 40,000,000. The Board of Directors of the Company is authorized, from time to time and without further stockholder action, to issue any or all shares of authorized Preferred Stock in one or more classes or series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any class or series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion or exchange privileges. The PIK Preferred Stock was designated as of the consummation of the 1994 Recapitalization.

  As of the date of this Prospectus 1,332,830 shares of Common Stock, 75,652 shares of Class A Common Stock and 3,764,643 shares of PIK Preferred Stock are outstanding. All of the outstanding shares of Class A Common Stock will be automatically converted into shares of Common Stock on a one-for-one basis upon completion of the offering.

  As of the date of this Prospectus, there are 20, 1 and 19 holders of record of the Common Stock, Class A Common Stock and PIK Preferred Stock, respectively.

COMMON STOCK AND CLASS A COMMON STOCK

  Except as otherwise provided in the Restated Certificate of Incorporation or as otherwise required by applicable law, all the shares of Common Stock and Class A Common Stock are identical and entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions, except that the Class A Common Stock has no voting rights and, under certain circumstances described below, will be convertible into Common Stock on a one-for-one basis.

  Holders of Common Stock are entitled to one vote per share on all matters to be voted on by the Company's Common stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

  Holders of Common Stock and Class A Common Stock are entitled to share equally such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the terms of the agreements governing the terms of the Company's long-term debt and the certificate of designation relating to the PIK Preferred Stock. See "Description of Certain Indebtedness" and "--PIK Preferred Stock." The Restated Certificate of Incorporation provides, however, that if dividends are declared which are payable in shares of Common Stock or Class A Common Stock, the dividends will be payable at the same rate on each class of stock, and the dividends will be paid in shares of Common Stock to holders of Common Stock, and the dividends will be paid in shares of Class A Common Stock to holders of Class A Common Stock.

  In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock and Class A Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and subject to the rights of the holders of Preferred Stock, including the PIK Preferred Stock. See "--PIK Preferred Stock."

  Pursuant to the Stockholders Agreement, if the Company issues for cash additional shares of any class of common equity (including, without limitation, the Common Stock and the Class A Common Stock) in order to finance an acquisition by the Company, Murphy will be offered the right to purchase a pro rata portion of such equity at a price not less than that available to the other investors to whom such shares are offered. Pursuant to the Stockholders Agreement, the Company is obligated to purchase certain shares of Common Stock owned by certain management stockholders upon the death, disability or retirement of such stockholders. In addition, certain management stockholders have the obligation to sell to the Company certain shares of Common Stock under certain circumstances, including the termination of such management stockholders' employment under certain circumstances and the death, disability or retirement of such management stockholder. Except as set forth in this paragraph, the Common Stock and Class A Common Stock have no preemptive or redemption rights and are not subject to further calls or assessments by the Company.

  Class A Common Stock Conversion Rights. The Restated Certificate of Incorporation provides that upon the occurrence of any Conversion Event (as defined below), each record holder of Class A Common Stock shall be entitled to convert into the same number of shares of Common Stock any or all of the shares of such holder's Class A Common Stock being sold, distributed or otherwise disposed of or converted in connection with the occurrence of such Conversion Event (the "Conversion Shares"). As defined in the Restated Certificate of Incorporation, (i) a "Conversion Event" means (A) any transfer of shares of Class A Common Stock to any person or persons who are not affiliates of the transferor, including, without limitation, pursuant to any public offering or public sale of the securities of the Company (including a public offering registered under the Securities Act and a public sale pursuant to Rule 144 under the Securities Act or any similar rule then in force), or
(B) conversion of shares of Class A Common Stock into shares of Common Stock at the option of the holder upon notice to the Company (with respect to all or a portion of such holder's shares) at such time that all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (or any successor statute), and the regulations promulgated thereunder (the "HSR Act"), shall have expired or shall have terminated, or, if it is determined that no filings under the HSR Act are applicable, at any time, (ii) a "person" means any natural person or any corporation, partnership, joint venture, trust, unincorporated organization and any other entity or organization and (iii) an "affiliate", with respect to any person, means such person's spouse, parents, members of such person's family or such person's lineal descendants and any other person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with such person. In addition, all of the Company's Class A Common Stock will be automatically and mandatorily converted into the same number of shares of Common Stock without any action on the part of any holder upon notice to such effect by the Company to the record holders of Class A Common Stock, provided that all applicable waiting periods under the HSR Act shall have expired, shall be inapplicable or shall have terminated. The Company intends to deliver such notice upon completion of the offering.

STOCKHOLDERS AGREEMENT

  The following summaries of certain provisions of the Stockholders Agreement are not complete and are qualified in their entirety by reference to the Stockholders Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Certain Relationships and Related Transactions--Stockholders Agreement" for a description of provisions of the Stockholders Agreement pertaining to the composition of the Company's Board of Directors.

  Restrictions on Transfer. The Stockholders Agreement and the Letter Agreements, among other things, set forth certain restrictions and rights with respect to the transfer of the Common Stock and the Class A Common Stock by certain parties. Unless acquired by such parties, the shares of Class A Common Stock and Conversion Shares will not be subject to such transfer restrictions. Under the Stockholders Agreement and Letter

Agreements, transfers of Common Stock and Class A Common Stock are restricted, subject to certain exceptions, including exceptions for transfers to affiliates or to persons or entities having certain other relationships with the transferor (including certain family relationships), certain transfers with the prior written consent of the Board of Directors, transfers in the event of the stockholder's death and transfers pursuant to certain other provisions of the Stockholders Agreement.

  The Stockholders Agreement also provides for certain tag-along and drag-along rights in the event of certain sales by the Kelso Affiliates and their permitted transferees (the "Kelso Entities"), as well as certain registration rights. Holders of the shares of Class A Common Stock and Conversion Shares will be entitled to such rights, and subject to such obligations, pursuant to the Stockholders Agreement, and certificates representing the shares of Class A Common Stock and Conversion Shares (including any global share certificate) bear a legend to such effect. In addition, the foregoing rights and obligations are set forth in the Company's Restated Certificate of Incorporation.

  Tag-Along and Drag-Along Rights. The tag-along rights set forth in the Stockholders Agreement provide that the Kelso Entities shall not be allowed to transfer any shares of Common Stock to a third party (other than in a "drag-along" transaction, as described below, or in certain other permitted transfers, as specified in the Stockholders Agreement) unless each holder from time to time of the shares of Class A Common Stock and Conversion Shares (together with other specified holders of Common Stock or Class A Common Stock) is allowed to include in such transfer (for the same type of consideration and for not less than the per share consideration offered to the Kelso Entities) a number of the shares of Class A Common Stock and/or Conversion Shares equal to the product of the total number of shares of Common Stock and Class A Common Stock to be acquired by such third party, and a fraction, the numerator of which is the total number of the shares of Class A Common Stock and Conversion Shares owned by such holder and the denominator of which is the total number of shares of Common Stock and Class A Common Stock owned by the Kelso Entities and all parties entitled to tag-along rights (including, without limitation, Murphy and the management stockholders). Such tag-along rights as well as the drag-along rights described below, will expire upon consummation of an initial public offering.

  The drag-along rights provide that, if any Kelso Entity or the Kelso Entities shall propose to transfer at least 75% of the shares of Common Stock and Class A Common Stock collectively owned by the Kelso Entities to a third party, then the Kelso Entities may at their option require each holder from time to time of the shares of Class A Common Stock and Conversion Shares (together with other specified holders of Common Stock and Class A Common Stock) to include in such transfer (for the same type of consideration and for not less than the per share consideration offered to the Kelso Entities) a number of shares of Class A Common Stock and/or Conversion Shares equal to the product of the total number of shares of Common Stock and Class A Common Stock to be acquired by, such third party and a fraction, the numerator of which is the total number of the shares of Class A Common Stock and Conversion Shares owned by such holder and the denominator of which is the total number of shares of Common Stock and Class A Common Stock owned by the Kelso Entities and all parties subject to such drag-along provisions (including, without limitation, Murphy and the management stockholders).

  Registration Rights. Holders of Conversion Shares are entitled pursuant to the Stockholders Agreement to certain "piggy-back" (but not demand) registration rights in connection with registered public offerings of the Company's common equity securities (excluding, except under certain circumstances, an initial public offering) allowing such holders to include in such registrations Conversion Shares. Other holders of the Company's equity securities, including the Kelso Affiliates and designees, Murphy and their respective permitted transferees, are also entitled to such "piggy-back" registration rights (and Kelso is entitled to certain demand registration rights) pursuant to the Stockholders Agreement. A holder's right to include Conversion Shares in any such registration is subject to certain limitations. Holders of Conversion Shares will also be entitled pursuant to the Registration Rights Agreement to demand shelf registration rights following the offering (and the filing of the shelf registration statement relating thereto may not occur earlier than 90 days or later than 180 days after the offering).

  As discussed above under "Certain Relationships and Related Transactions-- Stockholders Agreement," certain provisions of the Stockholders Agreement terminate upon completion of the offering.

PREFERRED STOCK

  The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Restated Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares constituting any series, and to provide for voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption, redemption prices, conversion rights and rights upon dissolution of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the stockholders. Except as described under "Certain Relationships and Related Transactions--Exchange Transaction," the Company has no current plans to issue any additional shares of Preferred Stock of any class or series.

  One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

PIK PREFERRED STOCK

  In connection with the 1994 Recapitalization, the Company issued 3,750,000 of PIK Preferred Stock. The PIK Preferred Stock is entitled to cumulative dividends, payable solely in additional shares of PIK Preferred Stock, at a rate of approximately 25% per annum when, as and if declared by the Board of Directors of the Company. The PIK Preferred Stock has an aggregate liquidation preference of approximately $37.5 million (including $36.5 million sold to the Kelso affiliates and certain designees and certain members of the Company's management for cash and approximately $1.0 million granted to certain members of management) plus the liquidation preference of additional shares of PIK Preferred Stock issued in payment of dividends on the PIK Preferred Stock and the liquidation preference in respect of cumulative undeclared dividends, whether or not declared. The PIK Preferred Stock is redeemable at the option of the Company in whole or in part at any time for a redemption price equal to the liquidation preference thereof plus all cumulative undeclared dividends, whether or not declared, to the date of redemption. In addition, the PIK Preferred Stock has no voting rights, except that the PIK Preferred Stock is entitled to vote, as a separate class, in the event of any merger, consolidation, or sale of all or substantially all of the Company's assets, or any authorization or issuance by the Company of capital stock ranking senior to or pari passu with the PIK Preferred Stock with respect to dividends or liquidation preference or securities convertible into or exchangeable or exercisable for such capital stock, or any amendment to the Company's Restated Certificate of Incorporation, but excluding (except as provided above) the adoption of any certificate of designation relating to any other series of Preferred Stock; provided however, a class vote of the PIK Preferred Stock will not be required in order to increase the authorized shares of the PIK Preferred Stock to an amount not to exceed 4,250,000 shares, nor to authorize, create of issue, or increase the authorized or issued amount, of any class or series of capital stock ranking on a parity with the PIK Preferred Stock as to dividends or as to the distribution of assets upon liquidation, dissolution or winding up, or securities convertible into or exchangeable or exercisable for such, in or up to an amount of shares not to exceed the difference between 4,250,000 shares and the number of issued and outstanding shares of PIK Preferred Stock at such time. In August 1995, the Company sold an aggregate of 11,237 shares of PIK Preferred Stock to certain members of management for aggregate consideration of $112,370. In October 1995, Mr. Henry purchased 3,406 shares of PIK Preferred Stock from the Company for $34,060.

  Delaware Takeover Statute. Section 203 of the DGCL ("Section 203") prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder unless: (i) prior to such date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203; or
(iii) subsequent to such date, the business combination is approved by both the Board of Directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock.

  Limitations of Liability. The Company's Restated Certificate of Incorporation contains a provision that is designed to limit the director's liability to the extent permitted by the DGCL and any amendments thereto. Specifically, directors will not be held liable to the Company or its stockholders for an act or omission in such capacity as a director, except for liability as a result of: (i) a breach of the duty of loyalty to the Company or its stockholders, (ii) actions or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase of the Company's stock under
Section 174 of the DGCL, or (iv) other transactions from which the director will receive an improper personal benefit. The principal effect of the limitation of liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of the Company unless the stockholder can demonstrate one of the specified bases for liability. The provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. The Company's Restated Certificate of Incorporation does not eliminate its directors' duty of care. The inclusion of this provision in the Company's Restated Certificate of Incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care.

  Indemnification. The Company's By-laws also provide that the Company will indemnify its current and past directors and officers to the fullest extent permitted by Delaware law. The Company is generally required to indemnify such directors and officers for all judgments, fines, settlements, legal fees, and other expenses incurred in connection with pending, threatened or completed legal proceedings because of such director's or officer's position with the Company or another entity that the director or officer serves at the Company's request, subject to certain conditions, and to advance funds to such directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have acted in good faith (as defined) and in a manner reasonably believed to be in or not opposed to the Company's best interests.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is U.S. Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering there has been no public market for the Common Stock of the Company. No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sale of substantial amounts of Common Stock of the Company in the public market could adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise equity capital in the future.

  Upon completion of the offering, the Company will have outstanding
shares of Common Stock (excluding     shares of Common Stock issuable upon the
exercise of the U.S. Underwriters' over-allotment option). Of these shares,
the     shares (     shares if such over-allotment option is exercised in
full) of Common Stock sold in the offering will be freely tradeable without restrictions or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company which will be subject to the resale limitations of Rule 144 ("Rule 144") under the Securities Act.

  Certain of the Company's security holders and all of its executive officers
and directors, with the power to dispose of a total of     shares, have
agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus (the "Lock-up Period") without the prior written consent of Morgan Stanley & Co. Incorporated ("Morgan Stanley") on behalf of the Underwriters. See "Underwriters." Following the Lock-up Period, these shares are deemed "restricted securities" within the meaning of Rule 144. These "restricted securities" may not be sold in absence of registration under the Securities Act other than in accordance with Rule 144 or another exemption from registration. KIAV and KEPV expect to distribute shares of Common Stock to their respective partners, and may in the future sell or otherwise dispose of Common Stock, including additional distributions to their respective partners.

  KIAV and KEPV may distribute up to     shares of Common Stock to certain of
its partners in conjunction with the offering. The recipients of such distributions will agree with KIAV, KEPV and the Underwriters not to offer, sell, or otherwise dispose of such shares of Common Stock prior to the expiration of the Lock-up Period without the prior written consent of KIAV, KEPV and Morgan Stanley. KIAV, KEPV and their partners are entitled to certain demand and "piggyback" registration rights. See "Description of Capital Stock--Stockholders Agreement--Registration Rights."

  In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least two years (as computed under Rule 144) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of Common
Stock (approximately     shares after giving effect to the offering) and (ii)
the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about the Company. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares of at least three years (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

  In addition, the Company may file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock issuable under the Option Plan, and such registration statements are expected to become effective upon filing. Shares of Common Stock covered by these registration statements will thereupon be eligible for sale in the public markets except during the Lock-up Period.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
                     FOR NON-U.S. HOLDERS OF COMMON STOCK

  The following summary describes the material United States federal income and estate tax consequences of an investment in Common Stock applicable to "Non-United States Holders." A "Non-United States Holder" is any beneficial owner of Common Stock that, for United States federal income or estate and gift tax purposes, as the case may be, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust as such terms are defined in the Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based on the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change either retroactively or prospectively. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to Non-United States Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of the state, local or foreign taxing jurisdiction. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and foreign income and other tax consequences of an investment in Common Stock.

DIVIDENDS

  Subject to the discussion below, any dividend paid to a Non-United States Holder generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Dividends paid to a holder with an address within the United States generally will not be subject to withholding tax, unless the Company has actual knowledge that the holder is a Non-United States Holder. Treasury regulations proposed to be effective for payments made after December 31, 1997, which have not finally been adopted, however, would require Non-United States Holders to file certain new forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would contain the holder's name, address and certain other information.

  Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from withholding tax. However, such effectively connected dividends are subject to regular United States income tax in the same manner as if the Non-United States Holder were a United States person for federal income tax purposes. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of Business in the United States) each year with the Company or its paying agent prior to the payment of the dividends for each year. Effectively connected dividends received by a corporate Non-United States Holder may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-United States Holder generally will not be subject to United States federal income tax with respect to gain realized upon the sale or other disposition of Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder; (ii) the Non-United States Holder is non-resident alien individual who holds the Common Stock as a capital asset, is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs, and either the non-resident alien individual has a "tax home" in the United States or the sale is attributable to an office or other fixed place of business maintained by the non-resident alien individual in the United States; or (iii) the Company is or has been a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder's holding period and certain other conditions are met. The Company has determined that it is not, has never been, and does not believe that it will become a "United States real property holding corporation" for federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Generally, the Company must report to the Internal Revenue Service (the "IRS") and to each Non-United States Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

  Unless the Company has actual knowledge that a holder is a Non-United States person, dividends paid to a holder at an address within the United States may be subject to backup withholding at a rate of 31% if the holder is not an exempt recipient as defined in Treasury Regulations Section 1.6049-4(c)(1)(ii) (which includes corporations) and fails to provide a correct taxpayer identification number and other information to the Company. Backup withholding will generally not apply to dividends paid to holders at an address outside the United States (unless the Company has knowledge that the holder is a United States person).

  Proceeds from the disposition of Common Stock by a Non-United States Holder effected by or through a United States office of a broker will be subject to information reporting and to backup withholding at a rate of 31% of the gross proceeds unless such Non-United States Holder certifies as to its name, address and status as a Non-United States Holder under penalties of perjury or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-United States office of a Non-United States broker. United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States if (a) the disposition is made through an office outside the United States of a broker that is either (i) a United States person for United States federal income tax purposes, (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a United States trade or business and (b) the broker fails to maintain documentary evidence in its files that the holder is a Non-United States Holder and that certain conditions are met or that the holder otherwise is entitled to an exemption.

  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to 31% backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

ESTATE TAX

  An individual Non-United States Holder who is treated as the owner of Common Stock at the time of such individual's death or has made certain lifetime transfers of an interest in Common Stock will be required to include the value of such Common Stock in such individual's gross estate for United Stated federal tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), a syndicate of United States underwriters (the "U.S. Underwriters") named below has severally agreed to purchase, and the Company has agreed to sell to them, severally, shares of Common Stock, and a syndicate of international underwriters (the "International Underwriters") named below has severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such U.S. and International Underwriters below.

                                                                          NUMBER
                                                                            OF
             NAME                                                         SHARES
             ----                                                         ------
      U.S. Underwriters:
        Morgan Stanley & Co. Incorporated................................
        Bear, Stearns & Co. Inc..........................................
        BT Securities Corporation........................................
        Donaldson, Lufkin & Jenrette Securities Corporation..............

                                                                           ----
          Subtotal.......................................................
                                                                           ----
      International Underwriters:
        Morgan Stanley & Co. International Limited.......................
        Bear, Stearns International Limited..............................
        Bankers Trust International PLC..................................
        Donaldson, Lufkin & Jenrette Securities Corporation..............

                                                                           ----
          Subtotal.......................................................
                                                                           ----
          Total..........................................................
                                                                           ====

  The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters" and the U.S. Representatives and the International Representatives are collectively referred to as the "Representatives." The Underwriting Agreement provides that the obligations of the several U.S. Underwriters to pay for and accept delivery of the shares of Common Stock being offered and the obligations of the several International Underwriters to pay for and accept delivery of the shares of Common Stock being offered are subject to the approval of certain legal matters by counsel and to certain other conditions including the conditions that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or threatened by the Commission and that there has been no material adverse change or any development reasonably likely to involve a prospective material adverse change in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in this Prospectus. The Underwriters are obligated to take and pay for all of the shares of Common Stock being offered (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

  Pursuant to the Agreement Between U.S. and International Underwriters dated the date hereof (the "Agreement Between U.S. and International Underwriters"), each U.S. Underwriter has represented and agreed that, with certain exceptions set forth below: (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions set forth below: (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is not otherwise a United States or Canadian Person and "United States" means the United States of America, its territories, its possessions and all areas subject to its jurisdiction. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters under the Underwriting Agreement are referred to herein as the "U.S. Shares" and the "International Shares," respectively.

  Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares so sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

  Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in the circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"), (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and
(iii) it has only issued or passed on connection with the offering of the shares of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $ per share of Common Stock under the public offering price. Any Underwriter may allow, and such dealers may re-allow, a
concession not in excess of $    per share of Common Stock to other
Underwriters or to certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

  Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this
Prospectus, to purchase up to an aggregate of     additional shares of Common
Stock at the Price to Public set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the U.S. Underwriters hereby.

  The Underwriters have informed the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Company and certain of its stockholders have agreed in the Underwriting Agreement that, for a period of 180 days after the date of this Prospectus, it will not (and will not permit its subsidiaries or affiliates) without the prior written consent of Morgan Stanley, in any transaction settled by delivery of Common Stock or other securities, in cash or otherwise, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic risks of ownership of the shares of Common Stock except under certain circumstances.
KIAV and KEPV may distribute up to     shares of Common Stock to certain of
their respective partners. The recipients of such distributions will agree with KIAV, KEPV and the Underwriters not to offer, sell or otherwise dispose of such shares of Common Stock prior to the expiration of the 180-day lock-up period referred to above without the prior written consent of KIAV, KEPV and Morgan Stanley. Consent to sales within such 180-day lock-up period may be provided without prior notice to holders of the Common Stock or to the markets where such securities are traded. See "Shares Eligible for Future Sale."

  At the request of the Company, the Underwriters have reserved up to not more than % of the shares of Common Stock being offered for sale at the public offering price to certain employees of the Company and Kelso and certain other persons designated by the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares of Common Stock being offered. All purchasers of the shares of Common Stock reserved pursuant to this paragraph are also directors or senior officers of the Company and will be required to enter into agreements restricting the transferability of such shares for a period of 180 days after the date of this Prospectus.

  From time to time Bear, Stearns & Co. Inc. and BT Securities Corporation (and certain of its affiliates) have provided and continue to provide investment banking services to the Company and Kelso & Company, L.P. and its affiliates and from time to time Morgan Stanley and Donaldson, Lufkin & Jenrette Securities Corporation have provided and continue to provide investment banking services to Kelso & Company, L.P. and its affiliates.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

PRICING OF THE OFFERING

  Prior to the offering, there has been no public market for the Company's Common Stock. The initial public offering price will be determined by negotiation between the Company and the Representatives of the Underwriters. Among the factors considered in determining the initial public offering price were the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report.............................................   F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995.............   F-3
Consolidated Statements of Operations for the years ended December 31,
 1993, 1994 and 1995.....................................................   F-4
Consolidated Statements of Cash Flows for the years ended December 31,
 1993, 1994 and 1995.....................................................   F-5
Consolidated Statement of Stockholders' Equity (Deficiency) for the years
 ended December 31, 1993, 1994 and 1995..................................   F-7
Notes to Consolidated Financial Statements...............................   F-9
Condensed Consolidated Balance Sheets as of December 31, 1995 and March
 31, 1996................................................................  F-22
Condensed Consolidated Statements of Operations for the three month periods ended March 31, 1995 and 1996...................................  F-23
Condensed Consolidated Statements of Cash Flows for the three month periods ended March 31, 1995 and 1996...................................  F-24
Notes to Condensed Consolidated Financial Statements.....................  F-25

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hosiery Corporation of America, Inc.
Bensalem, Pennsylvania

  We have audited the accompanying consolidated balance sheets of Hosiery Corporation of America, Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note 3 to the consolidated financial statements, on July 19, 1994, the Company entered into a Recapitalization and Stock Purchase Agreement.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 27, 1996

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             1994       1995
                                                           ---------  ---------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents...............................  $   3,891  $   6,987
 Accounts receivable, less an allowance for doubtful
  accounts of $923 and $1,263 in 1994 and 1995,
  respectively...........................................     17,158     19,708
 Income tax refunds receivable...........................        530         32
 Inventories.............................................      8,287      9,814
 Prepaid and other current assets........................      1,038      1,350
                                                           ---------  ---------
  Total current assets...................................     30,904     37,891
PROPERTY AND EQUIPMENT, net..............................     14,849     15,334
MAILING LIST RIGHTS......................................      1,074         90
DEFERRED CUSTOMER ACQUISITION COSTS......................     16,173     19,485
DEFERRED DEBT ISSUANCE COSTS, less accumulated
 amortization of $335 and $2,016 in 1994 and 1995,
 respectively............................................     10,510      8,853
OTHER ASSETS.............................................      1,350      1,207
                                                           ---------  ---------
  TOTAL..................................................  $  74,860  $  82,860
                                                           =========  =========
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
 Current portion of long-term debt.......................  $   2,393  $   3,421
 Current portion of capital lease obligations............      1,056      1,402
 Accounts payable........................................      3,206      3,948
 Accrued expenses and other current liabilities..........      5,514      5,644
 Accrued financing costs.................................      2,242        --
 Accrued interest........................................      2,069      4,858
 Mailing lists rental obligations........................        588         38
 Accrued coupon redemption costs.........................      6,320      6,117
 Deferred income taxes...................................      4,364      6,540
 Income taxes payable....................................        --         129
                                                           ---------  ---------
  Total current liabilities..............................     27,752     32,097
LONG-TERM DEBT, Less current portion.....................    146,789    142,565
CAPITAL LEASE OBLIGATIONS, Less current portion..........      3,204      3,705
LONG-TERM OBLIGATION--Mailing lists rental obligations...         66        --
ACCRUED COUPON REDEMPTION COSTS..........................        468        521
DEFERRED INCOME TAXES....................................      6,802      6,508
                                                           ---------  ---------
  Total liabilities......................................    185,081    185,396
                                                           ---------  ---------
COMMITMENTS AND CONTINGENT LIABILITIES
REDEEMABLE EQUITY SECURITIES.............................         45        332
                                                           ---------  ---------
STOCKHOLDERS' DEFICIENCY:
 Preferred stock, $.01 par value, 12,000,000 shares
  authorized: 4,000,000 shares designated as pay-in-kind
  preferred stock, stated at liquidation value of $10 per
  share; 25% cumulative, 3,750,000 and 3,739,782 shares
  issued and outstanding in 1994 and 1995, respectively..     37,500     37,398
 Common stock, voting, $.01 par value: 3,000,000 shares
  authorized, 1,321,522 shares issued and outstanding....         13         13
 Common stock, Class A, non-voting, $.01 par value:
  500,000 shares authorized, 75,652 shares issued and
  outstanding............................................          1          1
 Additional paid-in capital..............................     16,840     16,805
 Accumulated deficit.....................................   (162,996)  (155,588)
 Stock subscription receivable...........................       (125)       --
 Restricted stock........................................     (1,499)    (1,499)
 Foreign currency translation adjustment.................        --           2
                                                           ---------  ---------
  Stockholders' deficiency...............................   (110,266)  (102,868)
                                                           ---------  ---------
  TOTAL..................................................  $  74,860  $  82,860
                                                           =========  =========

                See notes to consolidated financial statements.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)

                                                     1993      1994      1995
                                                   --------  --------  --------
NET REVENUES.....................................  $109,824  $118,560  $136,299
                                                   --------  --------  --------
COSTS AND EXPENSES:
  Cost of sales..................................    49,818    52,485    60,982
  Administrative and general expenses............    14,466    13,616    10,200
  Provision for doubtful accounts................     5,097     5,643     7,788
  Marketing costs................................    13,925    15,542    17,442
  Coupon redemption costs........................     5,680     6,397     5,969
  Depreciation and amortization..................     2,095     3,141     2,493
  Other (income) expenses........................     2,725       123        (2)
                                                   --------  --------  --------
OPERATING INCOME.................................    16,018    21,613    31,427
  Interest income................................       388       314       378
  Interest expense...............................     1,463     4,811    19,749
                                                   --------  --------  --------
INCOME FROM CONTINUING OPERATIONS BEFORE
 PROVISION FOR INCOME TAXES AND CUMULATIVE EFFECT
 OF ACCOUNTING CHANGE............................    14,943    17,116    12,056
PROVISION FOR INCOME TAXES.......................     5,581     6,648     4,560
                                                   --------  --------  --------
INCOME FROM CONTINUING OPERATIONS BEFORE
 CUMULATIVE EFFECT OF ACCOUNTING CHANGE..........     9,362    10,468     7,496
LOSS FROM DISCONTINUED OPERATIONS (Less income
 tax (benefit) provision of $(2,086) and $8 in
 1993 and 1994, respectively)....................    (4,548)     (329)      --
LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS (Less
 income tax benefit of $378 and $83 in 1993 and
 1994, respectively).............................      (735)     (230)      --
                                                   --------  --------  --------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING
 CHANGE..........................................     4,079     9,909     7,496
CUMULATIVE EFFECT OF ACCOUNTING CHANGE...........       --       (163)      --
                                                   --------  --------  --------
NET INCOME.......................................  $  4,079  $  9,746  $  7,496
                                                   ========  ========  ========


                See notes to consolidated financial statements.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)

                                                    1993      1994      1995
                                                  --------  --------  --------
OPERATING ACTIVITIES:
 Net income...................................... $  4,079  $  9,746  $  7,496
 Adjustments to reconcile net income to net cash
  provided by operating activities:
 Depreciation and amortization...................    2,095     3,141     2,493
 Amortization of debt issue costs and
  discounts......................................      --        358     1,848
 Cumulative effect of change in accounting
  principal......................................      --        163       --
 Loss (gain) on sale and abandonments of
  property and equipment.........................      218       123        (2)
 Loss from discontinued operations...............    4,548       329       --
 Loss on disposal of discontinued operations.....      735       230       --
 Amortization of deferred customer acquisition
  costs..........................................   13,107    13,495    15,574
 Debt issuance costs.............................      --    (10,845)      (23)
 (Increase) decrease in operating assets, net of
  effects from discontinued operations:
  Accounts receivable............................   (1,423)   (2,663)   (2,052)
  Inventories....................................     (949)      410    (1,527)
  Payments for deferred customer acquisition
   costs.........................................  (12,791)  (12,099)  (17,902)
  Prepaid and other current assets...............      154      (718)     (312)
  Other assets...................................   (1,064)     (356)      (56)
 Increase (decrease) in operating liabilities,
  net of effects from discontinued operations:
  Accounts payable, accrued expenses and other
   liabilities...................................   (1,273)    4,340     1,142
  Deferred income taxes..........................    3,118     1,672     1,882
  Income taxes payable...........................      109      (671)      129
  Accrued coupon redemption costs................     (286)      199      (150)
 Operating activities of discontinued
  operations.....................................   (5,296)     (599)      --
                                                  --------  --------  --------
   Net cash provided by operating activities.....    5,081     6,255     8,540
                                                  --------  --------  --------
INVESTING ACTIVITIES:
 Acquisitions of property and equipment..........   (1,113)   (1,989)   (1,019)
 Proceeds from sales of property and equipment...      211       106         6
 Proceeds from disposal of a line of business....    5,138       --        --
 Proceeds from disposal of discontinued
  operations to Stockholder......................      --      3,158       --
 Proceeds from sale of assets to Stockholder.....      --      3,960       --
 Decrease (increase) in assets held for sale to
  Stockholder....................................   (1,683)      647       --
 Net investing activities of discontinued
  operations.....................................     (372)      --        --
                                                  --------  --------  --------
   Net cash provided by (used in) investing
    activities...................................    2,181     5,882    (1,013)
                                                  --------  --------  --------
FINANCING ACTIVITIES:
 Net repayment of note payable to bank...........   (1,700)   (2,300)      --
 Proceeds from bank and other financing..........    2,500    80,000       --
 Payments on bank and other financing............   (3,200)   (4,941)   (3,364)
 Payments on capital leases......................   (1,848)   (2,682)   (1,256)
 Payments of costs associated with issuance of
  stock..........................................      --     (2,601)      (33)
 Capital contribution from Stockholder...........      --        690       --
 Issuance of Preferred stock.....................      --     36,478       --
 Issuance of Common stock........................      --     16,902       --
 Issuance of Redeemable Equity Securities, net of
  costs to issue.................................      --         45       185
 Issuance of Units...............................      --     69,146       --
 Stock redemptions and purchases of Treasury
  stock..........................................   (3,417) (198,983)      --
 Dividends paid..................................     (125)      --        --
 Purchase price adjustment of Treasury stock.....      --        --        (88)
 Proceeds from stock subscription................      --        --        125
 Net financing activities of discontinued
  operations.....................................     (182)      --        --
                                                  --------  --------  --------
   Net cash used in financing activities.........   (7,972)   (8,246)   (4,431)
                                                  --------  --------  --------
NET (DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS.....................................     (710)    3,891     3,096
Cash and cash equivalents at beginning of year...      710       --      3,891
                                                  --------  --------  --------
Cash and cash equivalents at end of year......... $      0  $  3,891  $  6,987
                                                  ========  ========  ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
 Cash paid during the year for:
 Interest........................................ $  1,598  $  2,436  $ 15,111
                                                  ========  ========  ========
 Income taxes.................................... $  1,912  $  4,833  $  2,261
                                                  ========  ========  ========

                See notes to consolidated financial statements.

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

  Capital lease obligations and financing arrangements of $2,746, $776 and $2,103 were entered into for new equipment and automobiles during 1993, 1994 and 1995, respectively.

  Units issued in connection with the Recapitalization Agreement in 1994 consisted of one senior subordinated note and one share of Class A, non voting common stock. Based on the issue price of the Units and the relative fair market value of the notes and the shares at the time of issuance, the Company determined that $67,962 related to the notes issued and $1,184 related to the shares issued.

  During 1995, in connection with the issuance of redeemable common shares, certain agreements were amended and executed in order that preferred stock issued in 1995 and 1994 would be redeemable under the same basic terms of the redeemable common stock. Due to the change in terms of the preferred stock agreement, 10,218 shares issued in October 1994 with a value net of issuance costs of $97 were reclassified from preferred stock to redeemable equity securities in 1995.

                See notes to consolidated financial statements.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                            (DOLLARS IN THOUSANDS)

                                   PREFERRED STOCK                                       COMMON STOCK
                  ----------------------------------------------------- -----------------------------------------------
                                                                                            CLASS A,        CLASS A,
                         PIK              CLASS A          CLASS B                           VOTING        NON VOTING
                  ------------------  ---------------- ---------------- ---------------- ---------------- -------------
                   SHARES    AMOUNT    SHARES   AMOUNT  SHARES   AMOUNT  SHARES   AMOUNT  SHARES   AMOUNT SHARES AMOUNT
                  ---------  -------  --------  ------ --------  ------ --------- ------ --------  ------ ------ ------
BALANCE, January
1, 1993.........        --   $   --    100,000   $100   100,000   $520        --   $--    183,100   $183     --   $--
Net income......
Additional cost
associated with
previously
repurchased
treasury stock..
                  ---------  -------  --------   ----  --------   ----  ---------  ----  --------   ----  ------  ----
BALANCE,
December 31,
1993............        --       --    100,000    100   100,000    520        --    --    183,100    183     --    --
Net income......
Gain on sale of
assets to
Stockholder
recognized as
capital
contribution
(see Note 3)....
Purchase of
shares for
treasury........
Retirement of
shares in
treasury........                      (100,000)  (100) (100,000)  (520)                  (178,396)  (178)
Reclassification
of Class A
Common Stock
into Common
Stock and effect
of stock split
of Common Stock
on approximately
a 62.22 to 1
basis (see Note
3)..............                                                          292,600     3    (4,704)    (5)
Issuance of
Common Stock
(see Notes 3 and
20).............                                                        1,000,660    10                    5,652   --
Issuance of PIK
Preferred Stock
(see Note 3)....  3,637,602   36,376
Issuance of
shares in
connection with
debentures (see
Note 3).........                                                                                          70,000     1
Issuance of
shares in
connection with
management grant
(see Notes 3 and
20).............    102,180    1,022                                       28,262   --
Issuance of
shares in
connection with
Recapitalization
(see Note 3)....     10,218      102
Costs associated
with issuance of
stock...........
                  ---------  -------  --------   ----  --------   ----  ---------  ----  --------   ----  ------  ----
BALANCE,
December 31,
1994............  3,750,000   37,500       --     --        --     --   1,321,522    13       --     --   75,652     1
Net income......
Amendment of
preferred stock
agreement
resulting in
certain
redeemable
preferred equity
securities......    (10,218)    (102)
Additional costs
associated with
previously
purchased and
retired treasury
stock...........
Costs associated
with issuance of
stock...........
Receipt of stock
subscription....
Foreign currency
translation.....
                  ---------  -------  --------   ----  --------   ----  ---------  ----  --------   ----  ------  ----
BALANCE,
December 31,
1995............  3,739,782  $37,398       --    $--        --    $--   1,321,522  $ 13       --    $--   75,652  $  1
                  =========  =======  ========   ====  ========   ====  =========  ====  ========   ====  ======  ====

                See notes to consolidated financial statements.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

                            TREASURY STOCK
                  --------------------------------------
                      PREFERRED        COMMON                        RETAINED
                        STOCK          STOCK              ADDITIONAL EARNINGS      STOCK                  FOREIGN
                  ------------------  --------             PAID-IN    (ACCUM.   SUBSCRIPTION RESTRICTED  CURRENCY
                  CLASS A   CLASS B   CLASS A    AMOUNT    CAPITAL   DEFICIT)   RECEIVABLES    STOCK    TRANSLATION   TOTAL
                  --------  --------  --------  --------  ---------- ---------  ------------ ---------- ----------- ---------
BALANCE, January
1, 1993.........    94,540    90,575   161,059  $(15,198)  $ 4,638     $35,413      $--       $   --       $--      $  25,656
Net income......                                                         4,079                                          4,079
Additional cost
associated with
previously
repurchased
treasury stock..                                  (3,417)                                                              (3,417)
                  --------  --------  --------  --------   -------   ---------      ----      -------      ----     ---------
BALANCE,
December 31,
1993............    94,540    90,575   161,059   (18,615)    4,638      39,492       --           --        --         26,318
Net income......                                                         9,746                                          9,746
Gain on sale of
assets to
Stockholder
recognized as
capital
contribution
(see Note 3)....                                               690                                                        690
Purchase of
shares for
treasury........     5,460     9,425    17,337  (198,983)                                                            (198,983)
Retirement of
shares in
treasury........  (100,000) (100,000) (178,396)  217,598    (4,566)   (212,234)                                           --
Reclassification
of Class A
Common Stock
into Common
Stock and effect
of stock split
of Common Stock
on approximately
a 62.22 to 1
basis (see Note
3)..............                                                 2                                                        --
Issuance of
Common Stock
(see Notes 3 and
20).............                                            17,017                  (125)                              16,902
Issuance of PIK
Preferred Stock
(see Note 3)....                                                                                                       36,376
Issuance of
shares in
connection with
debentures (see
Note 3).........                                             1,183                                                      1,184
Issuance of
shares in
connection with
management grant
(see Notes 3 and
20).............                                               477                             (1,499)                    --
Issuance of
shares in
connection with
Recapitalization
(see Note 3)....                                                                                                          102
Costs associated
with issuance of
stock...........                                            (2,601)                                                    (2,601)
                  --------  --------  --------  --------   -------   ---------      ----      -------      ----     ---------
BALANCE,
December 31,
1994............       --        --        --        --     16,840    (162,996)     (125)      (1,499)      --       (110,266)
Net income......                                                         7,496                                          7,496
Amendment of
preferred stock
agreement
resulting in
certain
redeemable
preferred equity
securities......                                                                                                         (102)
Additional costs
associated with
previously
purchased and
retired treasury
stock...........                                                           (88)                                           (88)
Costs associated
with issuance of
stock...........                                               (35)                                                       (35)
Receipt of stock
subscription....                                                                     125                                  125
Foreign currency
translation.....                                                                                              2             2
                  --------  --------  --------  --------   -------   ---------      ----      -------      ----     ---------
BALANCE,
December 31,
1995............       --        --        --   $    --    $16,805   $(155,588)     $--       $(1,499)     $  2     $(102,868)
                  ========  ========  ========  ========   =======   =========      ====      =======      ====     =========

                See notes to consolidated financial statements.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. ORGANIZATION

  Hosiery Corporation of America, Inc. and subsidiaries is a company incorporated in the State of Delaware and is engaged in the direct mail marketing, manufacturing and distribution of quality women's sheer hosiery products to consumers throughout the United States. The Company markets women's sheer hosiery through a continuous product shipment or "continuity" program. The Company's continuity program involves mailing to customers a specially priced introductory hosiery offer, the acceptance of which enrolls customers in the program and results in additional shipments of hose on a regular and continuous basis upon payment of a prior hose shipment. The Company's manufacturing operations supply all the hosiery required by the Company's continuity program.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation--The consolidated financial statements include the accounts of Hosiery Corporation of America, Inc. (the "Company") and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Revenue Recognition--Revenue less allowance for returns is recognized when merchandise is shipped. The Company provides for returns at the time of shipment based upon historical experience.

  Cash and Cash Equivalents--Cash and cash equivalents consist of cash and other short-term securities purchased with maturities of less than three months.

  Inventories--Inventories are stated at the lower of cost (first-in, first-out) or market.

  Property and Equipment--Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated lives of 31 years for buildings, 5 to 10 years for machinery and equipment, 5 to 7 years for furniture and fixtures and 3 to 5 years for automobiles. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease periods which are generally 15 to 18 years. Effective January 1, 1994, the Company changed its estimate of the useful lives of certain computer equipment. This change was made to better reflect the estimated period during which such assets would remain in service. This change resulted in additional depreciation expense for the year ended December 31, 1994, by approximately $700.

  Deferred Customer Acquisition Costs--Deferred customer acquisition costs consist of marketing costs (postage, printed material, customer list rentals, etc.) of the initial shipment to a customer and similar costs associated with the resolicitation of previously canceled customers. These costs are aggregated by promotional program and are amortized on an accelerated basis based upon the estimated current year revenue in proportion to the expected future revenue generated by these customers. Approximately 56% of these costs are amortized in the first 12 months, 69% within 18 months, and 78% within 24 months. The loss incurred on front end shipments to customers is charged to operations at the time of the front end shipment.

  Software Costs--Software costs, principally internally developed, consist of the expenses associated with the development (computer time, license, programming time) of material software projects with a long-term benefit and are included in the consolidated balance sheet as Other Assets. Such assets are amortized on a straight-line basis over a 5 to 10 year period. Effective January 1, 1994, the Company changed its estimate of the useful life of software costs for new software to 7 years to better reflect the estimated period during which such assets will remain in service.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


  Derivative Financial Instruments--The Company enters into interest rate caps to manage exposure to fluctuations in interest rates. Premiums paid on caps are amortized to interest expense over the term of the cap.

  Deferred Debt Issuance Costs--Debt issuance costs represent costs associated with bank borrowings and notes and are amortized using the effective interest method over the terms of the related borrowings.

  Income Taxes--The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax basis of assets and liabilities.

  Mailing List Rights--Mailing list rights consist of contracts that are recorded as an asset and a liability. The asset is allocated to deferred customer acquisition costs based on actual usage in proportion to the total estimated usage of the mailing list. The current and long-term portion of the liability is recorded based on the payment terms in the contract.

  Postemployment Benefits--Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112 (SFAS No. 112), Employers' Accounting for Postemployment Benefits. SFAS No. 112 requires the expected cost of providing benefits to former or inactive employees after employment but before retirement be accrued if certain conditions are met. The Company provides sick pay, long-term disability and severance benefits for certain employees. The liability for benefits accrued at January 1, 1994 of approximately $163, net of tax of $87, has been reflected in the consolidated statement of income as a cumulative effect of change in accounting. This change had no material effect on net income for the year ended December 31, 1994.

  Impairment of Long-Lived Assets--SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, is effective for fiscal years beginning after December 15, 1995. This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Also, in general, long-lived assets and certain identifiable intangibles to be disposed of should be reported at the lower of carrying amount or fair value less cost to sell. The impact of this new standard is not expected to have a material effect on the Company's financial position or results of operations.

  Accounting for Stock-Based Compensation--SFAS No. 123, Accounting for Stock-Based Compensation, will be adopted by the Company in fiscal year 1996 as required by this statement. The Company has elected to continue to measure such compensation expense using the method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by SFAS No. 123. When adopted, SFAS No. 123 will not have any effect on the Company's financial position or results of operations, but will require the Company to provide expanded disclosure regarding its stock-based employee compensation plans.

  Foreign Currency Translation--Assets and liabilities of the foreign affiliate are translated at the rates of exchange at the balance sheet date. The translation adjustments that result are reported in foreign currency translation adjustment, a separate component of deficiency in assets. Income and expense items are translated at average monthly rates of exchange.

  Use of Estimates--The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications--Certain reclassifications were made to the prior year's consolidated financial statements to conform to classifications used in the current period.

3. RECAPITALIZATION

  On July 19, 1994, an affiliate of Kelso & Company, Inc. ("Kelso"), the Company and Joseph A. Murphy, the sole stockholder of the Company (the "Stockholder"), entered into a Recapitalization and Stock Purchase Agreement (the "Recapitalization Agreement"). Pursuant to the Recapitalization Agreement, the Company repurchased from the Stockholder (the "Repurchase") for approximately $191.2 million, which includes approximately $0.9 million in post-closing adjustments (net of $7.8 million received from the Stockholder for the purchase of certain assets (see below)), all of its then outstanding shares of preferred stock and a substantial portion of its then outstanding shares of common stock. On October 17, 1994, the Company effected the recapitalization of its capital stock (the "Recapitalization"), pursuant to which certain affiliates and designees of Kelso and certain members of operating management of the Company (collectively, the "Investor Group"), purchased a controlling equity interest in the Company. The Company effected the Repurchase with the proceeds of the Financing (as defined below). Following the consummation of the Repurchase (and after giving effect to the purchase of common stock by the Investor Group pursuant to the Financing), the Investor Group owns approximately 74% of the Company's common stock, with the Stockholder retaining approximately 21% of the Company's common stock.

  The Company obtained the funds necessary to effect the Repurchase, repay certain existing indebtedness of the Company and pay the fees and expenses incurred in connection with the Recapitalization primarily from the proceeds of a financing (the "Financing") which included (i) borrowings of $80.0 million under a credit agreement, consisting of $80.0 million of term loan facilities (the "Term Loan Facilities") and a $15.0 million revolving credit facility, entered into among the Company, Bankers Trust Company, and the banks signatory thereto, (ii) gross proceeds of approximately $69.1 million from the issuance and sale of the Units (each unit consisting of one Senior Subordinated Note and one share of Class A Common Stock), (iii) gross proceeds of approximately $36.5 million from the sale to the Investor Group of shares of a new class of pay-in-kind preferred stock of the Company for cash, and
(iv) gross proceeds of approximately $17.1 million from the sale to the Investor Group of shares of Common Stock for cash. The Company also utilized working capital of approximately $2.0 million to pay fees and expenses incurred in connection with the Recapitalization. In addition, certain members of the Company's management were granted restricted pay-in-kind preferred stock and restricted common stock of $1,022 and $478, respectively (see Note
20).

  The Recapitalization and Stock Purchase Agreement contained customary representations, warranties and conditions. The Recapitalization and Stock Purchase Agreement also provided that, at or prior to the consummation of the Acquisition, the Stockholder and the Company enter into an Escrow agreement pursuant to which, among other things, $10.0 million of the aggregate purchase price paid by the Company to the Stockholder pursuant to the Repurchase be held in escrow to provide a source of payment to satisfy the Stockholder's indemnification obligations under the Recapitalization and Stock Purchase Agreement.

  Prior to the Recapitalization, the Company had authorized classes of voting and non-voting common stock, with shares of voting stock issued and outstanding. As part of the Recapitalization, such non-voting stock was

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

retired and such voting stock was changed and reclassified from Class A Common Stock, par value $1.00 per share, into one share of Common Stock, par value $.01 per share. In addition, in connection with the Recapitalization, the Company issued and sold shares of non-voting Class A Common Stock, a small number of which was purchased by certain designees of Kelso, and the remainder of which was sold in the form of Shares as part of the Units. Upon the occurrance of any Conversion Event (as defined, e.g., any transfer of shares of Class A Common Stock to any persons who are not affiliates of the transferor), each share of Class A Common Stock shall be convertible into one share of the Company's Common Stock. Subsequent to the Recapitalization, the Company effected a stock split of its Common Stock on approximately a 62.22-to-1 basis.

  In connection with the Recapitalization, the Company sold for cash certain assets which were not used in its hosiery business to the Stockholder. The assets were sold at fair value ($7.8 million) as of July 19, 1994, which approximated their then net book value. Certain of these assets, including the Company's Book, Bag, and Overseas Divisions, were restated in the financial statements as discontinued operations and classified as net assets of discontinued operations. The remainder of these assets were classified in the financial statements as assets held for sale to stockholder. (See Notes 4 and 5.) Upon final consummation of the sale on October 17, 1994, the carrying value of these assets had declined by approximately $690 resulting in a gain on the sale. This gain was reflected as a capital contribution in the accompanying financial statements.

4. DISCONTINUED OPERATIONS AND DISPOSAL OF A LINE OF BUSINESS

  During 1993, the company entered into an agreement to dispose of its rights for the sale of romance novels through direct mail. On July 30, 1993, these rights were sold to Harlequin Enterprises Limited for $5,138 which resulted in a loss of approximately $700 after income tax benefit. The terms of this agreement preclude the Company from publishing and selling contemporary romance novels in North America. On July 9, 1994, as part of the Company's Recapitalization, the Company discontinued the remainder of its Book Division, along with its Overseas and Bag Divisions.

  Summary results of the Book, Bag, and Overseas Divisions were as follows:

                                                                  1993    1994
                                                                 -------  -----
     Net revenues............................................... $16,582  $ 389
     Loss before income taxes (benefit).........................  (6,634)  (321)
     Provision for income taxes (benefit).......................  (2,086)     8
     Net loss...................................................  (4,548)  (329)

5. PROVISION FOR COUPON REDEMPTION

  As part of the marketing program, the Company issues coupons to program participants based upon the products purchased or the referral of new customers to the Company. Customers may redeem coupons for free gifts from a program catalog once they have collected the required number of coupons. During 1995, customers with an average of 31 coupons redeemed for a free gift (35 coupons in 1994) after a collection period of approximately four years. The estimated future costs for this program have been determined based on historical customer redemption patterns applicable to outstanding coupons and average gift costs.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

6. INVENTORIES

                                                                   1994   1995
                                                                  ------ ------
     Raw materials............................................... $  936 $  787
     Work-in-process.............................................  1,342  1,602
     Finished goods..............................................  5,231  5,763
     Promotional and packing material............................    778  1,662
                                                                  ------ ------
                                                                  $8,287 $9,814
                                                                  ====== ======

7. PROPERTY AND EQUIPMENT

                                                                 1994    1995
                                                                ------- -------
     Land and buildings........................................ $ 5,639 $ 5,873
     Machinery and equipment...................................  15,948  15,990
     Furniture and fixtures....................................   1,520   1,598
     Leasehold improvements....................................   3,613   3,728
     Automobiles...............................................     492     569
                                                                ------- -------
                                                                 27,212  27,758
     Less accumulated depreciation and amortization............  12,363  12,424
                                                                ------- -------
                                                                $14,849 $15,334
                                                                ======= =======

  Property and equipment includes assets acquired under capital leases, principally machinery and equipment having a net book value of approximately $4,847 and $5,618 as of December 31, 1994 and 1995, respectively. Related accumulated depreciation and amortization was $4,361 and $3,116, respectively. Depreciation and amortization expense for capital lease assets for 1993, 1994 and 1995 was $1,269, $1,810 and $1,077, respectively.

8. OTHER ASSETS

                                                                  1994   1995
                                                                 ------ ------
     Software, net of accumulated amortization of approximately
      $5,150 and $5,387, respectively..........................  $  978 $  800
     Deposits..................................................     305    327
     Miscellaneous other.......................................      67     80
                                                                 ------ ------
                                                                 $1,350 $1,207
                                                                 ====== ======

9. MAILING LIST RIGHTS AND OBLIGATIONS

  During 1992, the Company entered into noncancelable mailing list rights obligations expiring through 1996. Related mailing list rights as of December 31, 1994 and 1995 are $1,074 and $90, net of amounts allocated to deferred customer acquisition costs of $3,750 and $4,733, respectively. Future minimum payments by year under these list agreements have initial or remaining terms of up to three years and have been recorded as mailing lists rental obligations in current liabilities and in "Long-term obligations--Mailing lists rental obligations" in the accompanying balance sheets.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

10. OTHER (INCOME) EXPENSES

  Included in other (income) expenses are the following:

                                                               1993  1994 1995
                                                              ------ ---- ----
     Litigation settlement and related expenses.............. $2,327 $--  $--
     Miscellaneous (income) expenses.........................    398 $123 $ (2)
                                                              ------ ---- ----
                                                              $2,725 $123 $ (2)
                                                              ====== ==== ====

11. LONG-TERM DEBT

                                                                1994     1995
                                                              -------- --------
     Amounts due under revolving credit and term loan
      agreement.............................................. $ 80,000 $ 76,725
     13.75% Senior Subordinated Notes due August 2002........   67,984   68,153
     Serial bonds issued by the South Carolina Jobs-Economic
      Development Authority with interest rates ranging from
      5.8% to 7.1% payable beginning July 1993 in quarterly
      principal payments and semi-annual payments to the
      trustee of the Bonds. Bonds are collateralized by a
      letter of credit and a building addition in South
      Carolina...............................................    1,196    1,108
     Other...................................................        2      --
                                                              -------- --------
     Total long-term debt....................................  149,182  145,986
     Less current portion....................................    2,393    3,421
                                                              -------- --------
       TOTAL LONG-TERM PORTION............................... $146,789 $142,565
                                                              ======== ========

  On October 17, 1994, the Company entered into a revolving credit and term loan agreement with a group of banks with outstanding borrowings totaling $80,000 at December 31, 1994 and $76,725 at December 31, 1995. The facility is secured by substantially all of the assets of Hosiery Corporation of America. The facility is also subject to the continuing guarantees of the subsidiaries of Hosiery Corporation of America. The revolving credit and term loan portions of the facility have maximum borrowings of $15,000 and $80,000, respectively. The term loans are segregated into two series, A Term Loans and B Term Loans, each totaling $40,000. The revolving credit facility expires on October 17, 1999. The Company can borrow based on a formula which comprises the sum of 80% of accounts receivable and 50% of inventory. Interest under the agreement is payable at the banks' prime lending rate plus 1.75%. There were no borrowings outstanding under this agreement at December 31, 1994 and 1995. The A Term Loans are payable in quarterly installments ranging from $375 to $3,750, with a final payment due October 17, 1999. The B Term Loans are payable in semi-annual installments ranging from $200 to $10,000, with a final payment due July 31, 2001. Interest is generally payable quarterly and is charged at a premium ranging from 1.75% to 2.25% over the Base Rate or 2.75% to 3.25% over the Eurodollar Rate as defined. The rate in effect at December 31, 1995 ranged from 8.31% to 9.19%. Additionally, fees are charged on the average daily amount of unused commitment and are payable quarterly. Under the terms of the agreement, certain restrictions are placed on additional borrowings, the purchase of property and equipment, the payment of cash dividends and the disposition of assets. The Company has also agreed to maintain certain financial ratios as defined in the agreement.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


  During 1994, the Company sold the 13.75% Senior Subordinated Notes, with a principal amount of $70,000, at a discount, which discount is being amortized using the interest method over the life of the notes. Interest is payable semi-annually. The Notes were sold in denominations of one thousand dollars, each of which contained one share (collectively the "Shares") of the Company's Class A Non Voting Common Stock, par value $.01 per share. The Notes and the Shares were immediately detachable. Beginning October 1, 1997, the Notes, or a portion thereof, will be subject to redemption at the option of the Company at specified redemption prices ranging from 100% to 112% of the aggregate principal amounts of Notes so redeemed. Upon the occurence of a Change of Control, as defined, each holder of the Notes shall have the right to require the Company to repurchase such holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof. Under the terms of the agreement, certain restrictions are placed on additional borrowings, the purchase of property and equipment, the payment of cash dividends and the disposition of assets.

  The Company is currently in compliance with all debt covenants noted above.

  The Company was contingently liable for outstanding letters of credit in the amount of approximately $1,494 as of December 31, 1995.

  On January 17, 1995, the Company purchased an interest rate cap for $149 from Bankers Trust Company. This cap protects $30,000 of the Term Loan Debt from an increase in interest rates over 10%. The cap is based on the LIBOR and pays the excess interest over 10%. The term of the interest rate cap is three years.

  Maturities of long-term debt consisted of the following as of December 31, 1995:

     1996.............................................................. $  3,421
     1997..............................................................    9,517
     1998..............................................................   15,517
     1999..............................................................   11,267
     2000..............................................................   18,117
     Thereafter........................................................   88,147
                                                                        --------
                                                                        $145,986
                                                                        ========

12. INCOME TAXES

  The provision for income taxes (benefit) consists of the following:

                                                           1993    1994   1995
                                                          ------  ------ ------
     Federal:
       Current........................................... $6,146  $4,491 $2,432
       Deferred..........................................   (956)  1,110  2,053
                                                          ------  ------ ------
                                                           5,190   5,601  4,485
                                                          ------  ------ ------
     States:
       Current...........................................    361     485    246
       Deferred..........................................     30     562   (171)
                                                          ------  ------ ------
                                                             391   1,047     75
                                                          ------  ------ ------
                                                          $5,581  $6,648 $4,560
                                                          ======  ====== ======

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


  The components of net deferred tax liabilities consisted of the following:

                                                                1994     1995
                                                               -------  -------
     Deferred tax liabilities:
       Deferred customer acquisition costs.................... $ 4,974  $ 6,064
       Accounts receivable....................................   4,008    5,010
       Property and equipment.................................     611      741
       Other assets...........................................     728       42
       Other current assets...................................   1,099    1,689
       Accrued coupon redemption costs........................     141       98
                                                               -------  -------
                                                                11,561   13,644
                                                               -------  -------
     Deferred tax assets:
       Accrued expenses.......................................    (383)    (583)
       Other..................................................     (12)     (13)
                                                               -------  -------
                                                                  (395)    (596)
                                                               -------  -------
                                                               $11,166  $13,048
                                                               =======  =======

  The following is a reconciliation of the federal statutory rate and the Company's effective tax rate:

                                            1993         1994         1995
                                         -----------  -----------  -----------
Tax provision at statutory rate......... $5,080 34.0% $5,820 34.0% $4,099 34.0%
State taxes, net of federal benefit.....    254  1.7     540  3.2     160  1.3
Other...................................    247  1.6     288  1.7     301  2.5
                                         ------ ----  ------ ----  ------ ----
Provision for income taxes.............. $5,581 37.3% $6,648 38.9% $4,560 37.8%
                                         ====== ====  ====== ====  ====== ====

13. REDEEMABLE EQUITY SECURITIES

  In connection with the Recapitalization, the Company issued 2,826 shares of voting common stock, $.01 par value, to management stockholders for cash. The Company is obligated to redeem these shares from the management stockholders upon the death, disability or termination of employment of the holder. The redeemable common stock was recorded at fair value on the date of issuance, less issuance costs, totaling $45. During 1995, the Company issued an additional 4,048 shares of voting common stock, $.01 par value, for cash under the same basic terms. The redeemable common stock was recorded at fair value on the date of issuance, less issuance costs, totaling $63. In connection with the issuance of redeemable common shares in 1995, certain agreements were amended and executed in order that 14,643 shares of preferred stock issued for cash in 1995 and 10,218 of preferred stock issued for cash in October 1994 would be redeemable under the same basic terms of the redeemable common stock. Each preferred share has a $.01 par value, a stated value at liquidation of $10 and cumulative dividends of 25% of additional shares of PIK preferred stock or fractions thereof. The redeemable preferred stock was recorded at fair value on the date of issuance or amendment providing for their redemption, less issuance costs, totaling $224. The redemption provisions expire the earlier of the fifth anniversary of the October 17, 1994 Recapitalization or the closing of an IPO.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

14. TREASURY STOCK

  In November 1991, subsequent to the death of Bryan Nelson, and in accordance with the Company's requirements pursuant to a buy/sell agreement dated July 25, 1984 among Joseph Murphy, President, Bryan Nelson, Executive Vice President, (both being beneficial stockholders), and the Company, the Board of Directors approved the Company's purchase of 64,787 shares of common stock for approximately $4,013 and 14,145.5 shares of Class A preferred stock and 24,417 shares of Class B preferred stock for approximately $273 such stock being beneficially owned by the estate of Bryan Nelson. The redemption price of approximately $4,300 ("Redemption Price") was offered based on a formula within the buy/sell agreement. In December 1991, the Company, through an Offering Memorandum dated in October 1991, agreed to purchase, from the beneficiaries of the Estate, 2,226 shares of common stock for $1,977 and 30,030.5 shares of Class A preferred stock and 51,839 shares of Class B preferred stock for $2,730. The purchase price for the common stock and Class A and Class B preferred stock utilized valuations of the Company's common and preferred stock. The valuations were prepared by an independent third party. In 1992, the total redemption price was approved by the Board of Directors and was paid to an escrow agent pursuant to an escrow agreement between the Company and the escrow agent dated March 4, 1992. The estate of Bryan Nelson was not party to the escrow agreement. On April 14, 1992, Sarah Nelson, Administratrix of the estate of Bryan Nelson, filed a petition in Montgomery County, Pennsylvania, Court of Common Pleas, to void the aforementioned agreement. On September 30, 1993, the Company reached a Settlement Agreement with the Administratrix of the estate of Bryan Nelson to end all pending litigation pursuant to this Settlement Agreement, which was approved by the Montgomery County, Pennsylvania, Court of Common Pleas. The Company paid an additional amount of approximately $3,137 in connection with this redemption. This amount, plus approximately $280 of interest which was accrued from amounts tendered in 1991, was accounted for as treasury stock.

  Pursuant to the Recapitalization Agreement (see Note 3), the Company repurchased from the Stockholder for approximately $199.0 million, which includes approximately $0.9 million in post-closing adjustments, all of its then outstanding shares of Preferred Stock (5,460 Class A shares and 9,425 Class B shares) and 17,337 shares of its then outstanding Common Stock. These shares along with all previously acquired shares of Preferred and Common Stock were then retired. During 1995, additional post closing adjustments totaling $88 were made to the purchase price relating to the retired treasury shares.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


15. LEASE COMMITMENTS

  The Company leases premises under cancelable and noncancelable operating leases with lease terms expiring through 2007. Future minimum payments by year and in the aggregate under all noncancelable capital and operating leases having initial or remaining terms of one year or more consisted of the following at December 31, 1995:

      YEAR ENDING                                              CAPITAL OPERATING
     DECEMBER 31,                                              LEASES   LEASES
     ------------                                              ------- ---------
     1996..................................................... $1,644   $   984
     1997.....................................................  1,451       934
     1998.....................................................    989       917
     1999.....................................................    784       873
     2000.....................................................    379       873
     Thereafter...............................................    385     5,602
                                                               ------   -------
                                                                5,632   $10,183
                                                                        =======
     Amount representing imputed interest.....................    525
                                                               ------
     Present value of net minimum lease payments..............  5,107
     Less current portion.....................................  1,402
                                                               ------
                                                               $3,705
                                                               ======

  Rental expense under all operating leases for the years ended December 31, 1993, 1994 and 1995, was approximately $1,430, $1,301 and $1,046, respectively.

16. COMMITMENTS AND CONTINGENCIES

  On June 19, 1993, the Company reached a Settlement Agreement with International Data Processing, Inc. ("IDP") to end all pending litigation regarding a lawsuit brought by the Company against IDP for breach of contract and intentional misrepresentation by IDP, and a counterclaim by IDP against the Company alleging improper termination of an agreement to manage, staff and operate the Company's data processing center for 5 years beginning in 1989. Pursuant to the Settlement Agreement, which was approved by the Federal Court in Newark, New Jersey, the Company paid the total amount of $1,650 to IDP and the related legal costs of $220, which have been included in other (income) expenses.

  The Company has entered into employment agreements with certain members of management.

  The Company has agreed to pay Kelso an annual fee of $263 each year for financial advisory services and to reimburse Kelso for out-of-pocket expenses incurred. Non-officer directors of the Company, other than those directors who are affiliated with Kelso, will be paid an annual retainer of $20. In addition, all out-of-pocket expenses of non-officer directors, including those directors who are affiliated with Kelso, related to meetings attended, will be reimbursed by the Company. Non-officer directors, including those directors affiliated with Kelso, will receive no additional compensation for their services as directors of the Company except as described above.

  The Company is involved in, or has been involved in, litigation arising in the normal course of its business. The Company can not predict the timing or outcome of these claims and proceedings. Currently, the Company is

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

not involved in any litigation which is expected to have a material effect on the financial position of the business or the results of operations and cash flows of the Company.

17. PROFIT SHARING PLAN

  The Company has a profit sharing plan covering all employees and those of its subsidiaries. Eligible employees can participate as of January 1 and July 1 after twelve months of service. Employee contributions are made on a pretax basis under Section 401(k) of the Internal Revenue Code. The Company's contribution is at the discretion of the Board of Directors. The expense associated with the employer contribution was approximately $365, $430 and $442 in 1993, 1994 and 1995, respectively.

  All contributions and investments are held in a trust for the benefit of plan participants. Employees with five years of service prior to January 1, 1990, are 100% vested in the entire amounts held for them under the plan. All employees are 100% vested in their pretax contributions and earnings thereon, but become vested in the Company contributions and earnings at a rate based on years of service, with full vesting after five years.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company values the financial instruments as required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

    Cash and Cash Equivalents, Accounts Receivable, Accounts Payable and Accrued Expenses. The carrying amount of these items are a reasonable estimate of their fair values because of the short maturity of these instruments.

    Long-term Debt including Current Maturities. The fair value of the Company's long-term debt is based on the quoted market price on the subordinated notes and on current interest rates that are available to the Company for debt not quoted on an exchange. At December 31, 1995 the Company had a carrying amount of long-term debt of $145,986 and an estimated fair value of $148,008.

19. STOCK OPTION PLAN

  In October 1994, the Board of Directors resolved to adopt a stock option plan for the issuance of 190,909 shares of common stock. Although the terms of the stock option plan have not been finalized, the Company has agreed to grant options to certain key employees of the Company under certain circumstances.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


20. RELATED PARTIES TRANSACTIONS

  The Company advanced funds to three of its officers totaling $1,206 during 1993 and $491 during 1994. These amounts are evidenced by demand notes with interest at rates ranging from 1.0% to 1.5% over prime and have been recorded together with accrued interest as assets held for sale. These advances were repaid on October 17, 1994, as part of the Recapitalization.

  During 1993, the Company paid $1,000 as a brokerage fee to a corporation controlled by the sole Stockholder and chief executive officer of the Company pursuant to a brokerage fee agreement in connection with the sale of certain assets and rights of Meteor Incorporated, a former subsidiary of the Company, to unrelated third parties.

  During 1993, the Estate transferred real property to the Company in lieu of payment for advances made for the Estate for administration expenses and taxes totaling $150. The real property was sold on October 1, 1993, to an unrelated party resulting in a loss of approximately $115 which was reflected in the consolidated statement of operations in 1993.

  In connection with the Recapitalization, certain members of the Company's management were granted restricted pay-in-kind preferred stock and restricted common stock of $1,022 and $478, respectively. Compensation associated with the grant of these shares was measured by the difference between the aggregate price of the restricted shares and the aggregate fair value of the shares on the measurement date. Such compensation is being recognized ratably over the six-year period for which services must be performed in order for these individuals to receive the shares without restriction. The Company is recognizing compensation expense over six years commencing October 17, 1994, which is the date the Company effected the Recapitalization and granted the restricted shares. Compensation expense related to these shares for the period ended December 31, 1994 and December 31, 1995 totaled $52 and $250, respectively.

  In connection with the Recapitalization, on October 17, 1994, certain designees of Kelso acquired shares of the Company's Common Stock. The proceeds from the sale of these shares were received subsequent to December 31, 1994 and, accordingly, were included in the accompanying 1994 balance sheet as an increase (stock subscriptions receivable) in deficiency in assets.

  During 1994 and 1995, certain officers of the Company acquired shares of both the Company's common and preferred stock. These shares are included in the accompanying balance sheets as redeemable equity securities and are shown net of issuance costs.

  Kelso provides financial advisory services to the Company for an annual fee. Payment for these services and reimbursement of expenses totalled $172 in 1994 and $308 in 1995.

21. PREFERRED STOCK

  The PIK Preferred Stock is entitled to cumulative dividends, payable solely in additional shares of PIK Preferred Stock, at an estimated rate of 25% per annum when, as and if declared by the Board of Directors of the Company. Cumulative dividends on preferred shares that have not been declared since The Recapitalization total approximately 1.1 million shares of preferred stock. The PIK Preferred Stock has an aggregate liquidation preference of approximately $37.5 million plus the liquidation preference of additional shares of PIK Preferred Stock issued in payment of dividends on the PIK Preferred Stock and the liquidation preference in respect of cumulative undeclared dividends, whether or not declared. The PIK Preferred Stock is redeemable at the option

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

of the Company in whole or in part at any time for a redemption price equal to the liquidation preference thereof plus all cumulative undeclared dividends, whether or not declared, to the date of redemption. In addition, the PIK Preferred Stock has no voting rights, except that the PIK Preferred Stock is entitled to vote, as a separate class, in the event of any merger, consolidation, or sale of all or substantially all of the Company's assets, any amendment to the Company's Restated Certificate of Incorporation or any authorization or issuance by the Company of capital stock ranking senior to or pari passu with the PIK Preferred Stock with respect to dividends or liquidation preference or securities convertible into or exchangeable or exercisable for such capital stock.

22. QUARTERLY INFORMATION (UNAUDITED)

  Summarized quarterly financial data for 1995 and 1994 are set forth below:

                              MARCH 31 JUNE 30 SEPTEMBER 30 DECEMBER 31  TOTAL
                              -------- ------- ------------ ----------- --------
1995
Net Revenues................  $33,608  $36,526   $32,902      $33,263   $136,299
Gross Profit................   16,489   20,593    18,674       19,561     75,317
Income from continuing
 operations before provision
 for income taxes and
 cumulative effect of
 accounting change..........      286    4,572     2,467        4,731     12,056
Net Income..................      175    2,789     1,504        3,028      7,496
1994
Net Revenue.................   31,328   29,915    28,865       28,452    118,560
Gross Profit................   15,896   17,203    15,985       16,991     66,075
Income from continuing
 operations before provision
 for income taxes and
 cumulative effect of
 accounting change..........    5,065    5,497     4,801        1,753     17,116
Net Income..................    2,786    3,603     2,064        1,293      9,746

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                      DECEMBER 31, 1995 AND MARCH 31, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        DECEMBER 31,  MARCH 31,
                                                            1995        1996
                                                        ------------ -----------
                                                                     (UNAUDITED)
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents............................   $   6,987    $     678
 Accounts receivable, less an allowance for doubtful
  accounts of $1,263 and $1,824 in 1995 and 1996,
  respectively........................................      19,708       22,744
 Inventories..........................................       9,814        7,943
 Prepaid and other current assets.....................       1,382        1,283
                                                         ---------    ---------
 Total current assets.................................      37,891       32,648
PROPERTY AND EQUIPMENT, net...........................      15,334       15,379
MAILING LIST RIGHTS...................................          90           60
DEFERRED CUSTOMER ACQUISITION COSTS...................      19,485       22,364
DEFERRED DEBT ISSUANCE COSTS, less accumulated
 amortization of $2,016 and $2,433 in 1995 and 1996,
 respectively.........................................       8,853        8,436
OTHER ASSETS..........................................       1,207        1,152
                                                         ---------    ---------
 TOTAL................................................   $  82,860    $  80,039
                                                         =========    =========
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
 Current portion of long-term debt....................   $   3,421    $   4,796
 Current portion of capital lease obligations.........       1,402        1,461
 Accounts payable.....................................       3,948        6,655
 Accrued expenses and other current liabilities.......       5,811        4,606
 Accrued interest.....................................       4,858        2,355
 Accrued coupon redemption costs......................       6,117        6,071
 Deferred income taxes................................       6,540        6,786
                                                         ---------    ---------
 Total current liabilities............................      32,097       32,730
LONG-TERM DEBT, Less current portion..................     142,565      137,631
CAPITAL LEASE OBLIGATIONS, Less current portion.......       3,705        3,642
ACCRUED COUPON REDEMPTION COSTS.......................         521          517
DEFERRED INCOME TAXES.................................       6,508        6,753
                                                         ---------    ---------
 Total liabilities....................................     185,396      181,273
                                                         ---------    ---------
COMMITMENTS AND CONTINGENT LIABILITIES
REDEEMABLE EQUITY SECURITIES..........................         332          332
                                                         ---------    ---------
STOCKHOLDERS' DEFICIENCY:
 Preferred stock, $.01 par value, 12,000,000 shares
  authorized: 4,000,000 shares designated as pay-in-
  kind preferred stock, stated at liquidation value of
  $10 per share; 25% cumulative, 3,739,782 shares
  issued and outstanding..............................      37,398       37,398
 Common stock, voting, $.01 par value: 3,000,000
  shares authorized, 1,321,522 shares issued and
  outstanding.........................................          13           13
 Common stock, Class A, non-voting, $.01 par value:
  500,000 shares authorized, 75,652 shares issued and
  outstanding.........................................           1            1
 Additional paid-in capital...........................      16,805       16,805
 Accumulated deficit..................................    (155,588)    (154,655)
 Restricted stock.....................................      (1,499)      (1,134)
 Foreign currency translation adjustment..............           2            6
                                                         ---------    ---------
 Stockholders' deficiency.............................    (102,868)    (101,566)
                                                         ---------    ---------
 TOTAL................................................   $  82,860    $  80,039
                                                         =========    =========

           See notes to condensed consolidated financial statements.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

          THREE MONTH PERIODS ENDED MARCH 31, 1995 AND MARCH 31, 1996
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                1995     1996
                                                               -------  -------
NET REVENUES.................................................. $33,608  $40,099
                                                               -------  -------
COSTS AND EXPENSES:
  Cost of sales...............................................  17,119   20,912
  Administrative and general expenses.........................   2,659    3,264
  Provision for doubtful accounts.............................   2,384    3,015
  Marketing costs.............................................   3,473    4,606
  Coupon redemption costs.....................................   2,001    1,480
  Depreciation and amortization...............................     624      658
  Other (income) expenses.....................................      (1)      29
                                                               -------  -------
OPERATING INCOME..............................................   5,349    6,135
  Interest income.............................................      63       73
  Interest expense............................................   5,126    4,678
                                                               -------  -------
INCOME BEFORE PROVISION FOR INCOME TAXES......................     286    1,530
PROVISION FOR INCOME TAXES....................................     111      597
                                                               -------  -------
NET INCOME.................................................... $   175  $   933
                                                               =======  =======


           See notes to condensed consolidated financial statements.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

          THREE MONTH PERIOD ENDED MARCH 31, 1995 AND MARCH 31, 1996
                            (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                               1995     1996
                                                              -------  -------
OPERATING ACTIVITIES:
  Net Income................................................. $   175  $   933
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization............................     624      658
    Amortization of debt issue costs and discounts...........     567      462
    Other....................................................      (4)      65
    Amortization of deferred customer acquisition costs......   2,971    3,950
    (Increase) decrease in operating assets:
      Accounts receivable....................................  (2,066)  (3,036)
      Inventories............................................   1,211    1,871
      Payments for deferred customer acquisition costs.......  (5,923)  (6,799)
      Prepaid and other current assets.......................    (162)      99
      Other assets...........................................     260       (4)
    Increase (decrease) in operating Liabilities:
      Accounts payable, accrued expenses and other liabili-
       ties..................................................   2,186     (695)
      Deferred income taxes..................................     106      491
      Accrued coupon redemption costs........................     316      (50)
                                                              -------  -------
        Net cash (used in) provided by operating activities..     261   (2,055)
                                                              -------  -------
INVESTING ACTIVITIES:
  Acquisitions on property and equipment.....................    (114)    (310)
  Proceeds from sale of property and equipment...............       1        2
                                                              -------  -------
        Net cash used in investing activities................    (113)    (308)
                                                              -------  -------
FINANCING ACTIVITIES:
  Payments on bank and other financing.......................     (31)  (3,604)
  Payments on capital leases.................................    (286)    (342)
  Proceeds from par value of restricted stock................       1      --
  Proceeds from stock subscriptions..........................     125      --
                                                              -------  -------
        Net cash used in financing activities................    (191)  (3,946)
                                                              -------  -------
NET DECREASE IN CASH AND CASH EQUIVALENTS....................     (43)  (6,309)
Cash and cash equivalents at beginning of year...............   3,891    6,987
                                                              -------  -------
Cash and cash equivalents at end of period................... $ 3,848  $   678
                                                              =======  =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest................................................. $ 4,355  $ 6,720
                                                              =======  =======
    Income taxes............................................. $     5  $   235
                                                              =======  =======

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

  Capital lease obligations of $1,085 and $338 were entered into for new equipment during the three month periods ended 1995 and 1996, respectively.

           See notes to condensed consolidated financial statements.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  In the opinion of management, the accompanying condensed consolidated financial statements of Hosiery Corporation of America, Inc. and subsidiaries, which are unaudited except for the Consolidated Balance Sheet as of December 31, 1995, which is derived from audited financial statements, include all normal and recurring adjustments necessary to present fairly the Company's financial position as of March 31, 1996 and the results of operations and cash flows for the three month periods ended March 31, 1995 and March 31, 1996.

  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 26, 1996.

NOTE 2. INVENTORIES

                                                          DECEMBER 31, MARCH 31,
                                                              1995       1996
                                                          ------------ ---------
     Raw materials.......................................    $  787     $  592
     Work-in-process.....................................     1,602      2,265
     Finished goods......................................     5,763      3,316
     Promotional and packing material....................     1,662      1,770
                                                             ------     ------
                                                             $9,814     $7,943
                                                             ======     ======

NOTE 3. COMMITMENTS AND CONTINGENCIES

  The Company has continuing obligations with certain members of management pursuant to previously signed employment agreements.

NOTE 4. ACCOUNTING FOR STOCK BASED COMPENSATION

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which was effective for the Company beginning January 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock based compensation awards to employees and will disclose the required pro forma effect on net income in the fiscal year end December 31, 1996 financial statements.

NOTE 5. IMPAIRMENT OF LONG-LIVED ASSETS

  Effective January 1, 1996, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Also, in general, long-lived assets and certain identifiable intangibles to be disposed of should be reported at the lower of carrying amount or fair value less cost to sell. This new standard had no impact on the Company's financial position or results of operations.

                                      LOGO

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 (ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS)

PROSPECTUS (Subject to Completion)
Issued     , 1996
                                       Shares
                                                                            LOGO
                      Hosiery Corporation of America, Inc.
                                  COMMON STOCK

                                  -----------

 OF THE     SHARES OF COMMON STOCK BEING OFFERED,     SHARES ARE BEING OFFERED
  INITIALLY  OUTSIDE  THE  UNITED  STATES AND  CANADA  BY  THE  INTERNATIONAL
   UNDERWRITERS  AND     SHARES  ARE BEING OFFERED  INITIALLY IN  THE UNITED
    STATES AND CANADA BY  THE U.S. UNDERWRITERS. SEE "UNDERWRITERS." ALL OF
      THE SHARES  OF COMMON  STOCK BEING  OFFERED ARE  BEING SOLD  BY  THE
       COMPANY. PRIOR TO THIS OFFERING,  THERE HAS BEEN NO PUBLIC MARKET
        FOR THE COMMON STOCK OF  THE COMPANY. IT IS CURRENTLY ESTIMATED
         THAT  THE INITIAL  PUBLIC OFFERING  PRICE PER  SHARE WILL  BE
          BETWEEN  $    AND $   . SEE "UNDERWRITERS" FOR A DISCUSSION
            OF THE  FACTORS  TO  BE CONSIDERED  IN  DETERMINING  THE
             INITIAL PUBLIC OFFERING PRICE.

                                  -----------

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT
      SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                                  -----------

THESE  SECURITIES  HAVE NOT  BEEN  APPROVED OR  DISAPPROVED BY  THE  SECURITIES
 AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON   THE  ACCURACY   OR  ADEQUACY   OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                                        UNDERWRITING   PROCEEDS
                                              PRICE TO DISCOUNTS AND      TO
                                               PUBLIC  COMMISSIONS(1) COMPANY(2)
                                              -------- -------------- ----------
Per Share....................................   $           $            $
Total(3).....................................  $           $            $

- -----
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) Before deducting expenses payable by the Company estimated at $   .
  (3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional shares of Common Stock at the Price to Public less Underwriting Discounts and Commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions
      and Proceeds to Company will be $    , $    and $   , respectively. See
      "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Debevoise & Plimpton, counsel for the Underwriters. It is expected that the
delivery of the Shares will be made on or about       , 1996 at the offices of
Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in next day funds.

                                  -----------

MORGAN STANLEY & CO.
     International
      BEAR, STEARNS INTERNATIONAL LIMITED

             BANKERS TRUST INTERNATIONAL PLC

                                                    DONALDSON, LUFKIN & JENRETTE
                                      Securities Corporation

      , 1996

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered:

   SEC registration fee................................................ $59,483
   Printing and engraving costs........................................    *
   Legal fees and expenses.............................................    *
   Accounting fees and expenses........................................    *
   Stock exchange listing fee..........................................    *
   NASD filing fee.....................................................  17,750
   Blue Sky fees and expenses..........................................    *
   Miscellaneous.......................................................    *
                                                                        -------
     Total............................................................. $  *
                                                                        =======

- --------
*To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  Section 145 further provides that to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of
Section 145, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or against another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

  As permitted by the DGCL, the Restated Certificate of Incorporation of the Company, a copy of which is filed as Exhibit 3.1 to this Registration Statement, eliminates all liability of the Company's directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

  The By-Laws of the Company, a copy of which is filed as Exhibit 3.4 to this Registration Statement, provides the Company with the authority to indemnify directors, officers and agents of the Company to the full extent allowed by the laws of the State of Delaware.

  The Exchange and Registration Rights Agreement, a copy of which is filed as
Exhibit 4.3 to this Registration Statement, provides that the holders of the Notes will indemnify and hold harmless the Registrant, its directors and officers and each person, if any, who controls the Registrant within the meanings of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against certain specified losses, liabilities, claims, damages and expenses caused by any untrue statements or omissions in the Shelf Registration Statement based upon information furnished in writing to the Registrant by such holder expressly for use therein.

  The Company maintains directors' and officers' liability insurance for the directors and officers of the Company through Federal Insurance Company up to $1,000,000 for each loss and for each policy period.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  On October 17, 1994, pursuant to the Recapitalization Agreement (see Exhibit
2.1 to this Registration Statement), the Company repurchased from Murphy all of its then outstanding shares of Old Preferred Stock and a substantial portion of its outstanding shares of Common Stock (the "Repurchase"). In order to finance the Repurchase, in part, the Company on October 17, 1994 sold (i) 70,000 units consisting of $70,000,000 aggregate principal amount of the Old Notes and 70,000 shares of Class A Common Stock, par value $.01 per share (the "Units") for $69,146,000 less aggregate initial purchaser discount and commissions of $2,420,110, (ii) an aggregate 1,000,660 shares of Common Stock to affiliates of Kelso for $16,931,167, (iii) an aggregate of 2,826 shares of Common Stock to certain members of management of the Company for $47,816, (iv) 5,652 shares of Class A Common Stock to designees of Kelso for $95,632, and
(v) an aggregate 3,647,820 shares of PIK Preferred Stock to affiliates of Kelso and designees of Kelso for $36,478,200. In addition, the Company granted to certain members of management of the Company an aggregate 28,262 shares of Common Stock and an aggregate 102,180 shares of PIK Preferred Stock pursuant to Management Stock Purchase and Restricted Stock Award Agreements (see Exhibits 2.6 and 2.7 to this Registration Statement). Of the $69,146,000 purchase price for the Units, $67,691,600 is attributable to the Old Notes and $1,184,400 to the shares of Class A Common Stock. In August 1995, the Company sold an aggregate of 3,106 shares of Common Stock and 11,237 shares of PIK Preferred Stock to certain members of management for aggregate consideration of $165,000. In October 1995, the Company sold 942 shares of Common Stock and 3,406 shares of PIK Preferred Stock to Mr. Henry for aggregate consideration of $49,999. In 1996, the Company issued an aggregate of 4,434 shares of Common Stock to Messrs. Biagini and Lengers in lieu of cash compensation.

  The transactions described above were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act on the basis that such transactions did not involve a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
   *1.1  Form of U.S. Underwriting Agreement.
   *1.2  Form of International Underwriting Agreement.
    2.1  Recapitalization and Stock Purchase Agreement, dated as of July 19,
         1994 among the Company, Joseph A. Murphy and HCA Holdings, Inc.
         (incorporated by reference to the Company's Registration Statement on
         Form S-1, File No. 33-87393).
    2.2  First Amendment to Recapitalization and Stock Purchase Agreement,
         dated as of October 4, 1994 (incorporated by reference to the
         Company's Registration Statement on Form S-1, File No. 33-87393).
    2.3  Kelso Investment Associates V, L.P. letter agreement, dated October
         17, 1994 to purchase securities of the Company (incorporated by reference to the Company's Registration Statement on Form S-1, File
         No. 33-87393).
    2.4  Kelso Equity Partners V, L.P. letter agreement, dated October 17, 1994 to purchase securities of the Company (incorporated by reference to the Company's Registration Statement on Form S-1, File No. 33-87393).
    2.5  Form of Stock Subscription Agreement, dated as of October 17, 1994 between the Company and certain stockholders of the Company
         (incorporated by reference to the Company's Registration Statement on
         Form S-1, File No. 33-87393).
    2.6  Management Stock Purchase and Restricted Stock Award Agreement, dated as of October 17, 1994, between the Company and John F. Biagini
         (incorporated by reference to the Company's Registration Statement on
         Form S-1, File No. 33-87393).
    2.7  Management Stock Purchase and Restricted Stock Award Agreement, dated as of October 17, 1994, between the Company and Hans Lengers
         (incorporated by reference to the Company's Registration Statement on
         Form S-1, File No. 33-87393).
    2.8  Escrow Agreement, dated as of October 17, 1994, among the Company,
         Joseph A. Murphy and Midlantic Bank, N.A., as Escrow Agent
         (incorporated by reference to the Company's Registration Statement on
         Form S-1, File No. 33-87393).
    2.9  Pledge Agreement, dated as of October 17, 1994, between Joseph A.
         Murphy, as Pledgor, and the Company, as Pledgee (incorporated by reference to the Company's Registration Statement on Form S-1, File
         No. 33-87393).
    2.10 Indemnity Agreement, dated as of October 17, 1994, between Joseph A.
         Murphy and the Company (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
    2.11 Form of Seventh Amendment to Recapitalization and Stock Purchase
         Agreement, dated as of April 12, 1995, and First Amendment to Escrow
         Agreement, dated as of April 12, 1995, as a part thereof (incorporated by reference to the Company's Registration Statement on Form S-1, File
         No. 33-87393).
   *3.1  Amended and Restated Certificate of Incorporation of the Company.

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  3.2    By-Laws of the Company (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
  4.1    Indenture, dated as of October 17, 1994, between the Company and
         United States Trust Company of New York, as Trustee (incorporated by reference to the Company's Registration Statement on Form S-1, File
         No. 33-87393).
  4.2    Form of New Notes (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
  4.3    Exchange and Registration Rights Agreement, dated as of October 17,
         1994, among the Company, Bear Stearns & Co. Inc. and BT Securities
         Corporation (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
 *4.4    Specimen Common Stock Certificate.
 *5.1    Opinion of Skadden, Arps, Slate, Meagher & Flom.
  9.1    Stockholders' Agreement, dated as of October 17, 1994, among the
         Company, Kelso Investment Associates V, L.P., Kelso Equity Partners V,
         L.P., Joseph A. Murphy, John F. Biagini, Hans Lengers and such other stockholders who become parties to such agreement pursuant to such agreement (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
  9.2    Form of Letter Agreement between the Company and certain stockholders of the Company dated October 17, 1994 relating to the Stockholders'
         Agreement (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
 10.1    Credit Agreement, dated as of October 17, 1994, among the Company,
         National Westminster Bank PLC, as Co-Agent, and the financial institutions listed on the signature pages thereto (incorporated by reference to the Company's Registration Statement on Form S-1, File
         No. 33-87393).
 10.2    Executive Employment Agreement between Hosiery Corporation of America,
         Inc. and Arthur C. Hughes, dated as of August 3, 1992 (incorporated by reference to the Company's Registration Statement on Form S-1, File
         No. 33-87393).
 10.3    Employment Agreement between U.S. Textile Corp. and Hans Lengers, dated as of August 29, 1980, and an Amendment thereto among U.S.
         Textile Corp., the Company and Hans Lengers, dated as of September 12,
         1994 (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
 10.4    Executive Employment Agreement between the Company and Robert J.
         Mooney, dated as of September 16, 1993 (incorporated by reference to the Company's Registration Statement on Form S-1, File No. 33-87393).
 10.5    Letter Agreement dated October 17, 1994 between the Company and Kelso
         & Company, Inc. regarding financial advisory and other services
         (incorporated by reference to the Company's Registration Statement on
         Form S-1, File No. 33-87393).
 10.6    Purchase Agreement, dated as of October 7, 1994 among the Company,
         Bear, Stearns & Co. Inc. and BT Securities Corporation (incorporated by reference to the Company's Registration Statement on Form S-1, File
         No. 33-87393).
 10.7    Mailing List Contracts (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
 10.8    Executive Employment Agreement between the Company and Robert M.
         Henry, dated as of August 7, 1995 (incorporated by reference to the
         Company's Form 10-K for the fiscal year ended December 31, 1995).

 EXHIBIT
   NO.                                DESCRIPTION
 -------                              -----------
 *10.9   Exchange Agreement between the Company and Joseph A. Murphy dated as of July  , 1996.
  21.1   List of Subsidiaries of the Company (incorporated by reference to the
         Company's Registration Statement on Form S-1, File No. 33-87393).
  23.1   Consent of Independent Auditors, Deloitte & Touche LLP.
 *23.2   Consent of Skadden, Arps, Slate, Meagher & Flom (included in Exhibit
         5.1).
  24.1   Power of Attorney (included in signature page).

- --------
* To be filed by amendment.

(b) Financial Statement Schedules

     Independent Auditors' Report......................................... S-1
     Schedule I--Valuation and Qualifying Accounts--For the years ended
      December 31, 1993, 1994 and 1995.................................... S-2

  All other Financial Statement Schedules have been omitted because they are not applicable or not required or the required information is included in the Consolidated Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such officer, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN BUCKS COUNTY, COMMONWEALTH OF PENNSYLVANIA, ON THE 28TH DAY OF JUNE, 1996.

                                          Hosiery Corporation of America

                                                    /s/ John F. Biagini
                                          By: _________________________________
                                              JOHN F. BIAGINI CHAIRMAN OF THE
                                                BOARD, PRESIDENT AND CHIEF
                                                     EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Arthur C. Hughes and Robert J. Mooney his true and lawful attorney-in-fact, each with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of Hosiery Corporation of America, Inc.), to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                DATE

         /s/ John F. Biagini            Chairman of the         June 28, 1996
- -------------------------------------    Board, President,
           JOHN F. BIAGINI               Chief Executive
                                         Officer and
                                         Director (principal
                                         executive officer)

        /s/ Arthur C. Hughes            Vice President and      June 28, 1996
- -------------------------------------    Chief Financial
          ARTHUR C. HUGHES               Officer (principal
                                         accounting and
                                         financial officer)

              SIGNATURE                         TITLE                DATE

       /s/ Michael B. Goldberg          Director                June 28, 1996
- -------------------------------------
         MICHAEL B. GOLDBERG

       /s/ Frank K. Bynum, Jr.          Director                June 28, 1996
- -------------------------------------
         FRANK K. BYNUM, JR.

                                        Director                 June  , 1996
- -------------------------------------
          JOSEPH A. MURPHY

                                        Director                 June  , 1996
- -------------------------------------
            HANS LENGERS

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hosiery Corporation of America, Inc.
Bensalem, Pennsylvania

  We have audited the consolidated financial statements of Hosiery Corporation of America, Inc., and its subsidiaries (the "Company") as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, and have issued our report thereon dated February 27, 1996. Our audits also included the consolidated financial statement schedule of the Company referred to in Item 8. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP
Philadelphia, Pennsylvania

February 27, 1996

                                                                      SCHEDULE I

                      HOSIERY CORPORATION OF AMERICA, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                  BALANCE AT  CHARGED TO             BALANCE OF
                                 BEGINNING OF COSTS AND    AMOUNTS     END OF
                                    PERIOD     EXPENSES  WRITTEN OFF   PERIOD
                                 ------------ ---------- ----------- ----------
YEAR ENDED DECEMBER 31, 1995
 Allowance for Uncollectible
  Amounts.......................    $  923      $7,788     $7,448      $1,263
                                    ======      ======     ======      ======
YEAR ENDED DECEMBER 31, 1994
 Allowance for Uncollectible
  Accounts......................    $1,060      $5,643     $5,780      $  923
                                    ======      ======     ======      ======
YEAR ENDED DECEMBER 31, 1993
 Allowance for Uncollectible
  Accounts......................    $  583      $5,097     $4,620      $1,060
                                    ======      ======     ======      ======

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                             DESCRIPTION                             PAGE
 -------                           -----------                             ----
  *1.1   Form of U.S. Underwriting Agreement.
  *1.2   Form of International Underwriting Agreement.
   2.1   Recapitalization and Stock Purchase Agreement, dated as of July
         19, 1994 among the Company, Joseph A. Murphy and HCA Holdings,
         Inc. (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
   2.2   First Amendment to Recapitalization and Stock Purchase
         Agreement, dated as of October 4, 1994 (incorporated by
         reference to the Company's Registration Statement on Form S-1,
         File No. 33-87393).
   2.3   Kelso Investment Associates V, L.P. letter agreement, dated
         October 17, 1994 to purchase securities of the Company
         (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
   2.4   Kelso Equity Partners V, L.P. letter agreement, dated October
         17, 1994 to purchase securities of the Company (incorporated by reference to the Company's Registration Statement on Form S-1,
         File No. 33-87393).
   2.5   Form of Stock Subscription Agreement, dated as of October 17,
         1994 between the Company and certain stockholders of the
         Company (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
   2.6   Management Stock Purchase and Restricted Stock Award Agreement,
         dated as of October 17, 1994, between the Company and John F.
         Biagini (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
   2.7   Management Stock Purchase and Restricted Stock Award Agreement,
         dated as of October 17, 1994, between the Company and Hans
         Lengers (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
   2.8   Escrow Agreement, dated as of October 17, 1994, among the
         Company, Joseph A. Murphy and Midlantic Bank, N.A., as Escrow
         Agent (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
   2.9   Pledge Agreement, dated as of October 17, 1994, between Joseph
         A. Murphy, as Pledgor, and the Company, as Pledgee
         (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
   2.10  Indemnity Agreement, dated as of October 17, 1994, between
         Joseph A. Murphy and the Company (incorporated by reference to the Company's Registration Statement on Form S-1, File No. 33-
         87393).
   2.11  Form of Seventh Amendment to Recapitalization and Stock
         Purchase Agreement, dated as of April 12, 1995, and First
         Amendment to Escrow Agreement, dated as of April 12, 1995, as a part thereof (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
  *3.1   Amended and Restated Certificate of Incorporation of the
         Company.
   3.2   By-Laws of the Company (incorporated by reference to the
         Company's Registration Statement on Form S-1, File No. 33-
         87393).
   4.1   Indenture, dated as of October 17, 1994, between the Company and United States Trust Company of New York, as Trustee
         (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
   4.2   Form of New Notes (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
   4.3   Exchange and Registration Rights Agreement, dated as of October
         17, 1994, among the Company, Bear Stearns & Co. Inc. and BT
         Securities Corporation (incorporated by reference to the
         Company's Registration Statement on Form S-1, File No. 33-
         87393).
  *4.4   Specimen Common Stock Certificate.

 EXHIBIT
   NO.                             DESCRIPTION                             PAGE
 -------                           -----------                             ----
   *5.1  Opinion of Skadden, Arps, Slate, Meagher & Flom.
    9.1  Stockholders' Agreement, dated as of October 17, 1994, among the Company, Kelso Investment Associates V., L.P., Kelso Equity
         Partners V., L.P., Joseph A. Murphy, John F. Biagini, Hans
         Lengers and such other stockholders who become parties to such agreement pursuant to such agreement (incorporated by reference to the Company's Registration Statement on Form S-1, File No.
         33-87393).
    9.2  Form of Letter Agreement between the Company and certain stockholders of the Company dated October 17, 1994 relating to the Stockholders' Agreement (incorporated by reference to the
         Company's Registration Statement on Form S-1, File No. 33-
         87393).
   10.1  Credit Agreement, dated as of October 17, 1994, among the
         Company, National Westminster Bank PLC, as Co-Agent, and the
         financial institutions listed on the signature pages thereto
         (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
   10.2  Executive Employment Agreement between Hosiery Corporation of
         America, Inc. and Arthur C. Hughes, dated as of August 3, 1992
         (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
   10.3  Employment Agreement between U.S. Textile Corp. and Hans
         Lengers, dated as of August 29, 1980, and an Amendment thereto among U.S. Textile Corp., the Company and Hans Lengers, dated as of September 12, 1994 (incorporated by reference to the
         Company's Registration Statement on Form S-1, File No. 33-
         87393).
   10.4  Executive Employment Agreement between the Company and Robert
         J. Mooney, dated as of September 16, 1993 (incorporated by reference to the Company's Registration Statement on Form S-1,
         File No. 33-87393).
   10.5  Letter Agreement dated October 17, 1994 between the Company and
         Kelso & Company, Inc. regarding financial advisory and other services (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
   10.6  Purchase Agreement, dated as of October 7, 1994 among the
         Company, Bear, Stearns & Co. Inc. and BT Securities Corporation
         (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
   10.7  Mailing List Contracts (incorporated by reference to the
         Company's Registration Statement on Form S-1, File No. 33-
         87393).
   10.8  Executive Employment Agreement between the Company and Robert
         M. Henry, dated as of August 7, 1995 (incorporated by reference to the Company's Form 10-K for the fiscal year ended December
         31, 1995).
  *10.9  Exchange Agreement between the Company and Joseph A. Murphy dated as of July  , 1996.
   21.1  List of Subsidiaries of the Company (incorporated by reference to the Company's Registration Statement on Form S-1, File No.
         33-87393).
   23.1  Consent of Independent Auditors, Deloitte & Touche LLP.
  *23.2  Consent of Skadden, Arps, Slate, Meagher & Flom (included in
         Exhibit 5.1).
   24.1  Power of Attorney (included in signature page).

- --------
* To be filed by amendment.